NI43-101
TECHNICAL REPORT
ON THE HALILAĞA EXPLORATION PROPERTY,
ÇANAKKALE, WESTERN TURKEY
Prepared for:
Fronteer Development Group Inc.
Suite 1650 — 1055 West Hastings Street
Vancouver, B.C. V6E 2E9
Submitted in fulfilment of reporting requirements under
National Instrument 43-101
on March 30, 2009
By:
Author
Peter Grieve M.Sc. M.A.I.G
Director
Geology and Resource Solutions Limited
PO Box 24, Otago, New Zealand 9340
Tel: +64 3 447 3977
Email: peter.grieve@xtra.co.nz

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 2 Table of contents

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 - 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

Item 25 Additional Requirements for Technical Reports on Development Properties and Production Properties	86

Item 26 Illustrations	86

LIST OF APPENDICES

Appendix 1 Glossary of Terms	89

Appendix 2 Drilling and sample protocols	94

Appendix 3 Drill Hole Assay results (0.2% Cu cut-off)	98
LIST OF TABLES
Table 1 Halilağa tenure details, as at 26 January, 2009.
Table 2 Significant drill intersections from the Kestane Zone, Halilağa
Table 3 Exploration samples and geophysical surveys — Halilağa and Halilağa North 2005-2007
Table 4 Halilağa 2007 drill summary
Table 5 Halilağa 2008 drill summary
Table 6 Petrographic analyses, Halilağa
Table 7 Drill hole summary, Halilağa
Table 8 List of gold and copper standards used at Halilağa
Table 9 Comparison of gold assays and check-assays hole HD-04, Halilağa.
Table 10 Halilaga Holes HD-01 and HD-04 Geological Zones
Table 11 Metallurgical Composites for Rougher Flotation Tests
Table 12 Comparison of Head Assays
Table 13 Rougher Flotation Test Variables
Table 14 Rougher Flotation Test Parameters

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Table 15 Variability Rougher Flotation Test Results
Table 16 Proposed Halilağa budget for 2009
LIST OF FIGURES
Figure 1 Location of Halilağa permit blocks.
Figure 2 Location of the Halilağa property, Western Turkey
Figure 3 Simplified geological map of Biga Peninsula

Figure 4	Simplified geological map of western Turkey showing distribution of Karakaya Complex and the ophiolitic rocks of the İzmir-Ankara suture zone

Figure 5	(a) Simplified neotectonic map of Turkey showing major neotectonic structures (b) Major neotectonic structures of the Biga Peninsula
Figure 6 Halilağa Geology (Grieve, 2006)
Figure 7 Halilağa Alteration Map.

Figure 8	Leapfrog model showing dimensions of the Kestane zone target. Leapfrog grade shells interpolated at 0.2, 0.3 and 0.5 % Cu.

Figure 9	Histograms showing the grade distribution of raw (a) Au and (b) Cu assays for all drilling, and 2 metre, declustered composites for (c) Au and (d) Cu, captured inside the Kestane mineralized zone as defined by the Leapfrog 0.2% Cu grade shell.
Figure 10 Geological map of Halilağa property (Sanchez, 2008)
Figure 11 Rock geochemistry after 2008 sampling.
Figure 12 Vein measurements from Kestane outcrops.
Figure 13 Au standard values with 2SD used at Halilağa
Figure 14 Blank results (Au ppm)
Figure 15 Au Duplicates
Figure 16 Comparison of gold assays and check-assays hole HD-04, Halilağa.
Figure 17 Location of Halilağa and adjacent properties Pirentepe and Aği Daği.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 18 Cu Recovery versus Mass Pull to Rougher Concentrate Hole HD-01
Figure 19 Cu Recovery versus Mass Pull to Rougher Concentrate Hole HD-04
Figure 20 HD-01 Cu Concentrate Grade versus Overall Cu Recovery
Figure 21 HD-04 Cu Concentrate Grade versus Overall Cu Recovery
Figure 22 Metallurgical composite HD-01 C2 (Hole HD-01 36.70 – 49.60 m secondary enriched zone)
Figure 23 Metallurgical composite HD-01 C6 (Hole HD-01 83.10 – 98.20 m primary sulphide zone)
Figure 24 Location of proposed 2009 infill drill holes at Kestane totalling 6000 metres

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 3 Summary
Tenure and Agreements
Fronteer has numerous properties held in joint venture partnership with TCAM in the Biga Peninsula area of north-western Turkey. This report is limited to the Halilağa group of 15 tenements totalling 7230.17 hectares. The main area of interest — the Kestane porphyry Cu-Au zone is located at 483200E 4419200N UTM Central meridian 27 (ED50 datum) in the central part of the tenement group.
During 2004, the Company signed a letter of intent with Teck Cominco Limited’s Turkish subsidiary, Teck Cominco Arama ve Madencilik A.Ş (TCAM) to acquire a 100% interest in five gold properties located in Western Turkey. Fronteer completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Letters of Agreement on three properties, the Aği Daği Property, the Kirazli Property and the Biga Properties respectively.
Under the terms of the option agreements, the Company was required to issue to TCAM a total of US$500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Aği Daği property, 200,000 to the Kirazli property and 111,930 to the Biga Properties. Subsequent to December 31, 2004, the Company issued the shares required for the Biga Properties, completing its initial commitment to issue shares, for all five properties.
To earn a 100% interest in the Biga Properties, Fronteer was required to incur US$2,000,000 on exploration over four years, with a first year firm commitment of US$200,000. Upon earning 100% interest, TCAM retained a Net Smelter Return Royalty of 1% on the properties.
After an initial program by Fronteer, TCAM gave notice of their decision to earn-back in to Halilağa on November 30, 2006. Total expenditure by TCAM from November 30, 2006 to 31 December, 2008 is US$4,718,042 (Ceyhan, 2009). Drilling within the Halilağa Property is summarised in the section on Exploration. A total of 43 drill holes (including re-drills) totalling 10,398.70 metres has been drilled to date.
The Halilağa project consists of 15 licences totalling 7230.17 hectares Three licences (AR-83814, AR-84288, and AR-84289) reached their five year limit as exploration licences in Nov 2007. Applications were submitted by TCAM at that time to convert them into exploitation licenses. Government inspectors from the Turkish Mining Bureau visited the site on March 14, 2009 to collect rock samples and start the conversion process. TCAM

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
expects the new licenses to be in hand by mid to late April and will then apply for forestry permits that will permit drilling of the planned infill programme (6000 metres) to commence at Kestane.
Geology and Mineralisation
The Halilağa property is interpreted to be a single widespread mineralised system containing porphyry related copper-gold mineralisation, skarn and related high-sulphidation style gold mineralisation.
Magmatic-hydrothermal processes related to hypabyssal quartz diorite to quartz monzonite intrusions have resulted in a) porphyry copper-gold (proximal, Kestane), b) epithermal gold (distal, Kunk Hill) and c) skarn gold-silver+/-base metal mineralization (Bakirlik) in and near Halilağa.
Kestane Conceptual Target
The Kestane target is at a very early stage of exploration with significant untested potential. To date, 16 drill holes have intersected significant widths of mineralized material at grades up to 1 g/t gold and 1% copper over 100 metres, in the shallow supergene enrichment zone. Typical intercepts in the main zone of mineralization (8 holes) range from 250 to 300 metres long, carrying grades of 0.3 to 0.5 g/t gold and 0.3 to 0.5 % copper. These drill holes define a zone of mineralization with dimensions of approximately 1000 x 400 x 300 metres that dips gently to the east. A loosely defined Leapfrog grade shell of this mineralization at a 0.2% copper cut-off shows the approximate shape of the currently known mineralized zone.
While there is clearly not enough data to define a Mineral Resource, the consistency and strong continuity of the data over significant extents allow for a conceptual estimate of the target potential. Using this Leapfrog grade shell as a rough guide, the current drilling gives a potential range of tonnages from 250,000,000 to 350,000,000 tonnes of mineralized material, which is open and untested to the north, south and east.
The mean grade of all (4,728) samples taken from the Kestane zone is 0.24 g/t gold and 0.22% copper. Two metre composites within the Leapfrog grade shell average 0.32 g/t gold and 0.32% copper at zero cut-off, and, at 0.3 g/t gold and 0.2% copper cut-offs, the declustered mean grades increase to 0.57 g/t gold and 0.45% copper.
Such a range of tonnages and grade suggest that the conceptual target potential of the Kestane zone could exceed 2 to 3 billion pounds of copper and 3 to 4 million ounces of gold.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
This target range is expressly not to be represented or misconstrued as an estimate of Mineral Resources or Ore Reserves. The terms Resource(s) or Reserve(s) can not be used for the Kestane target potential due to the early stage of exploration at this time. The statements above that refer to potential quantity and grade of the target have been expressed as ranges and have included a detailed explanation of the basis for the statement. Further, it is stated that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the determination of a Mineral Resource.
Metallurgical Testwork
Initial stage metallurgical test work was conducted in March 2007 by TCAM on reject samples from the top 200 metres of HD-01 and HD-04 (TCAM 2008). These samples were sent to G&T Metallurgical Services Ltd. in Kamloops, B.C., Canada for flotation tests. Result from the test work indicated that a final concentrate grade of 35-40% copper with 85-90% overall copper recovery is achievable with these ores using three stages of cleaning. Gold grades in the final concentrate should be about 25-30 g/t gold with overall gold recovery in the range of 65-70%.
Recommendations.
The following recommendations as proposed by TCAM (Ceyhan, 2009) for the 2009 programme have been reviewed and are supported by the author:
•	Grid drilling on the Kestane zone to delineate the size of the porphyry Au-Cu mineralization in two phases
a)	First phase: 400 x 400 metres grid totalling 6,000 metres in 15 holes

b)	Second phase: infill; 200 x 200 metres grid totalling 6,000 metres in 15 holes
•	Complete detailed geological mapping of the entire Halilağa Licence area

•	Exploration drilling on “bulls-eye” magnetic highs overlapping with chargeability highs and +/-gold/copper geochem anomalies between Kestane-Bakırlik

•	Drill testing of Kunk Hill lithocap to test both shallow high sulphidation gold and deeper porphyry copper — gold potential (southern extension of Kestane)

•	Detailed prospecting, geochemical sampling and IP geophysical surveying of Madenderesi target

•	Additional IP on the southern portion of the Halilağa permit block

•	Continue engineering studies
The total budget for the above programme is CDN$2M.

Item 4 Introduction
The author was engaged by Fronteer Development Group Inc. (“Fronteer”) in March, 2009, to complete a NI43-101 compliant report on the Halilağa group of tenements collectively known as Halilağa, which forms part of a larger permit holding within the Biga group of permits in the Çanakkale province of Western Anatolia, Turkey. The permits relating to the Halilağa property are held by Truva Bakir Maden Isletmeleri A.S. (“Truva Bakir”), which is the legal JV entity set up to hold the Halilağa property. Fronteer owns 40% of the share capital and Teck Cominco Arama ve Madencilik San. A.S. (“TCAM”) owns 60% with the option to elect to earn an additional 10%.
This report has been prepared to document new information on the Halilağa property at a NI43-101 compliant standard.
Sources of information and data contained in this report, other than the author’s direct observations, are cited in the text and referenced at the end of the report.
The author was involved in geological field work conducted by Fronteer at Halilağa, particularly in the early stages of the exploration which commenced in 2006. This initial field work was undertaken during August 2006. Selected drill core from Halilağa was reviewed during early December 2006. The author also had a role in reporting and making recommendations for soil sampling programmes, IP surveys and drilling programmes during and after these times, but was not directly involved in the activities. These surveys were undertaken by either Fronteer personnel, TCAM personnel or contractors to Fronteer.
Between July 2007 and August 2008, the author held a staff position with Fronteer as Manager, New Projects (Turkey), during which time he had a technical role in reviewing exploration undertaken on the Halilağa property that was conducted by the Joint Venture operator, TCAM.
At the time of writing this report the author is an independent consulting geologist and has 21 years exploration experience principally in epithermal and porphyry related gold and copper-gold projects, and shear hosted gold mesothermal deposits located in Turkey, Ghana, Mongolia, Papua New Guinea, Australia, New Zealand and Ecuador.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 5 Reliance on Other Experts
Where the author has relied on non qualified persons relating to other issues relevant to this technical report a statement in the relevant section is made giving the author’s opinion on the validity of the data used and interpretations made.
Item 6 Property Description and Location
Fronteer has numerous properties held in joint venture partnership with TCAM in the Biga Peninsula area of north-western Turkey. This report is limited to the Halilağa group of tenements (Table 1, Figure 1 and 2). The main area of interest — the Kestane porphyry Cu-Au zone is located at 483200E 4419200N UTM Central meridian 27 (ED50 datum) in the central part of the tenement group.
During 2004, the Company signed a letter of intent with Teck Cominco Limited’s Turkish subsidiary, TCAM to acquire a 100% interest in five gold properties located in Western Turkey. Fronteer completed its technical due diligence and on April 27, 2004, May 6, 2004 and October 19, 2004, signed Letters of Agreement on three properties, the Aği Daği Property, the Kirazli Property and the Biga Properties respectively.
Under the terms of the option agreements, the Company was required to issue to TCAM a total of US$500,000 worth of its shares upon signing, allocated as to 300,000 common shares to the Aği Daği property, 200,000 to the Kirazli property and 111,930 to the Biga Properties. Subsequent to December 31, 2004, the Company issued the shares required for the Biga Properties, completing its initial commitment to issue shares, for all five properties.
To earn a 100% interest in the Biga Properties, Fronteer was required to incur US$2,000,000 on exploration over four years, with a first year firm commitment of US$200,000. TCAM notified Fronteer of its decision to exercise its right to earn back its 60% interest in Halilağa on November 30, 2006, prior to Fronteer completing its earn in requirements by December 1, 2007, giving TCAM a 60% interest in the property. TCAM has been granted an extension to Decmeber 31, 2009 on its election whether to earn an additional 10% interest in the property. Total expenditure by TCAM from November 30, 2006 to 31 December, 2008 is US$4,718,042 (Ceyhan, 2009).
The Halilağa project consists of 15 licences totalling 7230.17 hectares. Three licences (AR-83814, AR-84288, and AR-84289) reached their five year limit as exploration licences in November 2007. Applications were submitted by TCAM at that time to convert them into

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
exploitation licenses. Government inspectors from the Turkish Mining Bureau visited the site on March 14, 2009 to collect rock samples and start the conversion process. TCAM expects the new licenses to be in hand by mid to late April and will then apply for forestry permits that will permit drilling of the planned infill programme (6000 metres) to commence at Kestane.
The author is not aware that the properties have been surveyed, or that there is a requirement to do so. Mineralised zones are shown on figures and maps accompanying this report. There are no known mineral resources, mineral reserves, mine workings, existing tailing ponds, waste deposits or important natural features and improvements.
The author is not aware that the properties are subject to environmental liabilities other than those attached to drill site permits that have been, or may be issued in the future.
As background, Fronteer has provided the following information on the requirements to provide an Environmental Impact Assessment (EIA). An EIA must be filed for mining operations at Operation Stage Licenses within the following classes of land: forestry areas, hunting areas, special protection areas, national parks, agricultural areas, cultural protection areas, coastal areas, and tourism areas. The Halilağa property lies within forestry land and an EIA is not required to be lodged until after the drilling stage. Drilling, as defined by the relevant environmental regulations, does not require EIA reporting.
Upon grant of the forestry permits for drilling, the author is not aware of other permits that must be acquired to conduct the work proposed for the property.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

				LICENSE				IR		APP. DATE /VALID
				AREA	ACCESS	REGISTR.	EXPLORATION	LICENSE		UNTIL/CONVERSION
No	PROVINCE	NAME OF PROPERTY	ACQ. DATE	(Ha)	NUMBER	No	LICENSE NO	NO	OWNER NAME	PAYMENT DATE
HALILAGA PROJECT LICENSES
1	CANAKKALE	BAYRAMIC-YANIKLAR	12-Nov-02	540.07	2230315	61654	AR-83814	pending	Teck Cominco	12-Nov-07
2	CANAKKALE	CAN-ETILI	19-Nov-02	629.67	1076684	61841	AR-84289	pending	Teck Cominco	19-Nov-07
3	CANAKKALE	BAYRAMIC-MURATLAR	19-Nov-02	1,464.28	1077626	61842	AR-84288	pending	Teck Cominco	19-Nov-07
4	CANAKKALE	BAYRAMIC-YANIKLAR	8-Apr-05	605.32	3052748	20050053			Truva Bakir(2)	8-Apr-10
5	CANAKKALE	CAN	8-Mar-06	823.24	3074271	20061704			Truva Bakir	8-Mar-09
6	CANAKKALE	CAN	15-May-06	1,391.76	3080113	20064172			Truva Bakir	15-May-09
7	CANAKKALE	CAN	13-Jul-07	250.00	3129124	200707000			Truva Bakir	13-Jul-10
8	CANAKKALE	BAYRAMIC	13-Nov-07	686.20	3146197	200710081			Truva Bakir	15-Nov-10
9	CANAKKALE	BAYRAMIC	13-Nov-07	75.15	3146203	200710080			Truva Bakir	15-Nov-10
10	CANAKKALE	BAYRAMIC	13-Nov-07	404.10	3146206	200710082			Truva Bakir	15-Nov-10
11	CANAKKALE	BAYRAMIC	13-Nov-07	146.64	3146209	200710087			Truva Bakir	15-Nov-10
12	CANAKKALE	BAYRAMIC	13-Nov-07	128.09	3146212	200710083			Truva Bakir	15-Nov-10
13	CANAKKALE	BAYRAMIC	13-Nov-07	58.05	3146215	200710084			Truva Bakir	15-Nov-10
14	CANAKKALE	CAN	7-Mar-08	8.80	3167539	200801694			Truva Bakir	7-Mar-11
15	CANAKKALE	BAYRAMIC	7-Mar-08	18.80	3167537	200801695			Truva Bakir	7-Mar-11
15	Halilaga Total			7,230.17
Table 1. Halilağa tenure details as at 26 January, 2009.

[1]	Three licenses (AR-83814, AR-84289, and AR-84288) which cover the Kestane Target are at the conversion stage to Operation Licenses. Reports for conversion have been filed to the Turkish Mining Bureau. Two licenses have to be converted to operation stage in 2009. All the licenses are in good standing.

[2]	Truva Bakir is the legal JV entity set up to hold investments in Turkey. Fronteer owns 40% of the share capital and Teck owns 60% with the option to elect to earn an additional 10%.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 1 Location of Halilağa permit blocks.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 7 Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Halilağa property is located 40 kilometres southeast of the city of Çanakkale between the villages of Halilağa and Muratlar on the Biga Peninsula, North-western Turkey (Figure 2). Access to the property is afforded by a series of good forestry roads from both these neighboring villages.
The property is situated on a topographic high trending in an E-W direction for a distance of 4 kilometres with the Kestane porphyry located on the northern flank of the hill. The highest elevations on the property are around 550 metres with the Kestane zone occurring at an elevation of around 350 metres.
The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. Temperatures range from 15 to 35 degrees Celsius in the summer season and -10 to 10 degrees Celsius in the winter months. The annual rainfall is approximately 30 centimetres, generally falling as mixed rain and snow in late fall and winter. Year-round access to the properties for field exploration is unrestricted due to weather; however, snow falls during winter may restrict vehicle movement.
The region is well-serviced with electricity, transmission lines and generating facilities, the most significant being a large coal-fired power plant outside the Town of Çan. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.
Local labour is employed from nearby villages. There is no exploration infrastructure located within the properties.
No assessment of the sufficiency of surface rights for mining operations, the availability and sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas, heap leach pad areas and potential processing plant sites has been undertaken as part of this report.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

Halilağa
KIRKLARELİ
EDİRNE
YUNANİSTAN
TEKIRDAĞ
İSTANBUL
KOCAELİ
SAKARYA
YALOVA
MARMARA
DENİZİ
ÇANAKKALE
BURSA
BİLECİK
BALIKESİR
ESKİŞEHİR
KÜTAHYA
MANİSA
İZMİR
UŞAK
AFYON
EGE DENİZİ
17
1
14
2
8
İŞARETLER
LEGEND
Motorways
Motorways in construction
State roads
Provincial roads
Multilane roads
Concrete asphalt roads
Surface treatment roads
Unpaved roads
Earth roads
Footpath
ÖLÇEK
SCALE
State road D.S. number
Provincial road D.S. number
Distance (Km)
Mountain pass and altitude
International boundary
Province boundary
RGM division boundary
Section boundary
Province center
County seat
Township
Village
Division center
Section center
Maintenance center
Refuge center
KONYA
ELAZIĞ
This figure was prepared by Fronteer Develoment Group for inclusion in this report.

Figure 2 Location of the Halilağa property, Western Turkey

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 8 History
The author, and Fronteer, are not aware of any prior ownership of the Halilağa property other than that described in the section on Exploration (Item 12).
The author is not aware of any previous mineral resource or reserve estimates or mineral production from the property.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 9 Geological Setting
The Halilağa property is located in the south-central part of the Biga Peninsula in Western Turkey. The geology of the peninsula is complex and characterized by various lithological associations made up of (i) basement metamorphic rocks, (ii) Permian and Mesozoic rock units, (iii) ophiolitic rocks, (iv)Tertiary (Eocene) units, (v) Neogene sediments, (vi) collisional to extensional Tertiary granitoids and associated volcanic rocks (Figure 3). A glossary of terms is included in Appendix 1.
Metamorphic rocks occur in three distinct associations:
(1) The Çamlıca metamorphics. These occur as a NE-SW-trending strip of quartz-mica schists (Kemer unit) with calc-schist, quartzite and amphibolite horizons.
(2) Kazdağ Massif. The second group of metamorphic rocks is exposed in the Kazdağ mountain range and consists of high-grade metamorphic rocks (amphibole-bearing gneisses with marble intercalations, meta-ophiolite, marble and gneiss).
(3) Karakaya Complex. This group comprises two distinct lithologic associations: (a) a strongly deformed greenschist-facies metamorphic sequence of metabasites intercalated with phyllite and marble accompanied by minor amounts of metachert, metagabbro and serpentinite. (b) a thick series of low grade metamorphic rocks
These rocks are, in turn, unconformably overlain by weakly-deformed Jurassic-Lower Cretaceous sandstones and limestones. The sequence includes: (i) Triassic terrigeneous to shallow marine clastic sedimentary rocks; (ii) Middle to Upper Jurassic platform-type neritic limestones; (iii) Lower Cretaceous pelagic limestones and (iv) Upper Cretaceous-Palaeocene volcanic and sedimentary rocks.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 3 Simplified geological map of the Biga Peninsula
West of the Kazdağ Massif, Late Cretaceous to Palaeocene oceanic accretionary melange tectonically overlies the Kazdağ metamorphic rocks along a low-angle detachment fault / shear zone. The Kazdağ Massif, the shear zone and the accretionary melange are intruded by a late Oligocene pluton. The Çetmi Melange, the Karakaya Complex, the Kazdağ Massif and Jurassic-Lower Cretaceous are unconformably overlain by the Miocene lacustrine sediments and volcanic rocks (Figure 4). All these rocks are, in turn, unconformably overlain by the fluvial and alluvial sediments of Plio-Quaternary age.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 4 Simplified geological map of western Turkey showing the distribution of Karakaya Complex and the ophiolitic rocks of the İzmir-Ankara suture zone
Neogene calc-alkaline plutonic and associated volcanic rocks form the most widespread rock units in the Biga Peninsula. The field relations, geochemical and geochronological data suggest that magmatic activity commenced with intrusion(s) of granitoids, coeval with an initial phase of volcanic activity, and continued with a second phase of volcanism. Apart from large plutonic bodies, there are several small-scale granitoid rocks in the region. They were emplaced mostly into the basement metamorphic rocks and associated volcanics and generated well-developed high temperature metamorphic aureoles. The available geochronological data (K-Ar and Rb-Sr ages on mica) suggest that the age of these plutonic rocks ranges from 20.3 Ma to 45.3 Ma, but with a tight cluster between 20.3 Ma and 25.0 Ma.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
The volcanic rocks appear to be associated with plutonic rocks both in space and time. K-Ar and Rb-Sr ages of the volcanic rocks range from 15 Ma to 34 Ma. The Neogene volcanics display two distinct associations which are commonly considered as lower and upper volcanic associations. The lower volcanic association is composed mainly of andesite and dacite lavas, and associated pyroclastic rocks. They are intercalated with the sedimentary rocks. The upper volcanic association is represented by a sequence of andesite, latite, rhyolite, basaltic andesite, basaltic trachyandesite lavas and the associated pyroclastic rocks that alternate with (coal-bearing) lacustrine sediments. The rhyolite occurs as small domes and lavas.
The upper sequence of volcanic rocks is unconformably overlain by coarse- to fine-grained clastic rocks, and lacustrine limestones and mudstones; that were deposited within E-W-trending fault bounded basins.
Regional Structural Geology
The structural geology of the Biga Peninsula is complex and poorly understood. One of the main difficulties arises from the fact that the region is subject to active dextral strike-slip faulting and N-S continental extension. In fact, the region forms a transition between two active tectonic structural styles and many of the active structures reflect the interaction between strike-slip and normal faulting. Nevertheless, the active geologic structures of the region fall, based on their orientation, into three distinct groups:
i)	NW-SE faults,

ii)	NE-SW faults,

iii)	E-W faults.
Among these, the most prominent faults are a number of NE-SW-trending dextral strike-slip fault systems that represent the branches of the North Anatolian Fault Zone in the Biga peninsula (e.g., Yenice-Gönen and Etili faults, Figure 5). The second group of prominent structures are approximately E-W-trending normal faults. They commonly occur along the northern margin of the Gulf of Edremit and along the southern margin of Lake Manyas. There are less prominent NW-SE-trending faults which are interpreted as synthetic Riedel shears of the North Anatolian Fault Zone.
NE-SW-trending faults controlled both the sedimentation and volcanic activity during the Oligocene-Early Miocene period when the so-called lower volcanic association and coeval sediments were deposited. It is suggested that Late Miocene Ezine alkaline basalts are common along E-W-trending normal faults, thus suggesting a possible feeder relationship.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

Figure 5	(a) Simplified neotectonic map of Turkey showing major neotectonic structures (b) Major neotectonic structures of the Biga Peninsula
Detailed Geology of the Halilağa Property
The Halilağa area is mainly underlain by volcano-sedimentary basement cover sequences of Oligo-Miocene age. The basement consists of schists and carbonates, which outcrop to the southeast of the Bakirlik area. The granodioritic batholith intrudes the basement rocks, including carbonates, and generates metasomatism and skarnification.
The Kestane porphyry was emplaced into volcano-sedimentary sequence and produced hornfels halos around the Kestane area.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
The following descriptions of the geology and alteration of the area are mainly based on P. Grieve (2006) mapping (Figure 6) and listed from younger to older units.
Colluvium
The prospect area is extensively covered by colluvium, particularly on the steeper slopes of Kunk Tepe, Guvemtasi Tepe, Tasyatak Tepe, and Kumlugedik Tepe. In road cuts this colluvial cover can be up to 2 to 3 metres thick, reducing the total exposure of bedrock outcrop across the property to less than 5%. The geology and alteration maps do not show this cover and are an interpretation of the underlying lithologies.
Polymict Conglomerate
Polymict conglomerates are widely distributed, particularly in the NW of the area. The conglomerate consists of rounded to sub-rounded clasts of silicified tuff, porphyritic volcanics, and vein quartz in a chlorite/epidote altered matrix. The timing relationships are not clear. The quartz clasts are possibly sourced from the granites to the southeast of Halilağa.
Quartz-porphyry
Quartz-porphyry intrusive is well exposed in the Kestane Zone. Previous soil sampling in the area has given results up to 1265 ppb gold. Quartz phenocrysts are commonly preserved. To the west, the porphyry appears to be more phyllically altered (+/- argillic and silica) and the style of veining is restricted to E-W striking veins of coarse saccharoidal quartz up to about 30 centimetres in width. Skarn subcrop and float are spatially related to the porphyry, and occur as large float blocks and smaller fragments associated with an old mining pit. This occurrence may indicate the presence of a melange zone at the northern margin of the porphyry. The porphyry also appears to have hornfelsed clastic sediments to the west which are strongly pyritised.
Volcanics / Subvolcanics
The dominant units of the mapped area are andesitic volcanics and sub-volcanics and a feldspar-hornblende intermediate felsic sub-volcanic with a significant quartz component. Part of the andesite unit includes tuffs implying, at least in part, an extrusive origin. Where the tuffs can be mapped over larger areas they have been identified on the geological map as a separate unit.
Inferred discontinuities between the tuff units and the andesite / tuff sequence, and the feldspar-hornblende-quartz volcanics as shown on the maps define a NW-SE trending

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
structural lineament, along which the Kestane quartz-porphyry and its associated alteration were emplaced.
Andesitic Tuffs
This unit forms part of the same volcanic pile as the andesite lavas. However, where enough outcrops are present they were depicted on the interpreted geology map as such.
Quartzites and carbonates
Basement clastic and carbonate sediments in the vicinity of historic mining activity at Kumlugedik Tepe have been propylitically altered (chlorite, epidote, actinolite, quartz) as determined by thin section analysis.
Schistose basic volcanics and sediments
Scattered float on Bakirlik Tepe of unmineralised schistose basic volcanics and sediments are likely to represent the Palaeozoic basement lithologies of the Biga Peninsula, although no outcrops have been observed.
Figure 6 Halilağa Geology (Grieve, 2006)

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Alteration
Halilağa alteration system covers a large area of more than 4 x 2 kilometres and displays all porphyry related alterations including epithermal and skarn systems. Kestane porphyry outcrops have potassic overprinted by phyllic alteration, whereas Kunk-Kumlugedik Hill-tops are characterized by silicification surrounded by argillic and further propylitic alteration (Figure 7). Skarn related alteration is located around the Bakirlik and Bostanlikbasi areas.
Figure 7 Halilağa Alteration Map.
The details of alteration styles are described below:
Propylitic / Sub Propylitic
Basement units in the vicinity of historic mining activity at Kumlugedik Tepe have been propylitically altered (chlorite, epidote, actinolite, quartz) as determined by thin section analysis. Sub-propylitic alteration of the volcanics and sub volcanics is typically weak to moderate in intensity, pervasive and preserves texture. The occurrence of chlorite, smectite, and varying degrees of carbonate and pyrite define this alteration zone at Halilağa and grades out to unaltered lithologies to the NE and SW.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Argillic
A broad zone of argillic altered andesitic volcanics and tuffs is developed about the advanced argillic alteration zones forming the higher ground along the Kunk Tepe- Guvemtasi Tepe-Tasyatak Tepe ridge line. Typically the alteration preserves texture with feldspars altering to kaolin and smectites; and the groundmass being replaced by varying degrees of silica. The best exposures of this style of alteration are found in excavations for spring water on the NE flanks for Guvemtasi Tepe.
Advanced Argillic (Quartz-Alunite)
Alteration along the NW trending ridge lines of Guvemtasi Tepe and Tasyatak Tepe demonstrate distal alteration away from the inferred fluid source of the quartz porphyry at Kestane with an alteration zonation from quartz-alunite altered andesites at Guvemtasi to near complete silica replacement of tuffs and volcanics at Tasyatak Tepe. This zone is inferred to represent the distal outflow of acidic fluids from the porphyry source. Previous rock chip sampling along this zone demonstrates that this fluid phase resulted in deposition of anomalous (<1 ppm) gold. Soil sampling results gave localised anomalies with respect to gold, bismuth, and mercury but was not anomalous in terms of base metals.
Commonly the quartz-alunite alteration is cut by millimetre scale goethite-hematite veinlets generally trending NNE which are well exposed in saw cut channels. This later oxidising event may have elevated grades; however more detailed sampling is needed to determine this.
Silica-Pyrite
Texture preservative and pervasive silica-pyrite alteration is mapped in the SW portion of the property within andesites and a felsic porphyritic volcanics (probably of dacite composition). A surficial argillic alteration zone has developed on weathered outcrops due to the oxidation of pyrite. The silica pyrite alteration is inferred to be an early stage of alteration resulting from moderate temperature sulphur rich and metal poor fluids derived from a porphyry intrusion. Rock sampling has been limited in this area; however, soil sampling shows that this area is not anomalous with respect to gold. Later higher temperature and more saline fluids resulted in gold deposition associated with the advanced argillic alteration developed along NW tending zones as described above. In this model, the advanced argillic alteration post-dates and cuts the earlier silica pyrite alteration.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Silicic
Texturally destructive silica replacement of tuffs and volcanics occurs on Tasyatak Tepe. The zone here dips steeply to the NE and is approximately 25 metres thick in outcrop.
Phyllic
The quartz porphyry located in the Kestane Zone is phyllically altered (sericite and pyrite) although near-surface it is commonly overprinted by supergene argillic alteration.
Potassic
The Kestane porphyry is dominated by potassic alteration (biotite, K feldspar and magnetite). The highest gold and copper grades in core are associated with early biotite + abundant magnetite (5-8%) + chalcopyrite associated with A- and B-quartz veins. Chalcopyrite, in some cases accompanied by trace amounts of pyrite, is the dominant sulphide in the potassic alteration. Bornite was looked for but not found.
Detailed Structural Geology
The Halilağa area is highly influenced and damaged by the presence of structures which relate to or which are part of the North Anatolian Fault System. The general architecture of the faults appears highly controlled by major ENE-WSW transtensional structures. Local transpression has been interpreted for the Kestane area producing the exhumation of the porphyry and older stratigraphy. The trends and cross-cutting relationships of these structures are shown in Figure 4.
The ongoing transtensive kinematics have reactivated pre-existing extensional structures within zones of ~N60E to EW orientation. Within this regional transtension regime local restraining and releasing bends and oblique extensional relay ramps could represent key elements which increase structural permeability controlling the emplacement of porphyry, meso- and epithermal mineral deposits.
A first approach on a regional interpretation suggests that the north-tilting of the pre-quaternary geology could be due to Late Tertiary to recent kinematics of the major transtensive ENE-WSW structures. These structures could also have constitutive boundaries for Tertiary volcano sedimentary depocenteres by accommodating several asymmetrical and sub-parallel grabens. All post-basement volcano-sedimentary sequences show a clear tilting to the NW, N and NE by 20 to 35 degrees which increases in the vicinity of a major structure.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 10 Deposit Types
The Halilağa property is interpreted to be a single widespread mineralised system containing porphyry related copper-gold mineralisation, skarn and related high-sulphidation style gold mineralisation.
Item 11 Mineralization
Magmatic-hydrothermal processes related to hypabyssal quartz diorite to quartz monzonite intrusions have resulted in a) porphyry copper-gold (proximal, Kestane), b) epithermal gold (distal, Kunk Hill) and c) skarn gold-silver+/-base metal mineralization (Bakirlik) in and near Halilağa.
Porphyry Mineralization
At Kestane, most quartz veins are B-type, averaging 5% of the rock by volume, but locally up to 20% (very significant!), and A veinlets are rare or difficult to recognize on outcrops. The fact that B-veins, shreddy biotite, and D-veins can be recognized in outcrop is significant because these indicate the presence of moderately intense potassic alteration with a moderate sericitic overprint. Given the tendency for best grades in porphyry Cu- Au deposits to be associated with potassic alteration associated with abundant quartz veins, the possibility of high primary grades in chalcopyrite or chalcopyrite-bornite (±magnetite) assemblages can be inferred from these outcrops. Additionally, the moderate degree of sericitic alteration suggests that chalcocite enrichment below the leached cap might be present because acidic conditions at the water table favor chalcocite rather than Cu-oxides, silicates and carbonates (Einaudi, 2007).
Epithermal – High sulphidation
At Kunk Hill, ENE- and ESE- trending ridges are capped by extensive areas of silicified volcanic rocks. These “lithocaps” are formed by massive to vuggy silica (quartz and alunite), extensive areas of strong limonitic breccias, and argillic to advanced argillic alteration, which are the host for high sulphidation gold mineralization.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Skarn Mineralization
At Bakirlik, (4 kilometres ESE of Kestane) copper-bearing garnet skarn is present. It occurs in carbonaceous limestone near the contact with a quartz monzonite intrusion. Whether the Bakirlik occurrence is the same age as Kestane remains to be determined.
Kestane target potential
The following section of this report contains statements made by Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group who is a Qualified person as defined by the requirements of NI 43-101. The author is satisfied that the data relied on to determine the Kestane target potential is valid and the statements made reflect the conceptual target potential of the Kestane target.
The Kestane target is at a very early stage of exploration with significant untested potential. To date, 16 drill holes have intersected significant widths of mineralized material at grades up to 1 g/t gold and 1% copper over 100 metres, in the shallow supergene enrichment zone (Table 2). Typical intercepts in the main zone of mineralization (8 holes) range from 250 to 300 metres long, carrying grades of 0.3 to 0.5 g/t gold and 0.3 to 0.5 % copper. These drill holes define a zone of mineralization with dimensions of approximately 1000 x 400 x 300 metres that dips gently to the east. A loosely defined Leapfrog grade shell of this mineralization at a 0.2% copper cut-off shows the approximate shape of the currently known mineralized zone (Figure 8).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 8 Leapfrog model showing dimensions of the Kestane zone target. Leapfrog grade shells interpolated at 0.2, 0.3 and 0.5 % copper.
While there is clearly not enough data to define a Mineral Resource, the consistency and strong continuity of the data over significant extents allow for a conceptual estimate of the target potential. Using this Leapfrog grade shell as a rough guide, the current drilling gives a potential range of tonnages from 250,000,000 to 350,000,000 tonnes of mineralized material, which is open and untested to the north, south and east.
The mean grade of all (4,728) samples taken from the Kestane zone is 0.24 g/t gold and 0.22% copper (Figure 9 a&b). Two metre composites within the Leapfrog grade shell average 0.32 g/t gold and 0.32% copper at zero cut-off (Figure 9 c&d), and, at 0.3 g/t gold and 0.2% copper cut-offs, the declustered mean grades increase to 0.57 g/t gold and 0.45% copper.
Such a range of tonnages and grade suggest that the conceptual target potential of the Kestane zone could exceed 2 to 3 billion pounds of copper and 3 to 4 million ounces of gold.
This target range is expressly not to be represented or misconstrued as an estimate of Mineral Resources or Ore Reserves. The terms Resource(s) or Reserve(s) can not be used for the Kestane target potential due to the early stage of exploration at this time. The statements above that refer to potential quantity and grade of the target have been expressed as ranges and have included a detailed explanation of the basis for the statement. Further, it is stated that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the determination of a Mineral Resource.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

			To			Ag
Hole No.	Zone	From (m)	(m)	Interval (m)	Au (g/t)	(g/t)	Cu %
HRC-01	Kumlugedik	No significant Intersections
HRC-02	Kestane	0.00	145.50	145.50	0.36	1.3	0.34
Including		0.00	78.00	78.00	0.48	1.7	0.47
Including		4.50	25.50	21.00	0.69	3.1	0.92
HRC-3	Kestane	0.00	100.50	100.50	0.20	1.0	0.20
Including		9.00	16.50	7.50	0.51	1.3	0.75
HD-01	Kestane	0.00	298.20	298.20	0.50	1.4	0.53
Including		0.00	105.40	105.40	1.03	2.1	1.03
Including		0.00	23.85	23.85	0.83	1.8	0.06
Including		23.85	49.60	25.75	0.93	2.2	2.14
HD-02	Kestane	0.00	292.80	292.80	0.40	0.9	0.35
Including		15.00	91.40	76.40	0.59	1.3	0.63
Including		15.00	32.00	17.00	0.73	1.6	1.04
Including		81.30	91.40	10.10	1.35	3.1	1.18
HD-03	Kestane	0.00	242.90	242.90	0.14	0.7	0.16
Including		101.80	109.70	7.90	0.46	2.6	0.24
HD-04	Kestane	0.00	320.40	320.40	0.40	1.6	0.48
Including		0.00	22.30	22.30	0.52	7.5	0.04
Including		22.30	84.80	62.50	0.91	1.7	1.34
HD-05	Kestane	No significant Intersections
HD-06	Kestane	0.00	279.10	279.10	0.13	0.8	0.13
HD-7	Kestane	Abandoned — No significant Intersections
HD-7A	Kestane	61.30	302.50	241.20	0.30	0.7	0.22
Including		263.50	273.50	10.00	0.52	1.0	0.35
HD-08	Kestane	167.20	434.50	267.30	0.50	0.9	0.26
Including		248.00	381.05	133.05	0.69	1.2	0.34
Including		258.30	302.20	43.90	0.93	1.4	0.41
HD-09	Kunk Hill	110.00	125.80	15.80	0.23	0.3	0.00
And		144.00	147.00	3.00	0.35	0.0	0.00
HD-10	Kunk Hill	47.00	123.70	76.70	0.24	0.2	0.00
Including		106.45	113.00	6.55	0.79	0.1	0.00
And		245.10	278.10	33.00	0.20	1.0	0.00
HD-11	Kunk Hill	32.50	38.50	6.00	0.43	0.1	0.00
And		66.90	70.90	4.00	0.63	0.0	0.01
And		278.00	285.50	7.50	0.24	0.1	0.02
HD-12	Kunk Hill	No significant Intersections
HD-12A	Kunk Hill	No significant Intersections
HD-13	Kestane	80.60	97.60	17.00	0.86	1.7	0.60
Including		83.40	97.60	14.20	1.00	1.6	0.57
HD-13A	Kestane	97.00	479.95	382.95	0.41	1.0	0.34
Including		97.00	240.00	143.00	0.72	1.5	0.50
Including		106.60	212.40	105.80	0.87	1.7	0.59
Including		106.60	139.00	32.40	1.29	2.0	0.78
Including		180.50	209.30	28.80	0.97	1.9	0.68
HD-14	Kestane	0.00	278.20	278.20	0.41	1.1	0.47
Including		0.00	211.25	211.25	0.51	1.2	0.58
Including		0.00	100.20	100.20	0.66	1.3	0.80
Including		0.00	14.30	14.30	1.49	0.8	0.06
Including		14.30	39.10	24.80	0.96	2.9	2.42
HD-15	Kestane	No significant Intersections
HD-15A	Kestane	No significant Intersections
HD-16	Kestane	0.00	314.20	314.20	0.29	1.0	0.24
Including		0.00	190.20	190.20	0.38	1.0	0.29
Including		54.90	171.80	116.90	0.48	1.2	0.35
Including		54.90	133.60	78.70	0.55	1.3	0.40
Including		54.90	85.70	30.80	0.72	1.6	0.54
Table 2 Significant intercepts from the Halilağa property.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 9 Histograms showing the grade distribution of raw (a) gold and (b) copper assays for all drilling, and 2 metre, declustered composites for (c) gold and (d) copper, captured inside the Kestane mineralized zone as defined by the Leapfrog 0.2% copper grade shell.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 12 Exploration
The exploration conducted within the Halilağa property is summarised by Ceyhan et al (2009) in respect to previous and current exploration to 31 December 2008 as follows. The author has relied on data and information relating to exploration work and results conducted during 2007 and 2008 described by (Ceyhan et al, 2009) and is satisfied that the data and information were collected in a proper manner and collated into appropriate databases. In addition the author has had a partial involvement in the generation of this data and the technical review of the interpretations developed by TCAM as part of his role with Fronteer.
The government General Directorate of Mineral Research and Exploration of Turkey (MTA) conducted a regional scale exploration programme over the Biga Peninsula between 1988–1991. In the vicinity of the Halilağa village, MTA located zones of silicification and argillic alteration. North of Halilağa (Halilağa North) a zone of silicification extends over 700 x 150 metres and trends NE-SW at Sağluk Tepe. Gold mineralization (> 0.5 g/t gold in rock) occurs in the western part of Sağluk Tepe in silica-argillic altered zones. Southeast of Halilağa at Taskesilen-Kocatas Tepe, a 1000 x 300 metres wide, NE trending silicification was also mapped.
MTA drilled 2 core holes, MJTC-16 and MJTC-17 (each hole was 151 metres in total depth) to test a geochemical anomaly identified by rock chip sampling at Halilağa North. MJTC-16 intersected narrow gold mineralization and returned 0.58 g/t gold over 13.85 metres. MJTC-17 did not intersect any significant mineralization. Core samples were selectively analysed for gold, silver, copper, lead, zinc, antimony, mercury, and molybdenum. Petrology and XRD analyses were also undertaken.
In 1997, TCAM collected several rock chip samples from silicified outcrops at Halilağa North and at Kumlugedik Hill area where numerous gold anomalies have been detected. The highest grade sample from Halilağa North returned 1.17 g/t gold and the highest grade sample from Kumlugedik contained 2.2. g/t gold. In 1998, a total of 293 soil samples were collected from the Kunk-Kumlugedik lithocap. The anomalous gold in soil results highlight zones east of Kumlugedik and Guvemtasi Hills.
In 2005-2006, Fronteer-TCAM conducted an exploration program consisting of mapping, surface geochemical sampling, a pole-dipole IP survey and a ground magnetic survey (Table 3). A drill program was initiated at Halilağa on November 15, 2006 under the supervision of Fronteer staff. Since January 2007 the program has been operated by TCAM.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Halilağa

	SOIL	ROCK	IP line kms	MAG line kms
2005	219	157	7.5	0

2006	922	87	32	43.5

2007	3650	172	63.45	263.2
Halilağa North

	SOIL	ROCK	IP line kms	MAG line kms
2005	—	7	—	0

2006	152	36	3.2	0

2007	202	14	—	included in Halilağa
Table 3 Exploration samples and geophysical surveys, Halilağa and Halilağa North, 2005-2007.
The soil and rock chip sample results highlight the porphyry related mineralization of the Kestane zone. Rock chip sampling of oxidised and leached outcrops in the Kestane Zone area returned 19 samples (out of 40 collected) with gold values greater than 1.0 g/t gold.
At Halilağa 39.5 line kilometres of IP Chargeability / Resistivity and 43.5 line kilometres of ground magnetic surveying were also conducted. The most significant feature generated by the surveys was a coincident high chargeability and high magnetic anomaly associated with the Kestane Zone.
In 2007, geological mapping of the Central zone to both the northwest and to the southeast to include the Bakirlik Hill area was completed at a scale of 1/10,000. In addition, extensive soil, rock chip and silt orientation sampling programs were carried out during 2007. A total of 3650 soil, 172 rock and 58 silt orientation samples were collected from the Halilağa area.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
The soil results show that strong surface geochemical anomalies are not only restricted to the Kestane area, but also occur to the southeast at Bakirlik and in the central and southern parts of the property.
In 2007, an extensive pole-dipole IP survey and ground magnetics survey was carried out. A total of 63.45 line kilometres of IP and 263.2 line kilometres of ground magnetics were completed.
The most significant anomaly is the coincident high chargeability and high magnetic anomalies associated with the Kestane Zone porphyry copper-gold mineralization. High resistivity maps the silica rocks along the ridge line.
The ground magnetic survey has identified an intriguing semi-circular mag high feature along the low-land areas within which there are several “bulls-eye” mag highs. Each of them constitutes potential porphyry targets possibly intruded along an earlier caldera (?) rim structure. The second interpretation for the mag high feature is the intersection of two main structural trends (E-W and NW-SE).
Twenty diamond holes (including 4 abandoned holes) totalling 5950 metres and three reverse circulation holes totalling 396 metres were completed during 2007 (Table 4).
The 2007 drilling program at Halilağa was focused in two main zones as Kestane and Kunk-Kumlugedik lithocap areas.
A total of seventeen holes (15 diamond, 2 RC) totalling 4756.1 metres were drilled at Kestane. Almost all 2007 drill holes at Kestane zone intersected porphyry style gold-copper mineralization with economic grades e.g. HD-01: 1.03 g/t gold and 1.03 % copper over 105.4 metres. A 25 metre thick chalcocite blanket (grading about 2% copper) was intersected close to the surface in holes HD-01, HD-02, HD-04, and HD-14 that were drilled in 2007.
A total of six holes (5 diamond, 1 RC) totalling 1589.9 metres were drilled at Kunk-Kumlugedik zone. The holes intersected either narrow low grade gold mineralization (HD-09, HD10) or no significant mineralization (HD-11, HD-12, HD-12A, and HRC-01).
In June 2007, Hedenquist (2007) reviewed the Kestane porphyry and summarised his observations as follows:
“The Kestane porphyry and associated lithocaps at slightly higher elevation in the Halilaga area is at a very early stage of assessment, with significant untested potential. There is unlikely to have been an extensive amount of erosion, given the proximity to the quartz-alunite lithocap environment <200 m higher within a few km

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

Hole ID	Easting	Northing	Elevation	Depth (m)	Azimuth	Dip
HRC-1	485581.0	4417852.6	549.8	150	265	-60
HRC-2	482993.4	4419262.6	328.1	145.5	0	-60
HRC-3	482914.1	4419177.3	329.7	100.5	0	-90
HD-1 4	83155.7	4419249.6	345.8	298.2	0	-60
HD-2 4	83192.5	4419150.5	349.0	292.8	0	-60
HD-3 4	82843.9	4419446.5	308.0	242.9	0	-90
HD-4 4	83120.3	4419342.4	337.9	320.4	0	-55
HD-5 4	82568.5	4419104.1	313.5	285.2	0	-90
HD-6 4	82852.8	4419251.9	318.0	279.1	0	-90
HD-7 4	83539.9	4419296.1	360.1	23.3	0	-90
HD-7A	483539.9	4419299.0	360.0	330.7	0	-90
HD-8 4	83886.9	4419360.5	376.3	434.5	270	-60
HD-9 4	83817.6	4418744.9	530.1	355.4	0	-60
HD-10	484022.1	4418849.8	497.9	297.5	0	-60
HD-11	484200.0	4418250.0	557.6	296	0	-60
HD-12	483416.0	4418298.0	538.0	138	0	-60
HD-12A	483416.0	4418298.0	538.0	353.0	0	-60
HD-13	483436.0	4419108.0	379.6	97.6	315	-60
HD-13A	483436.0	4419108.0	379.6	505.2	315.0	-60
HD-14	483173.7	4419207.2	348.8	538.0	315.0	-60
HD-15	483094.8	4419544.0	314.1	126.9	0.0	-60
HD-15A	483094.9	4419544.0	314.2	133.3	0.0	-60
HD-16	483020	4419155	340	602.0	0.0	-60
23 Holes				6346.0
Table 4 Halilağa 2007 drill summary

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
both south and north of the outcropping stockwork zone, precluding the central porphyry having been uplifted relative to the lithocap both to the north and south. Ductile deformed quartz veins at a relatively shallow depth are not common, but only require a hot shallow stage, supported by the size and common occurrence of lithocaps in the district. However, to assess this question of erosion level within the mineralized porphyry, a fluid-inclusion petrographic study could be conducted, to look at the nature of the inclusions present, shallow, medium, or deep .
Another interesting aspect is the dominance of chalcopyrite with pyrite and magnetite, with pyrrhotite at greater depth. These assemblages indicate a relatively hot (and deep) condition, if early, or a shallow, distal position, if relatively late. Given the common occurrence of chlorite alteration, i.e., late and low temperature, with chalcopyrite, this assemblage may indicate a rather shallow condition. If so, then the bulk of this porphyry system may lie below the presently drilled depths. It is interesting that HD1 was completed in a post-mineral andesite, likely a narrow dike intrusion, and HD8 ended in an intrusion where vein density had decreased, but the grades in the bottom of the hole were still 0.5 g/t Au.
Comparison with other porphyry deposits, chalcopyrite-dominant assemblages are relatively late, and are typically associated with an even shallower high-sulfidation state mineralized zone. However, as just suggested, the drilled portion of the Kestane porphyry may be equivalent to the shallow and distal portion, chalcopyrite-pyrite zone, of porphyries like El Salvador and Bingham, as most porphyry deposits have a deeper (and higher grade) core dominated by bornite. Given the presence of late, low-grade intrusions, as well as postmineral andesite dikes, it is essential to test this deposit to greater depths, to ensure that the base of mineralization has been reached, and not simply that drill holes have been terminated in late, low-grade intrusions.
Further potential may be indicated by the presence of rounded porphyry quartz veins within hydrothermal breccias cut by HD12a, in a drill hole at the top of Kunk lithocap. If these are true porphyry veins derived from beneath Kunk Hill, further porphyry potential may be indicated adjacent to Kestane.”
The 2008 exploration programme conducted by TCAM is summarised by Ceyhan et at (2009) as follows.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
In 2008, Matias Sanchez (Sanchez, 2008) regionally mapped the Halilağa property as a part of his Ph.D. thesis (Figure 10). The map includes lithologies, alteration and detailed structural information.
Figure 10 Geological map of Halilağa property (Sanchez, 2008)
A total of 566 rock samples were collected from selected areas (Figure 11).
The 2008 rock geochem highlighted three new targets;
•	Kunk North (>0.5 g/t gold) is part of the Kunk Hill lithocap where strongly silicified, locally vuggy and brecciated volcanics run anomalous gold values.

•	Kumlugedik Hill (>1.0 g/t gold) has numerous float samples of silicified and quartz veined (more epithermal- low temperature) meta-sediments, volcano sediments. The source of the anomalies has not been located.

•	Madendere (>0.2 g/t gold) has more porphyry style alteration characterized by strong quartz sericitic sub-volcanics with a few millimetre thick quartz veins

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
(B-type?). The size of the selectively sampled area extends more than 2 kilometres long and a few hundred metres wide.
In addition to these areas, additional gold-copper rock geochemistry at Kizilciktasi, Osmaniye and Yaniklar were identified.
Figure 11 Rock geochemistry after 2008 sampling.
Drilling commenced at the Halilağa property on May 15, 2008 and was completed on December 23, 2008. Twenty diamond holes (including 1 abandoned hole) totalling 4,051 metres were completed during that period (Table 5). The main objective of the 2008 drilling program was to test the coincidence of Mag high anomalies and anomalous copper and gold values in soil at the Bakirlik area located 4 kilometres SE of the Kestane porphyry copper-gold mineralization.
A total of nine samples (Table 6) from the holes drilled at Kestane and Bakirlik zones were petrographically and mineralogically analyzed by G. Kuşcu (Kuşcu, 2008). The mineralogical and textural assemblages were defined, and minerals were identified under the microscope. The data obtained from each sample were then compared to typical mineral assemblages of porphyry and epithermal systems (or both). Calc-silicate

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

Hole ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
HD-17	485636.1	4418256.7	440.6	330	-60	285.5
HD-18	485673.0	4418687.3	394.7	0	-50	212.0
HD-19	487400.5	4416746.8	492.4	325	-50	189.6
HD-20	486608.1	4417846.8	444.1	135	-50	26.0
HD-20A	486608.9	4417846.2	444.1	135	-50	311.4
HD-21	486429.7	4417817.3	486.4	100	-50	418.4
HD-22	485486.2	4417834.4	536.2	300	-60	230.6
HD-23	485470.8	4417745.1	527.1	115	-50	247.2
HD-24	486603.5	4417709.0	428.9	90	-50	201.4
HD-25	486794.0	4417440.9	361.4	120	-50	265.1
HD-26	484938.9	4416621.1	561.1	245	-50	291.5
HD-27	487208.9	4416745.6	546.5	335	-50	6.0
HD-28	486788.6	4417441.3	361.4	300	-50	157.7
HD-29	486781.0	4417735.3	401.9	180	-60	438.3
HD-30	486604.2	4417599.3	392.2	170	-60	56.0
HD-31	486134.9	4417904.8	476.1	360	-60	196.6
HD-32	486805.4	4417269.9	384.3	135	-60	256.0
HD-33	486581.4	4417908.8	442.7	360	-60	71.5
HD-34	486739.1	4416913.1	400.1	270	-70	83.4
HD-35	486846.0	4417609.0	343.0	225.0	-70.0	106.8
					Total=	4051.0
Table 5 Halilağa 2008 drill summary
alteration typically occurs at the skarns and skarn deposits. The samples are all from a hydrothermal system that formed in relatively high (about 500-600 degrees Celsius) to moderate (mesothermal; 250-350 degrees Celsius) temperature conditions.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

Hole No	Depth (m)	Sample No
HD-1	291	708983
HD-7A	107.9	708984
HD-8	236.9	708985
HD-19	182.8	708989
HD-20A	203.7	708991
HD-21	88.7	708977
HD-22	13.6	708997
HD-23	47.5	708975
HD-22	77.4	708998
Table 6 Petrographic analyses
Trenching on Kumlugedik Hill was carried out to explore the source of mineralized boulders around a linear NE trending (?) depression. A total of 91 rock-chip samples were collected from mineralized boulders in the soil cover and 23 of them returned with greater than 1 % lead, up to 9.5 % lead with 577 g/t silver. A few samples also returned with anomalous gold up to 1.9 g/t gold.
A program of detailed outcrop mapping and detailed vein measurements were carried out on the Kestane outcrops, utilizing Anaconda-style detailed mapping in conjunction with a review of the property by Marco Einaudi (Einaudi 2007). A total of 2,556 vein measurements were taken and measurements indicate three main vein sets (Figure 12);
1.	E-W

2.	NNE-SSW

3.	NW-SE

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 12 Vein measurements from Kestane outcrops.
Surveying of the property during the 2008 drill program was done in the UTM coordinate system (UTM Zone 35 in ED 50). All forestry drill roads and drill collar locations were surveyed electronically.
Item 13 Drilling
Drilling within the Halilağa Property is summarised in the section on Exploration (Item 12). A total of 43 drill holes (including re-drills) totalling 10,398.70 metres has been drilled to date (Table 7).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

DDH_ID	Type	Easting	Northing	Elev	Az	Dip	Zone	Depth
HD-01	Core	483156	4419250	345.8	0	-60	Kestane	298.20
HD-02	Core	483192	4419151	349.0	0	-60	Kestane	292.80
HD-03	Core	482844	4419446	308.2	0	-90	Kestane	242.90
HD-04	Core	483123	4419341	337.9	0	55	Kestane	320.40
HD-05	Core	482568	4419102	313.5	0	-90	Kestane	285.20
HD-06	Core	482850	4419250	318.0	0	-90	Kestane	279.10
HD-07	Core	483540	4419296	360.1	0	-90	Kestane	23.30
HD-07A	Core	483540	4419299	360.0	0	-90	Kestane	330.70
HD-08	Core	483908	4419376	376.3	270	-60	Kestane	434.50
HD-13	Core	483436	4419108	376.3	315	-60	Kestane	97.60
HD-13A	Core	483436	4419108	376.3	315	-60	Kestane	505.20
HD-14	Core	483174	4419207	348.8	315	-60	Kestane	539.70
HD-15	Core	483095	4419544	314.1	0	-60	Kestane	126.90
HD-15A	Core	483095	4419544	314.2	0	-60	Kestane	133.30
HD-16	Core	483016	4419154	343.5	0	-60	Kestane	602.00
HRC-02	RC	482993	4419261	328.1	0	-60	Kestane	145.50
HRC-03	RC	482925	4419169	329.7	0	-90	Kestane	100.50
HD-20	Core	486608	4417847	444.1	135	-50	Bakirlik	26.00
HD-20A	Core	486609	4417846	444.1	135	-50	Bakirlik	311.40
HD-21	Core	486430	4417817	486.4	100	-50	Bakirlik	418.40
HD-24	Core	486603	4417709	428.9	90	-50	Bakirlik	201.40
HD-29	Core	486781	4417735	401.9	180	-60	Bakirlik	438.30
HD-30	Core	486604	4417599	392.2	170	-60	Bakirlik	56.00
HD-31	Core	486135	4417905	476.1	360	-60	Bakirlik	196.60
HD-32	Core	486805	4417270	384.3	135	-60	Bakirlik	256.00
HD-33	Core	486581	4417909	442.7	360	-60	Bakirlik	71.50
HD-34	Core	486739	4416913	400.1	270	-70	Bakirlik	83.40
HD-35	Core	486846	4417609	343.0	225	-70	Bakirlik	106.80
HD-19	Core	487401	4416747	492.4	325	-50	Bostanlikbasi	189.60
HD-27	Core	480004	4421233	546.5	135	-60	Bostanlikbasi	6.00
HD-28	Core	480117	4421356	361.4	135	-60	Bostanlikbasi	157.70

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

DDH_ID	Type	Easting	Northing	Elev	Az	Dip	Zone	Depth
HD-26	Core	480308	4419409	561.1	245	-50	Kızılcıktaşı	291.50
HD-17	Core	485636	4418257	440.6	330	-60	Kumlugedik Tepe	285.50
HD-18	Core	485673	4418687	394.7	0	-50	Kumlugedik Tepe	212.00
HD-22	Core	485486	4417834	536.2	300	-60	Kumlugedik Tepe	230.60
HD-23	Core	485471	4417745	527.1	115	-50	Kumlugedik Tepe	247.20
HD-09	Core	483817	4418744	530.1	0	-60	Kunk Tepe	355.40
HD-10	Core	484022	4418849	497.9	0	-60	Kunk Tepe	297.50
HD-11	Core	484201	4418248	556.1	0	-60	Kunk Tepe	296.00
HD-12	Core	483406	4418310	531.9	0	-60	Kunk Tepe	138.00
HD-12A	Core	483406	4418310	531.9	0	-60	Kunk Tepe	353.00
HRC-01	RC	485595	4417850	549.8	265	-60	Kunk Tepe	150.00
HD-25	Core	486794	4417441	361.4	120	-50	Taş Ocağı üzeri	265.10
							Total	10398.70
Table 7 details the drill hole collar information for various targets zones within the Halilağa property.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 14 Sampling Method and Approach
All drill samples collected were subjected to quality control procedures that ensured best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Sample intervals were selected on a geological basis and were most typically around 2.0 metres in length. Core was cut length-wise with half the core being submitted for assaying.
No factors related to drilling, sampling or recovery are known that would materially impact the accuracy and reliability of the results.
Grade distribution and intervals of higher grade are discussed in Item 11 Mineralization.. To date, 16 drill holes have intersected significant widths of mineralized porphyry intrusive material at grades up to 1 g/t gold and 1% copper over 100 metres, in the shallow supergene enrichment zone (Table 2). Typical intercepts in the main zone of mineralization (8 holes) range from 250 to 300 metres long, carrying grades of 0.3 to 0.5 g/t gold and 0.3 to 0.5 % copper. These drill holes define a zone of mineralization with dimensions of approximately 1000 x 400 x 300 metres that dips gently to the east.
A summary table of composites with values and estimated true widths is presented in Table 2. Sampling protocols are given in Appendix 2 and drill assay results and sample intervals are shown in Appendix 3.
Item 15 Sample Preparation, Analyses and Security
In 2008, the drill core samples were prepared at ALS Chemex Etili prep lab (PREP-31B — 1 kilogram split pulverised to better than 85% passing 75 microns) and sent to the ALS Chemex Lab in Vancouver for gold fire assay with atomic absorption spectrometry on a 50 gram charge (0.005-10 ppm detection range) and ICP analyses.
Core Drilling and Logging
Spectra Jeotek from Ankara, Turkey was contracted for the drilling. Drilling commenced at the Halilağa property on May 15, 2008 and was completed on December 23, 2008. Twenty diamond holes (including 1 abandoned hole) totalling 4051 metres were completed during that period (Table 5).
All proposed drill collars were surveyed using a theodolite total station. Control was relative to established survey points across the property. Drills were set up under the direct supervision of TCAM staff.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Drill holes were collared in HQ diameter core (63.5 millimetres). The holes were reduced to NQ (47.6 millimetres) when problems were encountered due to bad ground conditions / thick fault zones. Core was placed in plastic boxes with depth markers every drill run (up to 3 metres). Core recoveries are considered good at Halilağa.
Boxes were securely sealed and brought to the core facility in Etili once a day by the drilling company. Reflex survey tests were taken generally at 50 metres intervals down-hole to provide control.
Drill Core Sampling
All samples collected were subjected to a quality control procedure that ensured a best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Samples intervals were selected on a geological basis and were most typically around 2.0 metres in length. Core was cut length-wise with half the core being submitted for assaying.
Drill Core Sample Preparation and Security
Samples of drill core were cut by a diamond blade rock saw, with half of the sawn core placed in individual sealed cloth bags and half placed back in the original core box. The retained core is stored in the same camp.
In the prep lab, the entire sample was crushed to 2 centimetres in an oscillating steel jaw crusher. Approximately a 250 gram split is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored. Pulps are shipped to Canada.
Shipping
Samples were given to the ALS Chemex prep lab in Etili camp for sample preparation. After these samples were processed, the pulps were sent by an independent transport to ALS Chemex Vancouver, Canada. Rejects and pulps are stored onsite at the Etili core shack.
Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.
Assay Laboratory
ALS-Chemex laboratories operate according to the guidelines set out in ISO/IEC Guide 25 – “General requirements for the competence of calibration and testing laboratories”.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 16 Data Verification
Quality control measures and data verification procedures applied to the acquisition of drill data including alteration, assay, collar, lithologies, magnetics, mineralization, recovery, SG, structure, and surveying is contained in Appendix 1. Drill assay results for gold and copper are in Appendix 2.
The author has relied on data and information relating to quality assurance and control that has been prepared by a person who is not a Qualified Person as defined by the requirements of NI43-101. This data was prepared by TCAM personnel whom the author has worked with and the author is satisfied that apprppriate measures have been made in relation to quality assurance and control.
Standards
Commercial standards sourced from CDN Resource Laboratories Ltd were used to test the accuracy of the assays and to monitor the consistency of the laboratory. These standards were randomly inserted into the sample sequences approximately every 20 samples.
A total of 47 standards (both gold and gold-copper) were analyzed during the 2008 drill program. Both CDN – gold standards and CDN – copper-gold standards were chosen to use in data verification (Table 8). The results of these analyses are presented in Figure 13 and generally fall within the accepted range of 2 standard deviations.

STANDARD ID	STD	Grade	±2 SD
CDN-CGS-10	Au_ppm	1.73	0.15
CDN-CGS-11	Au_ppm	0.73	0.068
CDN-CGS-12	Au_ppm	0.29	0.04
CDN-CM-3	Au_ppm	0.46	0.06
CDN-GS-1P5A	Au_ppm	1.37	0.12
CDN-GS-2B	Au_ppm	2.03	0.12
CDN-GS-5C	Au_ppm	4.74	0.28

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

STANDARD ID	STD	Grade	±2 SD
CDN-GS-P7A	Au_ppm	0.77	0.06
CDN-CGS-7	Cu_pct	1.01	0.07
CDN-CGS-10	Cu_pct	1.55	0.07
CDN-CGS-11	Cu_pct	0.683	0.026
CDN-CGS-12	Cu_pct	0.265	0.015
Table 8. List of gold and copper standards used at Halilağa
Blanks
Non-mineralized limestone and commercial CDN blank BL-03 were inserted randomly into the sample series every 20 samples (Figure 14).
Duplicates
Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are 1/2 spilt cores done on site before the sample leaves camp. Duplicate field samples are taken every 20 samples within the sample series (Figure 15).

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 13 Au standard values with 2SD used at Halilağa

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 14 Blank results (Au_ppm)
Figure 15 Au Duplicates

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Check Assay
A protocol was initiated in 2005 to send 5% of all assayed sample pulps to a second laboratory for analysis. To date only one hole (HD-04 in 2006) has been checked using this protocol. Check samples were sent to ACME Laboratories for analysis (the laboratory analysis report has not been verified by the author). Table 9 and Figure 16 show the comparison between assay results which are at acceptable levels.
Figure 16 Comparison of gold assays and check-assays hole HD-04, Halilağa.
QA/QC Problems and Solutions
Most of the diamond drill holes were completed using HQ size core and recovery was not an issue except in fault zones.
Standards and blanks were checked upon receipt of each job and included in an AcQuire database from which QA/QC plots were generated to ensure they were with-in limits. Any failures were recorded and the lab requested to re-do the job.
The author considers that the adequacy of sampling, security and analytical procedures is satisfactory with the exception of a lack of check assays being conducted as per the sampling protocol.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

					Result	Check Assay	Check Assay	Check Assay
HOLEID	From	To	Sample	Type	Au ppm	Number	Result Au ppb	Au ppm
HD-04	0	2	666705	Core	0.706	666705	714	0.714
HD-04	24.3	25.3	666733	Core	0.36	666733	625	0.625
HD-04	46.3	47.3	666764	Core	1.22	666764	1378	1.378
HD-04	60.3	61.3	666784	Core	0.872	666784	888	0.888
HD-04	74.3	75.3	666804	Core	1.09	666804	1037	1.037
HD-04	87.8	88.8	666824	Core	0.632	666824	580	0.58
HD-04	101.8	102.8	666844	Core	0.554	666844	514	0.514
HD-04	115.8	116.8	666864	Core	0.472	666864	479	0.479
HD-04	129.8	130.8	666884	Core	0.305	666884	248	0.248
HD-04	143.8	144.8	666904	Core	0.247	666904	285	0.285
HD-04	157.8	158.8	666924	Core	0.287	666924	294	0.294
HD-04	171.8	172.8	666944	Core	0.407	666944	355	0.355
HD-04	185.8	186.8	666964	Core	0.221	666964	233	0.233
HD-04	200.8	201.8	666984	Core	0.156	666984	148	0.148
HD-04	211.8	212.8	675001	Core	0.337	675001	358	0.358
HD-04	225.8	226.8	675021	Core	0.21	675021	214	0.214
HD-04	239.8	240.8	675041	Core	0.124	675041	131	0.131
HD-04	253.8	254.8	675061	Core	0.161	675061	161	0.161
HD-04	267.8	268.8	675081	Core	0.149	675081	159	0.159
HD-04	281.8	282.8	675101	Core	0.044	675101	46	0.046
HD-04	296.8	297.8	675121	Core	0.137	675121	196	0.196
HD-04	310.8	311.8	675141	Core	0.152	675141	112	0.112
Table 9 Comparison of gold assays and check-assays hole HD-04, Halilağa.
Item 17 Adjacent Properties
There are two adjacent properties (as a result of contiguous permit holdings) which contain significant mineralisation, the Pirentepe project is located approximately 2 kilometres to the north of Halilağa, and the Aği Daği property approximately 15 kilometres to the east of Halilağa (Figure 17). Both properties are subject to a Joint Venture between TCAM and Fronteer along similar terms to the Halilağa JV.
The information provided below is sourced from press releases prepared by Qualified Persons for Fronteer. The author has undertaken field visits to both the Pirentepe and

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Aği Daği properties, but has not prepared any report, interpretation, or recommendation for Aği Daği, buts has prepared a NI43-101 report for Pirentepe (Grieve, 2007).
The author has been unable to verify the information contained in the press releases and the information is not necessarily indicative of the mineralization on the properties that are the subject of this technical report.
For clarity, this technical report describes the mineralisation and exploration conducted on the Halilağa property only and apart from inclusion of the results of recent exploration from the adjacent Pirentepe and Aği Daği properties, it does not relate to the adjacent properties.
The author understands that the estimates of mineral resources and mineral reserves described in the publicly available information related to the adjacent properties has been prepared and disclosed in accordance with section 2.4 of the Instrument.
Pirentepe
Grieve (2007) reported on the Pirentepe property as part of a NI43-101 technical report on the Pirentepe and Halilağa properties.
The Pirentepe and Halilağa areas were interpreted to be a single widespread mineralised system containing porphyry related high-sulphidation style gold and copper-gold mineralisation (Grieve, 2007).
As at the date of the previous NI43-101 report on Pirentepe, significant gold mineralisation had been encountered at Davugali Tepe within the Pirentepe property. Holes PD-01 and PD-02 encountered mineralisation in strongly pyritic tuffaceous sediments interpreted to be altered and mineralised as a result of the interaction of high-saline mineralised fluids discharging into carbonaceous rich sediments distal to the magmatic source of the fluids.
Drilling by Fronteer in this area returned the following results:
•	PD-01 intersected 1.79 grams per tonne gold over 46.90 metres, starting at 17 metres depth. The hole ended in high-grade gold mineralization.

•	PD-02 intersected 1.83 grams per tonne gold over 38.0 metres also starting at 17 metres.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Aği Daği
Fronteer Development Group Inc. announced on 19 January 20093 “that regional drilling had discovered a new, large gold zone outside of the current resource areas on the Agi Dagi Project in northwestern Turkey, underlining the open-ended size potential of this project.
Drill results from five exploration holes have defined an important new zone of near-surface, oxide gold mineralization. This gold-bearing zone, located approximately three kilometres southeast of Agi Dagi’s resource areas, is approximately 1,500 metres long and up to 400 metres wide based on surface sampling. Only 700 metres of this 1,500-metre-long zone has been drill tested.
Drill highlights include:
•	70.4 metres of 0.92 grams per tonne gold, including 11.70 metres of 2.44 g/t, in hole CYD-04

•	18.0 metres of 1.96 g/t, including 6.0 metres of 3.60 g/t; as well as 19.5 metres of 1.10 g/t, including 7.0 metres of 2.00 g/t, in hole CYD-03

•	16.8 metres of 0.99 g/t, including 4.5 metres of 1.59 g/t in CYD-02

•	18.4 metres of 0.93 g/t, including 9.8 metres of 1.24 g/t in CYD-01

•	In addition, surface rock channel sampling within this zone returned: 81.0 metres of 1.34 g/t gold

[3]	http://www.fronteergroup.com/?q=content/discovery-additional-gold-zone-underline s-open-ended-potential-agi-dagi-gold-deposit

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 17 Location of Halilağa and adjacent properties Pirentepe and Aği Daği.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Agi Dagi is part of a growing gold and copper-gold mineral district built by Fronteer and its 60% joint venture partner TCAM, a Turkish subsidiary of Teck Cominco Limited.
Located in the Biga Peninsula of Northwestern Turkey, Agi Dagi includes 13,365 hectares in 16 contiguous licenses. The region is well-serviced with electricity, transmission lines and power generating facilities, the most significant being a large coal-fired power plant outside the town of Can, situated approximately 20 km from the project.
In 2007, Fronteer reported a NI 43-101 gold-equivalent resource estimate of 1.33 million ounces gold equivalent (measured and indicated), along with 756,000 ounces inferred at Agi Dagi. Approximately 91% of the mineralization is in the oxide category.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
DRILL RESULTS

Hole No	From (m)	To (m)	Int (m)	Au (g/t)
CYD-01	74.70	93.10	18.40	0.93

incl	74.70	84.50	9.80	1.24

and incl.	89.10	93.10	4.00	1.15

and	105.80	147.40	41.60	0.69

incl.	105.80	123.40	17.60	0.72

and incl.	136.60	147.40	10.80	1.17

CYD-02	0.00	23.10	23.10	0.69

incl.	14.80	23.10	8.30	1.30

and	38.00	54.80	16.80	0.99

incl.	39.50	44.00	4.50	1.59

and incl.	47.90	50.00	2.10	1.54

and incl.	53.80	54.80	1.00	2.06

CYD-03A	97.00	116.50	19.50	1.10

incl.	102.70	109.70	7.00	2.00

and	134.00	152.00	18.00	1.96

incl.	135.00	141.00	6.00	3.60

CYD-04	62.50	132.90	70.40	0.92

incl.	71.00	82.70	11.70	2.44

and incl.	90.60	98.10	7.50	1.75

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

Hole No	From (m)	To (m)	Int (m)	Au (g/t)
and incl.	122.50	125.60	3.10	1.45

and	167.30	175.10	7.80	0.65

incl.	167.30	168.60	1.30	2.23

CYD-05	12.00	16.70	4.70	0.43

and	21.00	23.50	2.50	0.46

and	37.50	39.40	1.90	0.41

*Note: Drill results reported as provided by TCAM to Fronteer. The true width of the mineralized zones is estimated to be approximately 70-80% of those stated. Primary composite intervals were calculated using a cut-off of 0.25 g/t Au, and 2.0 g/t for the higher grade intervals. Holes AD-351-353, which tested for porphyry potential at the Baba zone, had no reportable gold intercepts. Difficult drilling conditions in strongly silicified and brecciated rock have led to variable core recoveries, with approximately 20% of samples below 50% recovery. All high grade samples (>2.7 g/t Au) had recoveries better than 80% and no bias has been detected in lower grade samples.
TCAM and Fronteer have 60%-40% joint ventures on a number of projects in this region, including two gold deposits (Agi Dagi and Kirazli) and a porphyry copper-gold deposit (Halilaga). The companies have first-mover status in the region, having collectively consolidated a prominent land position over several years. The region is geopolitically stable and supported by excellent project infrastructure, including access to roads, power and water.
Drill samples and analytical data for Agi Dagi are collected under the supervision of TCAM, Fronteer’s joint venture partner and project operator, using industry standard QA-QC protocols. Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, who is the QP responsible for compiling the data contained in this release, has

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
not verified the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with TCAM has given him no reason to doubt their authenticity. For further details on Agi Dagi, please view the NI 43-101 technical report prepared by Fronteer Development Group, as of Aug. 1, 2007, on SEDAR at http://www.sedar.com.
RESOURCE TABLES
AGI DAGI / DELI ZONE

Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	1,600,000	1.80	13.50	94,000	696,000	108,000

Indicated	18,300,000	1.20	10.20	693,000	6,027,000	814,000

Inferred	10,200,000	1.30	15.50	418,000	5,068,000	519,000

**	Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
AGI DAGI / BABA ZONE

Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	—	—	—	—	—	—

Indicated	15,000,000	0.80	1.00	400,000	464,000	409,000

Inferred	9,100,000	0.80	0.30	235,000	86,000	237,000
Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.
Christopher Lee, P. Geo, Chief Geoscientist for Fronteer Development Group, is the designated Qualified Person for the Agi Dagi resource estimate. The resource models consist of a combination of oxide/sulphide zones, and isograde shells generated in Leapfrog software. Two metre composites were generated from capped gold and silver grades within these solids, and core samples with less than 50% recovery were omitted. Grades were interpolated into blocks measuring 20x20 metres in the horizontal direction and 10 metres in the vertical direction, using inverse distance squared, ordinary kriging, or a combination of both methods, in Gemcom software. Search radii were determined from variogram ranges, with restricted ranges for high grade populations, and hard boundaries were used to limit sample selection between the oxide and sulphide zones at Deli. Densities were interpolated from drill core data into the block models using inverse distance squared. Blocks were classified into Measured, Indicated and Inferred mineral resource categories using a combination of the number drill holes and the average distance of samples used in each block estimate. Mineral resources are not mineral reserves, and there is no guarantee that any resource will become a reserve.”

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 18 Mineral Processing and Metallurgical Testing
Initial stage metallurgical test work was conducted in March 2007 by TCAM on reject samples from the top 200 metres of HD-01 and HD-04 (TCAM, 2008). These samples were sent to G&T Metallurgical Services Ltd. in Kamloops, B.C., Canada for flotation tests and follow up mineralogy (G&T Metallurgical Services Ltd., 2008). Teck Cominco Limited (2007) reported on the results as reproduced in full below.
“In March 2007, samples were shipped from the Halilaga Project site in Turkey from 2 drill holes that had intersected significant sulphide mineralization that was identified as a copper porphory ore. Reject samples from 1 metre intervals were shipped for the top 200 metres for each hole to conduct scoping level flotation tests.
The objectives of the test program were:
1)	To determine the rougher flotation response of the ore using a standard flowsheet for treating a copper porphory ore.

2)	To perform limited testing on rougher concentrate to demonstrate that a saleable grade concentrate could be made.

3)	To assess what concentrate grades and recoveries would be achieved for the copper and gold both to a rougher and final concentrate.
G&T Metallurgical Services Ltd. in Kamloops was awarded the contract to complete the test program. In discussion with G&T, it was decided that the flowsheet conditions including fineness of grind, pH, and reagent addition levels would be determined by testing master composites prepared from each hole. Once these conditions were known, individual composites from intervals on each hole would be tested using these test conditions.
Composite Preparation
Four zones were identified for each hole. These were oxide, secondary enriched zone, a small transition zone and a primary sulphide zone. The four zones and their associated intervals are shown in Table 10 below.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

Hole	From	To	Geological Description
HD-01	0	23.85	Oxide zone
	23.85	49.60	Secondary enriched zone
	49.60	54.00	Transition zone
	54.00	298.20	Primary sulphide zone

HD-04	0	22.30	Oxide zone
	22.30	73.30	Secondary enriched zone
	73.30	84.80	Transition zone
	84.80	320.40	Primary sulphide zone
Table 10 Halilaga Holes HD-01 and HD-04 Geological Zones
The oxide material was not used in the flotation testing program and separate composites were prepared only for mineral speciation analysis. Material from the remaining three zones was used to prepare 20 kilogram length weighted composites according to the Table 11.

No.	Composite No.	Hole No.	From	To	Interval	Zone
1	HD-01 C1	HD-01	23.85	36.70	12.85	Secondary enriched
2	HD-01 C2	HD-01	36.70	49.60	12.90	Secondary enriched
3	HD-01 C3	HD-01	49.60	54.00	4.40	Transition
4	HD-01 C4	HD-01	54.00	68.50	14.50	Primary sulphide
5	HD-01 C5	HD-01	68.50	83.10	14.60	Primary sulphide
6	HD-01 C6	HD-01	83.10	98.20	15.10	Primary sulphide
7	HD-01 C7	HD-01	98.20	113.60	15.40	Primary sulphide
8	HD-01 C8	HD-01	113.60	129.00	15.40	Primary sulphide
9	HD-01 C9	HD-01	129.00	144.00	15.00	Primary sulphide
10	HD-01 C10	HD-01	144.00	159.20	15.20	Primary sulphide
11	HD-01 C11	HD-01	159.20	174.00	14.80	Primary sulphide
12	HD-01 C12	HD-01	174.00	189.40	15.40	Primary sulphide
13	HD-01 C13	HD-01	189.40	200.60	11.20	Primary sulphide

14	HD-04 C1	HD-04	22.30	38.30	16.00	Secondary enriched
15	HD-04 C2	HD-04	38.30	54.30	16.00	Secondary enriched
16	HD-04 C3	HD-04	54.30	73.30	19.00	Secondary enriched
17	HD-04 C4	HD-04	73.30	84.80	11.50	Transition
18	HD-04 C5	HD-04	84.80	99.80	15.00	Primary sulphide
19	HD-04 C6	HD-04	99.80	114.80	15.00	Primary sulphide
20	HD-04 C7	HD-04	114.80	129.80	15.00	Primary sulphide
21	HD-04 C8	HD-04	129.80	144.80	15.00	Primary sulphide
22	HD-04 C9	HD-04	144.80	159.80	15.00	Primary sulphide
23	HD-04 C10	HD-04	159.80	174.80	15.00	Primary sulphide
24	HD-04 C11	HD-04	174.80	189.80	15.00	Primary sulphide
25	HD-04 C12	HD-04	189.80	200.80	11.00	Primary sulphide
Table 11 Metallurgical Composites for Rougher Flotation Tests

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Master Composite Preparation
Once the individual composites were prepared for Holes HD-01 and HD-04 as shown in Table 11, one master composite was made up for each hole by taking 2 kilograms of sample from the individual composites and mixing them together. A comparison, shown in Table 12, of the headgrades of the master composites and the average grade of the individual composites suggests that the master composites were representative of the samples in each hole.

Sample	%Cu	%Cu (ox)	g/t Au	%Fe	%S
Average Composites HD-01	0.70	0.058	0.52	5.39	3.62
Master Composite HD-01	0.69	0.057	0.48	5.82	3.52

Average Composites HD-04	0.61	0.044	0.44	4.50	3.21
Master Composite HD-04	0.61	0.046	0.48	4.48	3.13
Table 12 Comparison of Head Assays
A modal analysis was conducted on the master composites to identify the copper bearing minerals and how they occurred in the ore. Mineral liberation information was also obtained to assist with the selection of grinds to be used during testing.
The master composite samples were used to develop the rougher flowsheet conditions including fineness of grind, pH, and reagent addition levels for the rougher flotation test. Three rougher concentrate samples from the testing on each hole were also selected for regrinding and cleaner flotation testing to produce a final copper concentrate. The intent was to demonstrate that a good grade copper concentrate could be produced and what the corresponding copper and gold recovery would be to the final concentrate. The cleaner flotation test conditions were not optimized since this was beyond the scope of work for this program.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Master Composite Modal Analysis Result
The modal data from the two master composites indicate that they are similar in their mineralogical make up and differ only in the relative weight proportions of the contained minerals.
The HD-01 and HD-04 composites contained a mixture of copper sulphides, pyrite and non-sulphide gangue minerals. Gangue minerals accounted for approximately 92% of the minerals present with about 6-7% being pyrite. The remaining minerals were chalcopyrite, chalcocite, and covellite.
The modal analysis was performed on a sample that had been ground to 80% passing 150 microns. At this grind, the degree of liberation for the copper minerals ranged between 50-57%. This suggested that good rougher flotation results should be achieved on both composites at that primary grind.
There was a significant portion of the total copper contained in each master composite that was in the form of chalcocite — covellite binaries. HD-01 contained 32% and HD-04 contained 49% of these binaries. The presence of significant amounts of secondary copper minerals presents both an opportunity and a risk. The risk is that these minerals are present as crack fillings in the pyrite making it difficult to reject the pyrite in the cleaner flotation circuit. This would result in lower copper recovery to a final concentrate. The advantage of the secondary copper minerals is that they are high in copper content and could result in a higher final concentrate grade if they are not locked with pyrite.
Master Composite Flotation Response
Rougher Flotation
The initial series of rougher flotation tests used a standard procedure that can be summarized as follows:
1)	Each test used a 2 kg sample which was ground in a laboratory ball mill to a prescribed grind.

2)	The ground sample was transferred to a flotation cell for a standard rougher flotation rate test.

3)	One minute of conditioning time was used prior to each flotation stage after the addition of collector and frother.

4)	A series of 4 concentrates were collected with each concentrate being collected after 2 minutes of flotation time.

5)	Lime was used for pH control.

6)	Concentrates and tailings were assayed for Cu, Fe, S and Au content to calculate metallurgical mass balances.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
The primary variables evaluated included the primary grind, the pH and collector and frother addition rates. Table 13 summarizes the test conditions that were evaluated.

Variable	Value
Primary grind K80, microns	100, 150, 190
pH level	7.5, 9.0, 10.5
Collector g/t PAX	20 - 30
MIBC frother g/t	24-64
Conditioning time/stage min	1, fixed
Flotation Time/stage, min	2, fixed
No. of stages	4
Table 13 Rougher Flotation Test Variables
Results were relatively consistent in terms of the overall grade and recovery of copper and gold to the rougher concentrate. There was some variation in kinetics however and pH was found to be a key variable in rougher flotation. In addition, the following findings were made from the tests conducted:
1)	A primary grind of 80% - 150 microns resulted in good copper rougher recovery. Grinding finer did not improve recovery or concentrate grade. A coarser primary grind reduced the flotation kinetics although the final recovery was comparable over the range of grinds tested.

2)	The rougher flotation pH should be set at 9.0. Floating at a natural pH of 6.5 — 7 resulted in lower recovery for a similar rougher concentrate grade.

3)	A typical rougher concentrate grade of 4-5% Cu with 90-95% copper recovery was achieved. Gold grade and recovery in rougher flotation averaged about 3 g/t and 80% respectively.
Figures 18 and 19 shows the relationship between copper recovery and mass pull to the concentrate that was observed on the rougher flotation tests for the HD-01 and HD-04 master composites. While the response did vary from test to test, the end point was similar for most tests with copper recovery of 90-95%, a concentrate grade of 4-5% Cu and a mass pull of about 15% to the rougher concentrate.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 18 Cu Recovery versus Mass Pull to Rougher Concentrate Hole HD-01
Figure 19 Cu Recovery versus Mass Pull to Rougher Concentrate Hole HD-04

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
The rougher flotation tests conducted on the master composites resulted in a set of parameters that are listed in Table 14below. These test parameters were used to conduct the variability flotation tests on the 25 individual composites prepared for each hole.

Variable	Value
Primary grind K80, microns	150
pH level	9
Collector g/t PAX	25
MIBC frother g/t	40
Conditioning time/stage min	1, fixed
Flotation Time/stage, min	2, fixed
No. of stages	4
Total flotation time, min	8
Table 14 Rougher Flotation Test Parameters
Cleaner Flotation Testing
Three samples of rougher concentrate from the HD-01 and HD-04 master composite rougher tests were selected for regrinding and a 3 stage, batch cleaner flotation test. The objective was to demonstrate that a saleable grade copper concentrate could be made at the highest possible overall recovery.
The only variable that was investigated on these tests was the regrind size; pH was set at 11.0 using lime to depress pyrite and dilution water was used for cleaning. A small quantity of xanthate collector was added to the first cleaner stage with no other reagents being added to the second or third cleaner stages; frother was added as required to all three stages.
The results obtained showed that the regrind sizing had a strong effect on the upgrading of copper from the rougher concentrate. This is clearly shown in Figure 20 which shows the grade versus recovery relationship on the rougher concentrates from the HD-01 cleaner tests. Figure 21 shows the same relationship for the tests on hole HD-04. Based on the work done to date, it appears that rougher concentrate must be re-ground to 80%

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
passing 20-25 microns in order for good upgrading to occur while maintaining good metal recovery. This is a relatively fine grind although not unheard of in sulphide cleaner flotation circuits.
Figure 20 HD-01 Cu Concentrate Grade versus Overall Cu Recovery
Based on the cleaner flotation tests completed to date, the key findings can be summarized as follows:
1)	Rougher concentrate must be ground to 80% passing 20-25 microns to ensure that a good copper grade can be achieved in the final concentrate.

2)	Three stages of cleaning should produce a final concentrate with a copper grade containing 35-40% Cu at an overall recovery of 85-90%.

3)	The gold content in the final copper concentrate should be in the range of 20-25 g/t with an overall recovery of 65-70%.

4)	These results are preliminary and based on a limited number of tests. It is expected that further optimization of test conditions would result in some improvement in copper and gold recovery at the same concentrate grades.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 21 HD-04 Cu Concentrate Grade versus Overall Cu Recovery
Rougher Flotation Variability Testing
A series of 25 flotation tests were completed using the conditions shown in Table 14. The objective was to determine whether there was any variability in rougher flotation response for individual composites for holes HD-01 and HD-04. Table 15 lists the results obtained from these tests.
Table 15 Variability Rougher Flotation Test Results
The following points can be made about these results:
•	The rougher flotation response for both the HD-01 and HD-04 composites did not vary much. The ratio of concentration to the rougher concentrate was relatively consistent across the board averaging 5.4 for copper and 4.9 for gold.

•	The higher grade secondary enriched and transition zone composites had higher mass pulls to the rougher concentrate than the primary sulphide composites. Mass pulls on the primary sulphide zone were comparable to those seen on the master composites.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

		Feed Grade		% Wt					Ratio of Concentration
Test No.	Composite No.	%Cu	g/t Au	to Conc.	% Cu Conc.	% Cu Rec	g/t Au Conc.	% Au Rec	Cu	Au
1	HD-01 C1	1.71	0.77	23.8	7.6	97.1	2.7	85.9	4.4	3.5
2	HD-01 C2	2.17	0.88	25.8	9.1	97.4	2.9	83.5	4.2	3.3
3	HD-01 C3	0.67	0.51	24.4	2.7	96.1	2.0	85.7	4.0	3.9
4	HD-01 C4	0.90	1.16	18.8	5.3	97.6	4.9	85.7	5.9	4.2
5	HD-01 C5	0.89	1.01	16.2	6.0	97.4	6.2	88.2	6.8	6.2
6	HD-01 C6	0.89	0.90	19.8	4.7	94.6	4.4	85.3	5.2	4.8
7	HD-01 C7	0.40	0.31	19.9	1.9	95.4	1.5	78.0	4.8	4.9
8	HD-01 C8	0.25	0.24	14.0	1.7	93.8	1.4	78.9	6.7	5.7
9	HD-01 C9	0.34	0.31	18.2	1.9	96.4	2.0	83.5	5.7	6.6
10	HD-01 C10	0.33	0.27	17.4	2.1	96.7	1.9	86.9	6.3	7.0
11	HD-01 C11	0.19	0.21	20.6	1.0	95.1	0.9	91.8	5.1	4.1
12	HD-01 C12	0.20	0.14	15.9	1.2	95.8	1.0	79.5	6.0	7.4
13	HD-01 C13	0.16	0.11	18.0	0.8	94.9	0.6	87.4	5.2	5.7
	Average HD-01	0.70	0.52	19.4	3.5	96.0	2.5	84.6	5.4	5.2

		Feed Grade		% Wt					Ratio of Concentration
Test No.	Composite No.	%Cu	g/t Au	to Conc.	% Cu Conc.	% Cu Rec	g/t Au Conc.	% Au Rec	Cu	Au
1	HD-04 C1	1.09	0.47	30.1	3.7	97.6	1.9	88.9	3.4	4.0
2	HD-04 C2	1.85	1.01	23.9	7.5	97.2	5.6	92.6	4.1	5.5
3	HD-04 C3	1.11	0.75	29.7	3.7	96.4	2.5	85.3	3.4	3.3
4	HD-04 C4	0.67	0.68	19.7	3.5	95.9	3.5	85.1	5.2	5.1
5	HD-04 C5	0.48	0.55	20.5	2.4	96.9	2.1	85.5	5.0	3.8
6	HD-04 C6	0.47	0.39	19.6	2.5	97.1	1.9	83.8	5.4	4.9
7	HD-04 C7	0.36	0.35	16.6	2.2	96.0	1.8	79.6	6.0	5.0
8	HD-04 C8	0.19	0.20	13.4	1.3	94.4	1.3	76.5	6.9	6.3
9	HD-04 C9	0.31	0.27	14.0	2.3	96.0	1.6	81.2	7.6	5.9
10	HD-04 C10	0.36	0.29	16.5	2.0	94.5	1.1	87.9	5.6	3.8
11	HD-04 C11	0.21	0.15	18.2	1.1	94.2	0.6	80.6	5.2	3.7
12	HD-04 C12	0.24	0.20	15.6	1.5	92.8	0.8	79.1	6.1	4.1
	Average HD-04	0.61	0.44	19.8	2.8	95.8	2.1	83.8	5.3	4.6
•	Copper rougher recovery was consistent averaging 96% for all of the variability tests. The recovery was not significantly affected by the head grade.

•	Gold rougher recovery was more variable than copper and appeared to be related to the headgrade. Nevertheless, gold recovery was relatively high ranging from 76-92%. This compares favorably with the gold recovery achieved on the master composite rougher flotation tests.
Conclusions and Recommendations
The ore samples from holes HD-01 and HD-04 in the Halilaga deposit respond well to flotation. Copper and gold were effectively recovered using a simple flotation flowsheet.
The primary grind required for good copper and gold recovery in the rougher flotation stage is about 80% passing 150 microns. This is typical of the grind required for copper porphory ores. The primary grind has not been optimized and it may be possible to grind coarser than this and still achieve similar metallurgical results.
Rougher flotation testing suggests that pH levels need to be slightly elevated to about 9.0 to achieve good metallurgy. Floating at natural pH results in lower copper and gold recovery to the rougher concentrate.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
No special reagents are required to treat this ore. Potassium amyl xanthate collector, lime and MIBC frother were the only reagents used in this program.
Saleable grade concentrate can be made with the rougher concentrate. Regrinding of rougher concentrate to 80% passing 20-25 microns is required to do good upgrading in cleaner flotation.
A final concentrate grade of 35-40% copper with 85-90% overall copper recovery is achievable with these ores using three stages of cleaning. Gold grades in the final concentrate should be about 25-30 g/t Au with overall gold recovery in the range of 65-70%.
Variability testing has shown that the Halilağa ores have a consistent metallurgical response to flotation with depth.
It is recommended that additional drill hole samples from Halilağa be tested using the flowsheet developed in this program to verify that they have a similar metallurgical response to the samples from holes HD-01 and HD-04.”
Follow up mineralogy (G&T Ketallurgical Services Ltd. 2008) concluded that in the majority of the samples tested, the copper occurs mainly as chalcopyrite. Five of the samples, which contain higher than average copper content, have copper occurring mainly as chalcocite/covellite. Example photomicrographs are included as Figures 22 and 23.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
*Ch/Cv-Chalcocite/Covellite, Cp-Chalcopyrite, Py-Pyrite, Gn-Gangue
Figure 22 Metallurgical composite HD-01 C2 (Hole HD-01 36.70 — 49.60 m secondary enriched zone)

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
*Cp-Chalcopyrite, Py-Pyrite, Gn-Gangue
Figure 23 Metallurgical composite HD-01 C6 (Hole HD-01 83.10 — 98.20 m primary sulphide zone)
Item 19 Mineral Resource and Mineral Reserve Estimates
As the properties referred to in this report are at a relatively early stage of exploration, no mineral resource or reserve estimates have been conducted. These activities will be undertaken at an appropriate stage in the work programme.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 20 Other Relevant Data and Information
The author is not aware of any additional information necessary to make the technical report more understandable, nor is he aware of any omissions or inclusions that could be misleading.
As background to Turkish mining laws the following is included (Ozkan 2007):
Mining rights and title in Turkey
Mining rights and minerals are exclusively owned by the state. The ownership of the minerals in Turkey is not subject to the ownership of the relevant land. The State, under the mining legislation, delegates its rights to explore and operate to individuals or legal entities by issuing licences for a determined period of time in return for a payment of royalty. Mining rights with respect to certain types of mines, however, belong to state or state enterprises.
The licences for mining rights are granted to the Turkish citizens, legal entities established under Turkish laws and some authorized public bodies. Companies established under Turkish law according to the provisions of the Turkish Commercial Code are Turkish companies even if they are established by foreign persons with a 100% foreign capital. Consequently, there is not any distinction between the mining rights that may be acquired by local investors and those that may be acquired by foreign investors provided that the foreign investors establish a company in Turkey under Turkish law.
Duties and royalties
The Amended Mining Law distinguishes five groups of minerals. Pursuant this classification the royalty amount to be paid to the state differs.
A royalty of 4% of the pit-head sale price for the groups 1 and 5, 2% for the other groups has to be paid. The royalty amount to be with respect to the mining activities realized on state-owned lands is 30% more. If the state-owned land has also a forest status and is more than 5 hectares, licence-holders have to pay forest fees subject to the decision of the Forest General Directorate of the Ministry of Environment and Forest without paying the additional 30%.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Types of mining licences
There are two types of licences: exploration licence and operation licence. The right of priority in licence applications is determined according to the date of application. Licences become valid in the date of registration to the Mining Registrar. Transfers, successions, sequestrations, pledges, mortgages and expirations are required to be registered in the Mining Registrar.
The exploration licence is a certificate granting the right to explore on a determined land. The exploration licence is granted following the submission of the necessary documents, licence fee and licence guaranty fee within 15 days following the application. The exploration licence is granted for 3 years which can be subject to an extension of 2 years for Group 4 minerals. The exploration licence-holder, by the end of the second year, has to submit an exploration activity report.
The operation licence is a certificate granting the right to operate the mine. The exploration licence-holder has to apply for an operation licence before the end of the term of exploration licence. The term of operation licence is at least 10 years, which can be subject to an extension.
The operation licence-holder has to submit to the General Directorate, technical documents, a sales information form and an activity information form related to the operation activity conducted during the previous year by the end of April of each year. One mining engineer has to be employed as a technical supervisor.
Licence fees
Licences are subject to an application fee, annual licence fee to be determined by the Ministry of Finance every year and a guaranty fee in the amount of 0,3% of the annual licence fee per hectare.
The Amended Mining Law provides an advantage to the license-holders of not paying 50% of the royalty if the extracted ores are processed in Turkey, in other words if there is an additional value.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Environment, safety and health issues
Environmental Law No. 2872, Environmental Impact Assessment Regulation and Labour Law No. 4857 are the principle regulations governing mining activities. There are many other regulations enacted based on those principle regulations which are applicable to mining industry.
Further to the amendments made in the Mining Law, most of the mining activities are excluded from the Environmental Impact Assessment and for those mining activities, which require Environmental Impact Assessment, the related procedures shall be completed within three months.
The issue of allocation of environmentally sensitive areas such as forest areas, hunting areas, special protection areas, national parks, agriculture areas as well as cultural protection areas, coastal areas, tourism regions and military forbidden zones granting of licenses for activities to be carried out in such areas are specifically regulated. As a part of reducing the bureaucracy in the grant of mining rights, the General Directorate is given the authority to designate and delineate such areas. The new regulations do not require any further permission for exploration activities to be conducted in such areas. A notification to the relevant authorities (such as relevant forest directorate) shall suffice. Mining operation activities in such areas shall, however, be subject to additional permissions and Environmental Impact Assessment.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 21 Interpretation and Conclusions
Ceyhan (2009) made the following interpretations and conclusions which have been reviewed by the author, and are in keeping his understanding of the property:
The Halilağa gold-copper property is located about 40 kilometres southeast of Çanakkale between the villages of Halilağa and Muratlar on the Biga Peninsula, North-western Turkey.
Halilağa is a district with significant potential for both porphyry copper-gold and high-sulfidation style gold deposits. The mineralised intrusives are thought to be equivalent in age to other granites and granodiorite in the area (35-23 Ma, Oligocene).
Ground magnetics define the magnetite alteration zone over an area of about 1200 x 400 metres with a depth extent of approximately 200 metres.
Forty diamond holes (including five abandoned holes) totalling 10,001 metres and three reverse circulation holes totalling 398 metres have been drilled to date to test porphyry style mineralization at Kestane (seventeen holes totalling 4756.1 metres), high sulphidation gold at and around Kunk Hill lithocap (eight holes totalling 2264.3 metres), skarn mineralization at the Bakirlik (fourteen holes totalling 2587.6 metres) and other targets (three holes totalling 789 metres).
Kestane is dominated by potassic alteration, whereas sericitic alteration appears to be a lesser component and the highest gold and copper grades in core are associated with the dominant styles of alteration-mineralization in porphyry: early biotite + magnetite + chalcopyrite associated with A- and B-quartz veins. Chalcopyrite, in some cases accompanied by trace amounts of pyrite, is the dominant sulphide in potassic alteration. Bornite has not been observed yet. Magnetite is abundant (5-8%) in zones of high copper and gold grades.
Almost all drill holes at Kestane intersected porphyry style gold-copper mineralization with economic grades (e.g. HD-01: 1.03 g/t gold and 1.03 % copper over 105.4 metres).
A chalcocite blanket (about 2% copper) was intersected close to the surface and was about 25 metres thick in the holes HD-01, HD-02, HD-04, and HD-14.
The holes located in lithocap area intersected no significant mineralization to-date. The lithocap area is extensive and still needs to be tested with deep holes.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Twenty diamond holes (including 1 abandoned hole) totalling 4051 metres were completed during 2008, mainly in the Bakirlik zone. HD-21 and HD-25 intersected narrow high grade copper + gold ± silver mineralization.
In 2008, rock chip sampling program identified new mineralized centres like Kumlugedik Hill, Kunk North and Madenderesi, where consistent and anomalous gold values (0.2 to max 2.0 g/t gold) have been detected.
In addition:
The Kestane target is at a very early stage of exploration with significant untested potential. To date, 16 drill holes have intersected significant widths of mineralized material at grades up to 1 g/t gold and 1% copper over 100 metres, in the shallow supergene enrichment zone. Typical intercepts in the main zone of mineralization (8 holes) range from 250 to 300 metres long, carrying grades of 0.3 to 0.5 g/t gold and 0.3 to 0.5 % copper. These drill holes define a zone of mineralization with dimensions of approximately 1000 x 400 x 300 metres that dips gently to the east. A loosely defined Leapfrog grade shell of this mineralization at a 0.2% copper cut-off shows the approximate shape of the currently known mineralized zone.
While there is clearly not enough data to define a Mineral Resource, the consistency and strong continuity of the data over significant extents allow for a conceptual estimate of the target potential. Using this Leapfrog grade shell as a rough guide, the current drilling gives a potential range of tonnages from 250,000,000 to 350,000,000 tonnes of mineralized material, which is open and untested to the north, south and east.
The mean grade of all (4,728) samples taken from the Kestane zone is 0.24 g/t gold and 0.22% copper. Two metre composites within the Leapfrog grade shell average 0.32 g/t gold and 0.32% copper at zero cut-off, and, at 0.3 g/t gold and 0.2% copper cut-offs, the declustered mean grades increase to 0.57 g/t gold and 0.45% copper.
Such a range of tonnages and grade suggest that the conceptual target potential of the Kestane zone could exceed 2 to 3 billion pounds of copper and 3 to 4 million ounces of gold.
This target range is expressly not to be represented or misconstrued as an estimate of Mineral Resources or Ore Reserves. The terms Resource(s) or Reserve(s) can not be used for the Kestane target potential due to the early stage of exploration at this time. The statements above that refer to potential quantity and grade of the target have been

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
expressed as ranges and have included a detailed explanation of the basis for the statement. Further, it is stated that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the determination of a Mineral Resource.
Initial stage metallurgical test work was conducted in March 2007 by TCAM on reject samples from the top 200 metres of HD-01 and HD-04 (TCAM 2008). These samples were sent to G&T Metallurgical Services Ltd. in Kamloops, B.C., Canada for flotation tests. Result from the test work indicated that a final concentrate grade of 35-40% copper with 85-90% overall copper recovery is achievable with these ores using three stages of cleaning. Gold grades in the final concentrate should be about 25-30 g/t gold with overall gold recovery in the range of 65-70%.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 22 Recommendations
The following recommendations and budget (Table 16) as proposed by TCAM (Ceyhan, 2009) for the 2009 programme have been reviewed by the author, and are deemed appropriate for the project:
•	Grid drilling at Kestane zone (Figure 24) to delineate the size of the porphyry Au-Cu mineralization in two phase
c)	First phase: 400 x 400 metres grid totalling 6,000 metres in 15 holes

d)	Second phase: infill 200 x 200 metres grid totalling 6,000 metres in 12 holes
•	Complete detailed geological mapping of the all Halilağa Licence area

•	Exploration drilling on “bulls-eye” magnetic highs overlapping with chargeability highs and +/-gold/copper geochem anomalies between Kestane-Bakýrlik

•	Drill testing of Kunk Hill lithocap to test both shallow high sulphidation gold and deeper porphyry copper — gold potential (southern extension of Kestane)

•	Detailed prospecting, geochemical sampling and IP geophysical surveying of Madenderesi target

•	Additional IP on the southern portion of the Halilağa permit block

•	Continue engineering studies

Activity	Cost CDN$
Drilling (Phase 1 6000 m)	$1,245,000

Baseline Studies	$150,000

Tenure	$100,000

Salaries	$330,000

Office and camp costs	$100,000

Community relations	$75,000

Total	$2,000,000
Table 16 Proposed Halilağa budget for 2009

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Figure 24 Location of proposed 2009 infill drill holes at Kestane totalling 6000 metres

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 23 References
Ceyhan, N., Boran, H., Özcan, M., and Kiziltepe, U., 2009 Halilağa Property Exploration 2008 Year-end report. Teck Cominco Arama ve Madencilik SAN. TIC. A.S.
Einaudi, M., 2007 Report on Visit to Halilağa District Çanakkale province, Western Anatolia, Turkey with Emphasis on Kestane Porphyry Cu-Au Prospect, December 2007.
G&T Ketallurgical Services Ltd. 2008 Mineralogy testing on samples from the Halilağa project, Teck Cominco Ltd. Report KM2157.
Grieve, PL., 2005 Comments on Mineralisation and Recommendations for Continued Exploration, Piren Tepe, Biga Peninsula Project, Turkey by P Grieve MAIG, Geology and Resource Solutions Limited, New Zealand, December 2005
Grieve, P.L., 2006 Brief comment on the geology and mineralization of the Halilağa prospect, Biga Peninsula, Western Turkey, June 2006
Grieve, P.L., 2007 NI43-101 Technical report on the Pirentepe and Halilağa properties, Çanakkale, Western Anatolia, Turkey, March 2007
Hedenquist, J., 2007 Observations on the Halilağa porphyry plus lithocap-hosted epithermal prospects near Etili, Biga peninsula, Republic of Turkey, June 2007
Kuscu, G., 2008 Petrographical Analysis and Interpretation of the samples 708975, 708977, 708983, 708984, 708985, 708989, 708991, 708997, 708998.
Özkan, A., 2007 Turkish Mining Law
Ross, K., 2007 Petrographic Study of the Halilağa Copper-Gold Porphyry Deposit, Turkey, April 2007
Teck Cominco Arama ve Madencilik SAN. TIC. A.S., 2008 Halilağa Property Exploration 2007 Year-end report. Teck Cominco Arama ve Madencilik SAN. TIC. A.S.
Teck Cominco Limited, 2007 Report on Copper Flotation Testing on Halilağa Drill Core Samples from Holes HD-01 and HD-04, Internal report by Teck Cominco Limited Engineering Department.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Item 24 Date and Signature Pages
This technical report in its original form is dated March 30th, 2009, as shown on the title and signature pages as attached. The dates of subsequent revisions, if any, will be recorded on the title page and in this section.
Item 25 Additional Requirements for Technical Reports on Development Properties and Production Properties
The properties subject to this report are not at a development or production stage.
Item 26 Illustrations
Illustrations, photographs, maps, and charts are included within the text in appropriate context and as appendices to the technical report. Unless otherwise stated, the Illustration, photograph, map, or chart was prepared by TCAM and included in this report with permission.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Peter Grieve M.Sc. M.A.I.G.
Geology and Resource Solutions Limited
PO Box 24, Alexandra, Otago, New Zealand 9340
Telephone: +64 3 447 3977
Email: peter.grieve@xtra.co.nz
CERTIFICATE of Author To:
Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Québec Securities Commission
Toronto Stock Exchange
NYSE Amex Exchange
United States Securities and Exchange Commission
I, Peter Grieve M.Sc. M.A.I.G., do hereby certify that:
1.	I am a Consultant Geologist and Director of:

Geology and Resource Solutions Limited

PO Box 24, Alexandra, Otago, New Zealand 9340

2.	I graduated with a Bachelor of Science degree from the University of Auckland in 1985. In addition, I have obtained a Master of Science degree in Geology from the University of Auckland in 1987.

3.	I am a member of the Australian Institute of Geoscientists.

4.	I have worked as a geologist for a total of 21 (twenty one) years since my graduation from university.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.	I am responsible for the preparation of all sections of the technical report titled NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for Fronteer Development Group Inc. Suite 1605 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 and dated 2009 (the “Technical Report”) relating to the HALILAĞA property. I visited the Halilağa property on numerous occasions during the period 2005 to August 2008.

7.	I have not had prior involvement with the property that is the subject of the Technical Report with the exception of compiling an NI 43-101 technical report (Grieve, 2007) prior to being engaged as Manager, New Projects (Turkey) for Fronteer Development Group Inc. for the period August 2007 to August 2008.

8.	I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.
Dated this 30th Day of March, 2009

Signature of Qualified Person

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Appendix 1 Glossary of Terms

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
ALTERATION ASSEMBLAGES
Argillic: Clay-rich assemblages dominated by low-temperature clays such as kaolinite, smectite, and interlayered illite-smectite. These are formed by low temperature (<230°C), acid to neutral, low salinity hydrothermal fluids.
Phyllic: Dominated by illite or sericite and quartz, together with pyrite and possibly anhydrite. May also contain minor chlorite, calcite, titanite and rutile. Formed in the presence of moderate to high temperature (approx. 230-400°C), acid to neutral fluids at a range of salinities, commonly in permeable zones and adjacent to veins.
Propylitic: Characterised by chlorite, with some of illite/sericite, epidote, quartz, albite, calcite, and anhydrite. Formed at moderate temperatures (mostly 200-300°C), in the presence of near-neutral pH fluids with a range of salinities, commonly in low permeability areas.
High-temperature propylitic: Contains secondary actinolite and/or garnet in addition to the above assemblage. Forms under similar conditions, but higher temperatures (>290°C) than propylitic assemblages.
Potassic: Major secondary minerals are biotite, orthoclase, quartz, and magnetite. Anhydrite is a common accessory, and minor albite and titanite or rutile can also develop. Potassic alteration is caused by near-intrusive, hot fluids (>300°C) with a strong magmatic character and high salinity.
Advanced argillic: Contains alunite, diaspore, and/or pyrophyllite, together with one or more of quartz, chalcedony, kaolinite, and dickite. These assemblages occur as tabular near-vertical zones formed from condensed acid magmatic vapours in the porphyry environment, and as near horizontal blankets at shallow epithermal levels, where acid-sulphate fluids form from oxidised steam condensates.
Skarn: May contain garnet, clinopyroxene, vesuvianite, scapolite, wollastonite, epidote, amphibole, magnetite and calcite as major components. Minor amounts of biotite, K-feldspar, quartz and chlorite may also be present. Minerals present are similar to those found in potassic, high temperature propylitic and propylitic assemblages of porphyry systems. Developed in the presence of calcium-rich, high salinity fluids over a wide temperature range with early anhydrous minerals forming in the range 300 - 700°C. Occurs near the contact between calcareous lithologies and intrusives.
MINERALISATION
High-sulphidation: Originally referred to opaque minerals which contain sulphur in a high oxidation state, but now used in a broader sense for deposits which contain them; for example “enargite-gold” (or quartz-alunite, or acid sulphate) systems, in which the mineralising hydrothermal fluids have a major magmatic component, and produce acid alteration, with base metal mineralisation at shallow levels.
Hypogene: Formed by processes occurring within the earth, especially mineralisation associated with ascending hot fluids.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Hypothermal: Mineralisation associated with high temperature hydrothermal fluids; originally defined as forming at 300-500°C, today it commonly applies to temperatures over about 500°C.
Low-sulphidation: Originally referred to opaque minerals containing sulphur in a low oxidation state, but now used in a broader sense for the deposits which contain them; for example “adularia-sericite” type systems in which meteoric-dominated fluids produce phyllic, propylitic, and argillic alteration zones.
Mesothermal: Mineralisation produced at deep levels in the crust, from high temperature hydrothermal fluids (250-400°+), at near lithostatic pressures. The fluids can be meteoric and/or magmatic and/or metamorphic in origin; where the latter is significant, this mineralisation is normally termed metamorphogenic.
Porphyry: Hypothermal deposits occurring as stockworks or disseminations intimately associated with porphyritic intrusives, with mineralisation associated with potassic alteration, although this is frequently overprinted.
Skarn: Mineralisation associated with moderate to high temperature, hydrothermally altered/metasomatised rocks near the contact between intrusive bodies and carbonate rocks.
Supergene: Formed by surficial processes, particularly oxidation, hydration, solution, and deposition.
GENERAL DESCRIPTIVE TERMS
Vein: Material which was chemically deposited by fluids within a rock fracture. Veins exhibit a range of textures and minerals, depending primarily on the temperature, depth, and composition of both the fluid and the host rock. Veins may contain a small amount (<10%) of entrained host rock and/or vein clasts.
Breccia: Coarse (usually >2 mm) fragmental rock, consisting of generally angular clasts of one or more lithologies. A complexly veined rock can have a brecciated appearance (if veins are multi-generational and/or branching), but it is important to differentiate between the two. Veins are generally linear or sinuous, whereas a breccia matrix is highly irregular.
TEXTURAL TERMS FOR VEINS AND BRECCIAS
Matrix: The interstitial material between clasts in a breccia, of which there are two main types. Some breccias may contain a proportion of both types:
Vug (druse): Open cavity within a rock, usually in a vein or breccia cement, which is lined by euhedral prismatic crystals that project into the cavity. Pseudomorph: A mineral or minerals occurring in the crystal form of another, usually due to alteration or replacement of the original mineral (e.g. limonite after pyrite, alunite + pyrophyllite after feldspar, quartz after calcite). Prismatic: Crystals which exhibit elongate euhedral shapes and have prismatic terminations are common in veins and cements, where they are considered to form by slow crystallisation. Prismatic crystals may be zoned by bands of different composition (e.g. amethyst bands in quartz) or with abundant fluid inclusions.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Colloform: A botryoidal type of texture commonly observed in vein chalcedony, where radiating aggregates of chalcedony have a grape-like outer surface. Banding within this material produces agate.
Comb: Masses of parallel long, thin crystals growing inwards from the vein margins produce a texture like that of a comb.
Saccharoidal: Granular aggregates of equant crystals having the appearance of sugar in hand specimen.
Crustiform: Banding texture produced by differences of mineralogy, texture, and/or colour away from the vein margins. Crustiform banding is commonly produced by alternating chalcedony and saccharoidal quartz layers.
Cockade: Concentric crustiform banding in the cement surrounding matrixsupported breccia clasts.
Imbrication: A fabric found within some breccias where there is a subparallel alignment of clasts, similar to that observed within some fluvial gravels.
Vein breccia: Rock consisting predominantly of vein fragments (<10% host rock clasts) in a chemically-deposited matrix. Clasts are generally subangular, and matrix-supported in a matrix of generally similar vein minerals (e.g. quartz, chalcedony), which may be banded and enclose open cavities.
Polymict vein breccia: Rock consisting of altered host rock ± vein clasts in a chemically deposited matrix, where the matrix, rock, and vein clasts each comprise at least 10% of the rock volume. Clasts are generally subangular, and enclosed by a matrix of vein minerals (e.g. quartz, chalcedony).
Polymict breccia: Rock consisting of various altered host rock ± lesser (<10%) vein clasts. These may occur in a chemically-deposited matrix, or in a clastic matrix. Clasts range from subangular to subrounded, and may be either clast or matrix-supported.
Monomict breccia: Similar to a polymict breccia, but containing only a single clast type. Jigsaw breccias and crackle breccias are special types of monomict breccia.
Brecciated rock: A rock which consists largely (>90%) of fragments of a single lithology. Clasts are commonly angular, and are usually surrounded by matrix material.
Brecciated vein: Similar to a brecciated rock, but consisting largely (>90%) of vein clasts.
Matrix breccia: A breccia which consists largely (>80%) of clastic matrix material. Crackle breccia: A type of brecciated rock that has been fractured, but with little or no matrix material. Clasts are still essentially in place. These have been called hydrofractured breccias, but “crackle breccia” is preferred. Jigsaw breccia: A type of brecciated rock that has been fractured, and has minor matrix material separating clasts. There has been minimal transport and rotation of the clasts, which can be visually fitted together by removal of the matrix.
GENETIC TERMS FOR BRECCIAS
Hydrothermal breccia: A general term for breccias that formed primarily as a result of hydrothermal activity, including phreatic and magmatic-phreatic breccias. These range from brecciated rocks to vein breccias and polymict breccias,

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
and include both erupted (Hydrothermal eruption breccias) and subsurface rocks. Diagnostic features include the presence of altered host rock clasts, hydrothermal vein clasts, and hydrothermal minerals within the matrix cement, though not all will exhibit all of these features. Plant fragments may occur in hydrothermal eruption breccias.
Phreatic breccia: A more specific term for breccias which form due to the expansion of steam and gas in a water-dominated hydrothermal fluid where there is no direct association of brecciation with magmatic activity. Magmatic-phreatic breccia: A specific term for breccias formed due to flashing of hydrothermal fluids following intrusion of magma, but which do not contain juvenile magmatic material.
Phreatomagmatic (diatreme) breccia: A breccia formed by the explosive interaction of magma and groundwater. Diatremes are near-vertical pipe-like bodies up to 1 km across. The breccias are generally polymict, with rounded, matrixsupported clasts. The matrix contains finely ground wallrock clasts and juvenile magmatic material, but lacks chemically deposited minerals (unless deposited later).
Tectonic breccia: Breccia formed by the mechanical disruption of rocks in response to tectonic stress. These generally occur in identifiable fault planes, which are commonly steeply dipping. They typically exhibit a planar fabric, imbrication, slickensides, and strain textures such as undulose extinction in quartz crystals.
Volcaniclastic breccia: Breccia formed at or near the surface due to fragmentation on release of magmatic volatiles to produce deposits which include vent breccias, crumble breccias, flow breccias, tuffs, lapilli tuffs, ignimbrites, and lahar deposits. Clasts are mostly unaltered volcanic material in a matrix of fine volcanic detritus.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Appendix 2 Drilling and sample protocols

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Surveying
Surveying of the property during the 2008 drill program was done in the UTM coordinate system (UTM Zone 35 in ED 50). All forestry drill roads and drill collar locations were surveyed electronically.
Down Hole Survey
Survey tests were taken for each diamond hole, generally at 50 metre intervals down-hole. All data is stored in an access database.
Digital Photographic Recording
All cores were photographed digitally prior to logging. All data is stored in the database for future reference.
Specific Gravity Measurement
Specific gravity measurements from drill cores were routinely carried out for both oxide and sulphide mineralization. Pieces (10-20 cm) of solid cores were used for SG measurements. Both mineralized and un-mineralized zones were measured. The solid core was cleaned and washed before being dried in an oven. Samples were dried at 105 degrees Celsius for 8-12 hours and then weighed in air (dry weight). They were then coated with paraffin, which was allowed to dry, and then the samples were re-weighed in water.

The SG values were identified by the formula: SG=	(Dry weight)

(Dry weight) – (Weight in water)
Pre-logging
•	inspection of core boxes, for missing boxes and footage errors

•	digital photography of all boxes

•	RQD and core loss
Logging
•	Engineering Comments on the competency of core are taken and recorded on the logs

•	Fracture analyses with quantitative measuring of all fractures is not being estimated at the moment, but fractures containing gouge material, veins and dominant fracture patterns are measured.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
•	The Anaconda method of geological logging was utilised
Sampling
•	Standardized sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.

•	Standards and blanks will both be entered every 20th sample. Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist, every 20 samples.

•	All holes are sampled from top to bottom of the hole, with most samples averaging one metre or less, unless in unmineralized core where samples are taken every 1.5m.

•	For each sample interval, all required parts (‘From-To’) of the standard sample card are filled in and half of the sample number tag is placed at the starting point of the sample interval in the core box.

•	The second half of the tag is put into the sample bag (labelled on both sides with the sample number) by the splitter when he is taking the sample.
Marking Core
•	The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core

•	The sample tag will be placed at the beginning of the sample.
Double-Check
•	It will be the geologists’ job to double-check on the samples once they are cut and verify that all of the samples collected are properly labelled, with the sample tags inside of the sample bags.
Analysis QA/QC
     At the Halilağa property, inserting of “blind” quality control samples takes place in the core shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
sampling, sample tags are pre-marked with locations for standards, duplicates and blanks before logging.
•	Duplicate samples are taken every 20 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are 1/4 spilt cores done on site before the sample leaves camp.

•	Blanks: non-mineralized limestone material was used as a blank, where material was collected from an outcrop in camp, broken with a hammer and inserted into the sample series every 20 samples.

•	Standards: Standards are used to test the accuracy of the assays, and to monitor the consistency of the laboratory. They are needed for documentation at the time of ore reserve calculations. Standards were bought from CDN Resource Laboratories Ltd. These standards were randomly inserted into the sample sequences every 20 samples.

•	Check Samples: 5% of all assayed sample pulps are being sent to a second laboratory for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.

•	Analyzing Data: Results of the standards and the blanks are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable.

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
Appendix 3 Drill Hole Assay results (0.2% Cu cut-off)

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-01	23.85	24.2	0.35	13629	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.435	9190	0.09	0.91	0.08	0.99
HD-01	24.2	25	0.8	13630	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.55	15900	0.11	1.33	0.02	1.56
HD-01	25	26	1	13632	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.684	20100	0.15	1.75	0.05	1.97
HD-01	26	27	1	13633	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.684	15000	0.11	1.4	0.04	1.54
HD-01	27	28	1	13634	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.627	15200	0.1	1.36	0.06	1.46
HD-01	28	29	1	13636	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.731	17200	0.11	1.58	0.06	1.69
HD-01	29	30	1	13637	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.544	13800	0.12	1.22	0.04	1.4
HD-01	30	31	1	13638	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.065	21500	0.16	1.89	0.1	2.18
HD-01	31	32	1	13639	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.455	16700	0.14	1.44	0.08	1.65
HD-01	32	32.7	0.7	13640	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.843	15100	0.1	1.23	0.09	1.46
HD-01	32.7	33.7	1	13641	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.677	23300	0.2	2.05	0.09	2.36
HD-01	33.7	34.7	1	13642	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.29	37600	0.29	3.21	0.16	3.64
HD-01	34.7	35.7	1	13643	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.986	21100	0.17	1.88	0.1	2.09
HD-01	35.7	36.7	1	13644	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.684	20900	0.17	1.84	0.09	2.14
HD-01	36.7	37.7	1	13646	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.762	20800	0.24	1.72	0.09	2.05
HD-01	37.7	38.7	1	13647	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.96	30500	0.28	2.5	0.18	2.98
HD-01	38.7	39.7	1	13648	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.22	29100	0.19	2.4	0.29	2.86
HD-01	39.7	40.7	1	13649	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.24	31400	0.22	2.54	0.29	3.08
HD-01	40.7	41.7	1	13651	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.15	36900	0.32	2.9	0.42	3.64
HD-01	41.7	42.7	1	13652	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.966	28800	0.29	2.18	0.32	2.8
HD-01	42.7	43.7	1	13653	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.165	28000	0.26	2.27	0.22	2.75
HD-01	43.7	44.7	1	13654	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.43	26600	0.19	2.15	0.29	2.64
HD-01	44.7	45.7	1	13656	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.881	16500	0.21	1.24	0.16	1.62
HD-01	45.7	46.7	1	13657	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.498	15600	0.21	1.31	0.08	1.54
HD-01	46.7	47.7	1	13658	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.44	21200	0.18	1.54	0.37	2.1
HD-01	47.7	48.7	1	13659	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.882	12900	0.1	0.77	0.34	1.25
HD-01	48.7	49.6	0.9	13660	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.869	11600	0.09	0.59	0.36	1.14
HD-01	49.6	51.1	1.5	13661	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.678	7550	0.07	0.48	0.21	0.8
HD-01	51.1	52	0.9	13662	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.566	7970	0.12	0.45	0.22	0.81
HD-01	52	53	1	13663	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.55	5370	0.06	0.23	0.23	0.56

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-01	53	54	1	13664	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.857	8430	0.08	0.3	0.46	0.88
HD-01	54	55	1	13666	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.712	5860	0.05	0.1	0.45	0.62
HD-01	55	56	1	13667	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.415	12200	0.07	0.18	0.89	1.17
HD-01	56	57	1	13668	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.395	12700	0.08	0.16	0.94	1.24
HD-01	57	58	1	13669	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.135	9010	0.04	0.07	0.73	0.9
HD-01	58	59	1	13671	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.867	8460	0.05	0.11	0.63	0.86
HD-01	59	60	1	13672	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.1	8920	0.03	0.09	0.75	0.93
HD-01	60	61	1	13673	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.24	9760	0.05	0.1	0.92	1.15
HD-01	61	62	1	13674	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.355	12000	0.07	0.13	0.93	1.19
HD-01	62	62.7	0.7	13676	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.14	8360	0.05	0.09	0.69	0.87
HD-01	62.7	63.5	0.8	13677	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.45	9680	0.07	0.12	0.84	1.09
HD-01	63.5	64.5	1	13678	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.905	13400	0.09	0.2	1.03	1.36
HD-01	64.5	65.5	1	13679	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.44	13000	0.11	0.19	0.95	1.3
HD-01	65.5	66.4	0.9	13680	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.245	9290	0.06	0.1	0.76	0.95
HD-01	66.4	67.5	1.1	13681	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.17	7610	0.04	0.08	0.61	0.79
HD-01	67.5	68.5	1	13682	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.125	9250	0.04	0.09	0.76	0.97
HD-01	68.5	69.5	1	13683	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.2	9950	0.04	0.08	0.86	1.04
HD-01	69.5	70.5	1	13684	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.13	8190	0.04	0.07	0.7	0.89
HD-01	70.5	71.5	1	13686	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.095	9850	0.04	0.08	0.88	1.06
HD-01	71.5	72.5	1	13687	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.475	11800	0.07	0.19	0.87	1.18
HD-01	72.5	73.5	1	13688	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	6.56	8250	0.05	0.07	0.7	0.89
HD-01	73.5	74.5	1	13689	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.145	9220	0.03	0.07	0.8	0.95
HD-01	74.5	75.5	1	13691	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.075	10900	0.03	0.1	0.9	1.07
HD-01	75.5	76.5	1	13692	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.72	11400	0.04	0.09	0.97	1.15
HD-01	76.5	77.5	1	13693	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.21	9640	0.05	0.12	0.82	1.04
HD-01	77.5	78.5	1	13694	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.68	12700	0.06	0.18	0.99	1.29
HD-01	78.5	79.4	0.9	13696	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.685	9940	0.06	0.18	0.93	1.26
HD-01	79.4	80.2	0.8	13697	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.525	11400	0.06	0.15	0.84	1.1
HD-01	80.2	81.1	0.9	13698	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.08	9000	0.06	0.13	0.71	0.95
HD-01	81.1	82.1	1	13699	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.095	8540	0.05	0.08	0.7	0.9

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-01	82.1	83.1	1	13700	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.06	8680	0.05	0.1	0.68	0.9
HD-01	83.1	84.1	1	13701	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.22	9530	0.05	0.12	0.79	1.01
HD-01	84.1	85.1	1	13702	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.864	8090	0.05	0.11	0.64	0.83
HD-01	85.1	86.1	1	13703	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.385	12300	0.06	0.22	0.93	1.28
HD-01	86.1	87.1	1	13704	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.99	14700	0.07	0.32	1.03	1.45
HD-01	87.1	88.1	1	13706	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.125	9940	0.03	0.19	0.78	1.06
HD-01	88.1	89.2	1.1	13707	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.15	13300	0.03	0.25	1.01	1.34
HD-01	89.2	90.3	1.1	13708	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.866	9300	0.1	0.17	0.66	0.99
HD-01	90.3	91.4	1.1	13709	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.767	8930	0.05	0.2	0.66	0.92
HD-01	91.4	92.4	1	13711	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.654	6850	0.04	0.13	0.51	0.74
HD-01	92.4	93.4	1	13712	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.847	11100	0.07	0.33	0.7	1.12
HD-01	93.4	94.4	1	13713	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.858	8870	0.06	0.25	0.6	0.95
HD-01	94.4	95.4	1	13714	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.972	7790	0.05	0.11	0.65	0.82
HD-01	95.4	96.3	0.9	13716	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.884	7350	0.05	0.13	0.55	0.77
HD-01	96.3	97.2	0.9	13717	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.09	8660	0.05	0.15	0.65	0.9
HD-01	97.2	98.2	1	13718	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	1.205	11200	0.11	0.17	0.74	1.14
HD-01	98.2	99.3	1.1	13719	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.367	4220	0.04	0.08	0.3	0.44
HD-01	99.3	100.4	1.1	13721	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.321	3180	0.01	0.02	0.29	0.31
HD-01	100.4	101.4	1	13722	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.545	5220	0.02	0.03	0.45	0.53
HD-01	101.4	102.4	1	13723	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.558	6340	0.03	0.05	0.55	0.62
HD-01	102.4	103.4	1	13724	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.419	5280	0.01	0.03	0.45	0.5
HD-01	103.4	104.4	1	13726	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.306	2970	0.01	0.02	0.25	0.28
HD-01	104.4	105.4	1	13727	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.561	4110	0.01	0.03	0.34	0.37
HD-01	105.4	106.3	0.9	13728	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.227	2190	0.01	0.02	0.23	0.23
HD-01	106.3	107.3	1	13729	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.435	5330	0.02	0.03	0.47	0.52
HD-01	107.3	108.3	1	13730	IZ06121990;IZ06125160;IZ07014653	Halilaga	Core	0.238	3350	0.01	0.02	0.29	0.32
HD-01	108.3	109.35	1.05	13731	IZ06129260	Halilaga	Core	0.37	5200	0.01	0.04	0.47	0.52
HD-01	109.35	110.4	1.05	13732	IZ06129260	Halilaga	Core	0.351	4190	0.01	0.03	0.34	0.42
HD-01	110.4	111.5	1.1	13733	IZ06129260	Halilaga	Core	0.274	2890	0.01	0.04	0.23	0.28
HD-01	111.5	112.6	1.1	13734	IZ06129260	Halilaga	Core	0.468	4640	0.02	0.04	0.39	0.46

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-01	112.6	113.6	1	13736	IZ06129260	Halilaga	Core	0.231	2410	0.01	0.06	0.15	0.24
HD-01	113.6	114.6	1	13737	IZ06129260	Halilaga	Core	0.342	2980	0.01	0.04	0.23	0.3
HD-01	114.6	115.6	1	13738	IZ06129260	Halilaga	Core	0.316	3010	0.01	0.03	0.24	0.29
HD-01	115.6	116.7	1.1	13739	IZ06129260	Halilaga	Core	0.387	3660	0.01	0.04	0.3	0.36
HD-01	117.7	118.8	1.1	13742	IZ06129260	Halilaga	Core	0.215	2380	0.01	0.02	0.19	0.23
HD-01	118.8	119.9	1.1	13743	IZ06129260	Halilaga	Core	0.199	2120	0.01	0.02	0.19	0.21
HD-01	119.9	121	1.1	13744	IZ06129260	Halilaga	Core	0.25	2480	0.01	0.03	0.21	0.24
HD-01	121	122.2	1.2	13746	IZ06129260	Halilaga	Core	0.266	2590	0.01	0.02	0.21	0.25
HD-01	123.2	124	0.8	13748	IZ06129260	Halilaga	Core	0.25	2740	0.01	0.03	0.21	0.26
HD-01	124	125	1	13749	IZ06129260	Halilaga	Core	0.303	2830	0.01	0.02	0.23	0.27
HD-01	125	126	1	13750	IZ06129260	Halilaga	Core	0.334	3470	0.01	0.03	0.28	0.33
HD-01	126	127	1	13801	IZ06129260	Halilaga	Core	0.274	2280	0.01	0.02	0.18	0.22
HD-01	127.9	129	1.1	13803	IZ06129260	Halilaga	Core	0.496	5240	0.02	0.05	0.45	0.54
HD-01	129	130	1	13804	IZ06129260	Halilaga	Core	0.465	4420	0.02	0.04	0.37	0.45
HD-01	130	131	1	13806	IZ06129260	Halilaga	Core	0.386	3720	0.02	0.04	0.3	0.36
HD-01	131	132	1	13807	IZ06129260	Halilaga	Core	0.356	3600	0.02	0.03	0.31	0.37
HD-01	132	133	1	13808	IZ06129260	Halilaga	Core	0.279	2670	0.01	0.03	0.22	0.27
HD-01	133	134	1	13809	IZ06129260	Halilaga	Core	0.617	5450	0.03	0.06	0.47	0.56
HD-01	134	135	1	13811	IZ06129260	Halilaga	Core	0.285	2800	0.01	0.03	0.22	0.27
HD-01	135	136	1	13812	IZ06129260	Halilaga	Core	0.345	3020	0.01	0.03	0.25	0.3
HD-01	136	137	1	13813	IZ06129260	Halilaga	Core	0.212	2120	0.01	0.02	0.18	0.22
HD-01	137	138	1	13814	IZ06129260	Halilaga	Core	0.218	2270	0.01	0.02	0.18	0.23
HD-01	138	139	1	13816	IZ06129260	Halilaga	Core	0.249	2300	0.01	0.02	0.19	0.24
HD-01	139	140	1	13817	IZ06129260	Halilaga	Core	0.427	4240	0.02	0.05	0.34	0.46
HD-01	140	141	1	13818	IZ06129260	Halilaga	Core	0.256	2210	0.01	0.03	0.19	0.22
HD-01	141	142	1	13819	IZ06129260	Halilaga	Core	0.674	6960	0.03	0.06	0.56	0.74
HD-01	142	143	1	13820	IZ06129260	Halilaga	Core	0.599	5810	0.06	0.1	0.41	0.61
HD-01	143	144	1	13821	IZ06129260	Halilaga	Core	0.479	4170	0.03	0.04	0.34	0.43
HD-01	144	145	1	13822	IZ06129260	Halilaga	Core	0.499	4990	0.02	0.05	0.42	0.54
HD-01	145	146	1	13823	IZ06129260	Halilaga	Core	0.435	4600	0.02	0.04	0.4	0.51

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-01	146	147	1	13824	IZ06129260	Halilaga	Core	0.406	4760	0.02	0.04	0.41	0.51
HD-01	147	148	1	13826	IZ06129260	Halilaga	Core	0.327	3670	0.01	0.03	0.3	0.37
HD-01	148	149	1	13827	IZ06129260	Halilaga	Core	0.277	2420	0.01	0.03	0.19	0.26
HD-01	149	150	1	13828	IZ06129260	Halilaga	Core	0.337	3430	0.01	0.03	0.28	0.35
HD-01	150	151	1	13829	IZ06129260	Halilaga	Core	0.317	3180	0.01	0.02	0.27	0.32
HD-01	151	152	1	13831	IZ06129260	Halilaga	Core	0.238	2340	0.01	0.02	0.18	0.23
HD-01	152	153.1	1.1	13832	IZ06129260	Halilaga	Core	0.243	2260	0.01	0.02	0.2	0.23
HD-01	153.1	154.2	1.1	13833	IZ06129260	Halilaga	Core	0.334	4000	0.02	0.04	0.34	0.42
HD-01	154.2	155.2	1	13834	IZ06129260	Halilaga	Core	0.208	2050	0.01	0.02	0.18	0.21
HD-01	155.2	156.2	1	13836	IZ06129260	Halilaga	Core	0.29	2430	0.01	0.03	0.2	0.25
HD-01	156.2	157.2	1	13837	IZ06129260	Halilaga	Core	0.245	2600	0.01	0.03	0.21	0.27
HD-01	157.2	158.2	1	13838	IZ06129260	Halilaga	Core	0.397	3280	0.02	0.04	0.25	0.34
HD-01	158.2	159.2	1	13839	IZ06129260	Halilaga	Core	0.27	2520	0.01	0.03	0.19	0.26
HD-01	159.2	160.2	1	13840	IZ06129260	Halilaga	Core	0.269	2610	0.01	0.03	0.2	0.26
HD-01	163.2	164.2	1	13844	IZ06129260	Halilaga	Core	0.169	2070	0.01	0.03	0.15	0.21
HD-01	165.2	166.2	1	13847	IZ06129260	Halilaga	Core	0.244	2970	0.01	0.04	0.24	0.32
HD-01	166.2	167	0.8	13848	IZ06129260	Halilaga	Core	0.414	4230	0.02	0.05	0.33	0.41
HD-01	167	168	1	13849	IZ06129260	Halilaga	Core	0.33	3310	0.01	0.04	0.26	0.33
HD-01	168	169	1	13851	IZ06129260	Halilaga	Core	0.347	3620	0.02	0.03	0.29	0.34
HD-01	169	170	1	13852	IZ06129260	Halilaga	Core	0.152	2050	0.01	0.04	0.16	0.21
HD-01	175	176	1	13859	IZ06129260	Halilaga	Core	0.194	2140	0.01	0.03	0.17	0.22
HD-01	176	177	1	13861	IZ06129260	Halilaga	Core	0.24	2320	0.01	0.03	0.18	0.23
HD-01	179	180.1	1.1	13864	IZ06129260	Halilaga	Core	0.234	2030	0.01	0.01	0.18	0.2
HD-01	180.1	182.2	2.1	13866	IZ06129260	Halilaga	Core	0.216	2270	0.01	0.02	0.19	0.21
HD-01	182.2	182.3	0.1	13867	IZ06129260	Halilaga	Core	0.23	2910	0.01	0.02	0.26	0.28
HD-01	182.3	183.4	1.1	13868	IZ06129260	Halilaga	Core	0.324	3650	0.01	0.02	0.33	0.35
HD-01	186.4	187.4	1	13872	IZ06129260	Halilaga	Core	0.243	3820	0.01	0.03	0.33	0.39
HD-01	187.4	188.4	1	13873	IZ06129260	Halilaga	Core	0.196	2290	0.01	0.02	0.18	0.22
HD-01	191.4	192.4	1	13878	IZ06129260	Halilaga	Core	0.173	2170	0	0.01	0.17	0.19
HD-01	192.4	193.4	1	13879	IZ06129260	Halilaga	Core	0.137	2040	0	0.01	0.17	0.19

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-01	193.4	194.4	1	13881	IZ06129260	Halilaga	Core	0.192	3250	0.01	0.02	0.32	0.33
HD-01	194.4	195.3	0.9	13882	IZ06129260	Halilaga	Core	0.137	2410	0.01	0.02	0.23	0.24
HD-01	199.5	200.6	1.1	13888	IZ06129260	Halilaga	Core	0.153	2090	0.01	0.02	0.2	0.2
HD-01	200.6	201.7	1.1	13889	IZ06129260	Halilaga	Core	0.144	2130	0.01	0.01	0.17	0.19
HD-01	202.7	203.7	1	13891	IZ06129260	Halilaga	Core	0.193	3800	0.01	0.03	0.31	0.37
HD-01	208.5	209.5	1	13898	IZ06129260	Halilaga	Core	0.204	2890	0.01	0.02	0.21	0.28
HD-01	210.5	211.5	1	13901	IZ06129260	Halilaga	Core	0.14	2250	0	0.01	0.19	0.21
HD-01	212.5	213.5	1	13903	IZ06129260	Halilaga	Core	0.139	2130	0	0.01	0.18	0.2
HD-01	213.5	214.3	0.8	13904	IZ06129260	Halilaga	Core	0.235	3150	0.01	0.02	0.24	0.29
HD-01	214.3	215.1	0.8	13906	IZ06129260	Halilaga	Core	0.339	4670	0.02	0.03	0.42	0.47
HD-01	215.1	216	0.9	13907	IZ06129260	Halilaga	Core	0.276	4420	0.01	0.03	0.38	0.45
HD-01	219	220	1	13911	IZ06129260	Halilaga	Core	0.248	3190	0.01	0.02	0.26	0.31
HD-01	220	221	1	13912	IZ06129260	Halilaga	Core	0.184	2830	0.01	0.03	0.21	0.28
HD-01	222	223	1	13914	IZ06129260	Halilaga	Core	0.132	2350	0.01	0.03	0.18	0.23
HD-01	224	225	1	13917	IZ06129260	Halilaga	Core	0.168	2250	0.01	0.02	0.18	0.22
HD-01	226	227	1	13919	IZ06129260	Halilaga	Core	0.168	2810	0.01	0.02	0.24	0.27
HD-01	228	229	1	13922	IZ06129260	Halilaga	Core	0.169	2680	0.01	0.02	0.23	0.26
HD-01	229	230	1	13923	IZ06129260	Halilaga	Core	0.11	2220	0.01	0.02	0.19	0.21
HD-01	235	236	1	13930	IZ06129260	Halilaga	Core	0.184	3070	0.01	0.02	0.25	0.29
HD-01	236	237	1	13931	IZ06129260	Halilaga	Core	0.172	2810	0.01	0.02	0.24	0.26
HD-01	238	239.1	1.1	13933	IZ06129260	Halilaga	Core	0.106	2220	0.01	0.02	0.19	0.21
HD-01	239.1	240	0.9	13934	IZ06129260	Halilaga	Core	0.169	3150	0.01	0.03	0.27	0.31
HD-01	243	244.1	1.1	13939	IZ06129260	Halilaga	Core	0.165	3140	0.01	0.03	0.28	0.32
HD-01	248.5	249.3	0.8	13945	IZ06129260	Halilaga	Core	0.234	3320	0	0	0	0.01
HD-01	253.2	254.2	1	13951	IZ06129260	Halilaga	Core	0.185	2650	0.01	0.03	0.25	0.27
HD-01	254.2	255.2	1	13952	IZ06129260	Halilaga	Core	0.182	3340	0.01	0.03	0.3	0.34
HD-01	258.2	259.2	1	13957	IZ06129260	Halilaga	Core	0.163	2200	0	0.03	0.18	0.22
HD-01	259.2	260.2	1	13958	IZ06129260	Halilaga	Core	0.213	2840	0.01	0.03	0.22	0.27
HD-01	260.2	261.2	1	13959	IZ06129260	Halilaga	Core	0.158	2190	0.01	0.03	0.2	0.23
HD-01	261.2	262.2	1	13961	IZ06129260	Halilaga	Core	0.182	2390	0.01	0.03	0.21	0.24

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-01	262.2	263.2	1	13962	IZ06129260	Halilaga	Core	0.208	3490	0.01	0.04	0.32	0.35
HD-01	263.2	264.1	0.9	13963	IZ06129260	Halilaga	Core	0.279	5590	0.02	0.11	0.43	0.58
HD-01	264.1	265.3	1.2	13964	IZ06129260	Halilaga	Core	0.186	2640	0.01	0.08	0.2	0.27
HD-01	265.3	266.6	1.3	13966	IZ06129260	Halilaga	Core	0.323	3700	0.01	0.03	0.32	0.38
HD-01	266.6	267.6	1	13967	IZ06129260	Halilaga	Core	0.366	4820	0.01	0.04	0.41	0.49
HD-01	267.6	268.6	1	13968	IZ06129260	Halilaga	Core	0.237	4790	0.01	0.04	0.41	0.47
HD-01	268.6	269.6	1	13969	IZ06129260	Halilaga	Core	0.191	3830	0.01	0.04	0.33	0.39
HD-01	269.6	270.6	1	13970	IZ06129260	Halilaga	Core	0.49	7010	0.02	0.06	0.65	0.73
HD-01	270.6	271.6	1	13971	IZ06129260	Halilaga	Core	0.269	3730	0.01	0.03	0.32	0.38
HD-01	271.6	272.6	1	13972	IZ06129260	Halilaga	Core	0.308	4860	0.01	0.03	0.47	0.5
HD-01	272.6	273.6	1	13973	IZ06129260	Halilaga	Core	0.362	6460	0.02	0.04	0.6	0.72
HD-01	273.6	274.6	1	13974	IZ06129260	Halilaga	Core	0.414	6860	0.01	0.04	0.6	0.7
HD-01	274.6	275.6	1	13976	IZ06129260	Halilaga	Core	0.234	4490	0.01	0.03	0.4	0.44
HD-01	275.6	276.6	1	13977	IZ06129260	Halilaga	Core	0.258	4400	0.01	0.02	0.41	0.46
HD-01	276.6	277.6	1	13978	IZ06129260	Halilaga	Core	0.159	2930	0.01	0.02	0.27	0.29
HD-01	277.6	278.5	0.9	13979	IZ06129260	Halilaga	Core	0.315	5490	0.01	0.03	0.53	0.6
HD-01	278.5	279.4	0.9	13981	IZ06129260	Halilaga	Core	0.211	3530	0.01	0.02	0.33	0.36
HD-01	279.4	280.3	0.9	13982	IZ06129260	Halilaga	Core	0.23	3720	0.01	0.03	0.33	0.37
HD-01	280.3	281.2	0.9	13983	IZ06129260	Halilaga	Core	0.289	4260	0.01	0.03	0.39	0.45
HD-01	281.2	282.1	0.9	13984	IZ06129260	Halilaga	Core	0.351	4740	0.01	0.03	0.41	0.49
HD-01	282.1	283	0.9	13986	IZ06129260	Halilaga	Core	0.213	2920	0.01	0.02	0.26	0.3
HD-01	283	284	1	13987	IZ06129260	Halilaga	Core	0.265	3750	0.01	0.04	0.32	0.38
HD-01	284	285	1	13988	IZ06129260	Halilaga	Core	0.283	4070	0.01	0.03	0.38	0.41
HD-01	285	286	1	13989	IZ06129260	Halilaga	Core	0.307	3920	0.01	0.03	0.33	0.4
HD-02	15	16	1	666019	IZ06133450	Halilaga	Core	0.791	21200	0.17	1.82	0.04	2.05
HD-02	16	17	1	666021	IZ06133450	Halilaga	Core	0.619	19400	0.16	1.62	0.07	1.9
HD-02	17	18	1	666022	IZ06133450	Halilaga	Core	0.408	13600	0.13	1.13	0.03	1.32
HD-02	18	19	1	666023	IZ06133450	Halilaga	Core	0.308	14100	0.15	1.14	0.04	1.35
HD-02	19	20	1	666024	IZ06133450	Halilaga	Core	0.426	11300	0.16	0.88	0.05	1.14
HD-02	20	21	1	666026	IZ06133450	Halilaga	Core	0.345	7760	0.09	0.62	0.05	0.8

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-02	21	22	1	666027	IZ06133450	Halilaga	Core	0.371	7750	0.1	0.58	0.08	0.79
HD-02	22	23	1	666028	IZ06133450	Halilaga	Core	0.566	9390	0.11	0.71	0.13	0.99
HD-02	23	24	1	666029	IZ06133450	Halilaga	Core	0.561	11400	0.12	0.83	0.14	1.14
HD-02	24	25	1	666030	IZ06133450	Halilaga	Core	0.378	7950	0.09	0.61	0.08	0.81
HD-02	25	26	1	666031	IZ06133450	Halilaga	Core	1.165	9420	0.09	0.49	0.34	0.97
HD-02	26	27	1	666032	IZ06133450	Halilaga	Core	1.79	13600	0.1	0.46	0.75	1.34
HD-02	27	28	1	666033	IZ06133450	Halilaga	Core	1.095	8510	0.07	0.21	0.57	0.91
HD-02	28	29	1	666034	IZ06133450	Halilaga	Core	0.888	7160	0.06	0.17	0.47	0.72
HD-02	29	30	1	666036	IZ06133450	Halilaga	Core	0.517	3160	0.02	0.03	0.25	0.33
HD-02	30	31	1	666037	IZ06133450	Halilaga	Core	0.607	3540	0.02	0.05	0.27	0.37
HD-02	31	32	1	666038	IZ06133450	Halilaga	Core	1.49	7640	0.03	0.07	0.65	0.8
HD-02	32	33	1	666039	IZ06133450	Halilaga	Core	0.702	4220	0.02	0.03	0.37	0.43
HD-02	33	34	1	666041	IZ06133450	Halilaga	Core	0.639	4750	0.02	0.04	0.41	0.48
HD-02	34	35	1	666042	IZ06133450	Halilaga	Core	0.571	4790	0.03	0.05	0.41	0.51
HD-02	35	36	1	666043	IZ06133450	Halilaga	Core	0.541	4250	0.03	0.06	0.33	0.44
HD-02	36	37	1	666044	IZ06133450	Halilaga	Core	0.52	4920	0.05	0.12	0.32	0.53
HD-02	37	38	1	666046	IZ06133450	Halilaga	Core	0.249	3240	0.04	0.11	0.17	0.34
HD-02	38	39	1	666047	IZ06133450	Halilaga	Core	0.582	3670	0.02	0.07	0.26	0.36
HD-02	39	40	1	666048	IZ06133450	Halilaga	Core	0.373	3320	0.03	0.09	0.2	0.32
HD-02	41	42	1	666050	IZ06133450	Halilaga	Core	0.448	3830	0.03	0.11	0.24	0.39
HD-02	42	43	1	666051	IZ06133450	Halilaga	Core	0.303	2570	0.02	0.05	0.17	0.25
HD-02	43	44	1	666052	IZ06133450	Halilaga	Core	0.454	2840	0.02	0.06	0.18	0.28
HD-02	44	45	1	666053	IZ06133450	Halilaga	Core	0.388	3380	0.04	0.07	0.22	0.34
HD-02	45	46	1	666054	IZ06133450	Halilaga	Core	0.508	4280	0.05	0.18	0.2	0.45
HD-02	46	47	1	666056	IZ06133450	Halilaga	Core	0.566	5560	0.07	0.23	0.26	0.58
HD-02	47	48	1	666057	IZ06133450	Halilaga	Core	0.225	4950	0.06	0.25	0.18	0.52
HD-02	48	49	1	666058	IZ06133450	Halilaga	Core	0.186	3220	0.04	0.18	0.09	0.32
HD-02	49	50	1	666059	IZ06133450	Halilaga	Core	0.504	4600	0.05	0.24	0.19	0.49
HD-02	50	51	1	666061	IZ06133450	Halilaga	Core	0.272	3180	0.04	0.19	0.09	0.33
HD-02	51	52	1	666062	IZ06133450	Halilaga	Core	0.202	3520	0.06	0.18	0.12	0.36

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-02	52	53	1	666063	IZ06133450	Halilaga	Core	0.218	7170	0.06	0.51	0.16	0.75
HD-02	53	54	1	666064	IZ06133450	Halilaga	Core	0.274	7390	0.06	0.54	0.18	0.81
HD-02	54	55	1	666066	IZ06133450	Halilaga	Core	0.235	4980	0.07	0.38	0.06	0.54
HD-02	55	56	1	666067	IZ06133450	Halilaga	Core	0.324	3450	0.04	0.18	0.12	0.36
HD-02	56	57	1	666068	IZ06133450	Halilaga	Core	0.554	5360	0.05	0.25	0.26	0.59
HD-02	57	58	1	666069	IZ06133450	Halilaga	Core	0.483	4730	0.03	0.28	0.18	0.51
HD-02	58	59	1	666070	IZ06133450	Halilaga	Core	0.226	2910	0.02	0.14	0.12	0.3
HD-02	69.1	70.1	1	666084	IZ06133450	Halilaga	Core	1.535	8950	0.03	0.06	0.77	0.94
HD-02	70.1	71	0.9	666086	IZ06133450	Halilaga	Core	0.785	6970	0.03	0.04	0.64	0.75
HD-02	71	72	1	666087	IZ06133450	Halilaga	Core	1.52	9250	0.02	0.05	0.88	0.96
HD-02	72	73.4	1.4	666088	IZ06133450	Halilaga	Core	0.676	5030	0.01	0.03	0.44	0.52
HD-02	73.4	74.7	1.3	666089	IZ06133450	Halilaga	Core	0.443	4740	0.01	0.03	0.42	0.48
HD-02	77.7	78.6	0.9	666093	IZ06133450	Halilaga	Core	0.227	2310	0.01	0.02	0.2	0.23
HD-02	78.6	79.6	1	666094	IZ06133450	Halilaga	Core	0.279	2080	0.01	0.02	0.18	0.21
HD-02	80.5	81.3	0.8	666097	IZ06133450	Halilaga	Core	0.318	3150	0	0.01	0.29	0.31
HD-02	81.3	82.3	1	666098	IZ06133450	Halilaga	Core	1.25	11000	0.05	0.13	0.82	1.07
HD-02	82.3	83.3	1	666099	IZ06133450	Halilaga	Core	1.49	16500	0.08	0.22	1.25	1.56
HD-02	83.3	84.3	1	666101	IZ06133450	Halilaga	Core	2.09	16800	0.07	0.3	1.1	1.56
HD-02	84.3	84.9	0.6	666102	IZ06133450	Halilaga	Core	2.25	17100	0.08	0.23	1.32	1.68
HD-02	84.9	86.1	1.2	666103	IZ06133450	Halilaga	Core	1.53	16300	0.11	0.21	1.13	1.54
HD-02	86.1	87.3	1.2	666104	IZ06133450	Halilaga	Core	1.13	11600	0.05	0.09	0.97	1.14
HD-02	87.3	88.4	1.1	666106	IZ06133450;IZ06133450R	Halilaga	Core	1.465	11800	0.08	0.12	0.92	1.15
HD-02	88.4	89.4	1	666107	IZ06133450;IZ06133450R	Halilaga	Core	1.225	8830	0.03	0.06	0.78	0.92
HD-02	89.4	90.4	1	666108	IZ06133450;IZ06133450R	Halilaga	Core	0.798	7330	0.03	0.05	0.67	0.75
HD-02	90.4	91.4	1	666109	IZ06133450;IZ06133450R	Halilaga	Core	0.613	5090	0.02	0.03	0.47	0.54
HD-02	91.4	92.4	1	666110	IZ06133450;IZ06133450R	Halilaga	Core	0.284	2210	0.01	0.02	0.2	0.22
HD-02	92.4	93.4	1	666111	IZ06133450;IZ06133450R	Halilaga	Core	0.448	3810	0.01	0.03	0.31	0.36
HD-02	93.4	94.4	1	666112	IZ06133450;IZ06133450R	Halilaga	Core	0.435	3760	0.01	0.02	0.32	0.38
HD-02	94.4	95.4	1	666113	IZ06133450;IZ06133450R	Halilaga	Core	0.54	4170	0.01	0.03	0.36	0.41
HD-02	95.4	96.4	1	666114	IZ06133450;IZ06133450R	Halilaga	Core	0.489	3440	0.01	0.02	0.3	0.34

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-02	96.4	97.4	1	666116	IZ06133450;IZ06133450R	Halilaga	Core	0.552	4360	0.01	0.03	0.37	0.42
HD-02	97.9	98.6	0.7	666118	IZ06133450;IZ06133450R	Halilaga	Core	0.319	2270	0.01	0.02	0.2	0.23
HD-02	98.6	99.6	1	666119	IZ06133450;IZ06133450R	Halilaga	Core	0.372	3070	0.01	0.03	0.26	0.3
HD-02	99.6	100.6	1	666121	IZ06133450;IZ06133450R	Halilaga	Core	0.298	2360	0	0.02	0.21	0.24
HD-02	100.6	101.6	1	666122	IZ06133450;IZ06133450R	Halilaga	Core	0.266	2400	0	0.01	0.21	0.24
HD-02	101.6	102.6	1	666123	IZ06133450;IZ06133450R	Halilaga	Core	0.628	5640	0.01	0.05	0.48	0.56
HD-02	102.6	103.6	1	666124	IZ06133450;IZ06133450R	Halilaga	Core	0.328	2850	0.01	0.02	0.24	0.28
HD-02	103.6	104.6	1	666126	IZ06133450;IZ06133450R	Halilaga	Core	0.394	3020	0.01	0.02	0.26	0.3
HD-02	104.6	105.6	1	666127	IZ06133450;IZ06133450R	Halilaga	Core	0.77	4840	0.02	0.04	0.44	0.49
HD-02	105.6	106.6	1	666128	IZ06133450;IZ06133450R	Halilaga	Core	0.306	2230	0.01	0.03	0.18	0.23
HD-02	106.6	107.6	1	666129	IZ06133450;IZ06133450R	Halilaga	Core	0.462	3490	0.01	0.02	0.31	0.34
HD-02	107.6	108.6	1	666130	IZ06133450;IZ06133450R	Halilaga	Core	0.424	3430	0.01	0.03	0.29	0.33
HD-02	108.6	109.6	1	666131	IZ06133450;IZ06133450R	Halilaga	Core	0.449	3560	0.01	0.04	0.31	0.35
HD-02	109.6	110.6	1	666132	IZ06133450;IZ06133450R	Halilaga	Core	0.642	4770	0.01	0.03	0.41	0.45
HD-02	110.6	111.6	1	666133	IZ06133450;IZ06133450R	Halilaga	Core	0.49	3390	0.01	0.02	0.29	0.33
HD-02	114.6	115.4	0.8	666138	IZ06133450;IZ06133450R	Halilaga	Core	0.471	3580	0.01	0.04	0.28	0.34
HD-02	117.3	118.2	0.9	666142	IZ06133450;IZ06133450R	Halilaga	Core	0.389	2610	0.01	0.02	0.23	0.24
HD-02	118.2	119.2	1	666143	IZ06133450;IZ06133450R	Halilaga	Core	0.775	5400	0.02	0.04	0.45	0.51
HD-02	119.2	120	0.8	666144	IZ06133450;IZ06133450R	Halilaga	Core	0.332	3160	0.01	0.03	0.26	0.31
HD-02	120	120.8	0.8	666146	IZ06133450;IZ06133450R	Halilaga	Core	0.658	5500	0.02	0.05	0.49	0.56
HD-02	120.8	121.7	0.9	666147	IZ06133450;IZ06133450R	Halilaga	Core	1.06	7420	0.03	0.06	0.62	0.76
HD-02	121.7	122.5	0.8	666148	IZ06133450;IZ06133450R	Halilaga	Core	0.725	4850	0.01	0.03	0.44	0.49
HD-02	122.5	123.5	1	666149	IZ06133450;IZ06133450R	Halilaga	Core	0.266	2010	0	0.01	0.16	0.2
HD-02	123.5	124.4	0.9	666150	IZ06133450;IZ06133450R	Halilaga	Core	0.319	2240	0.01	0.02	0.2	0.23
HD-02	124.4	125.3	0.9	666151	IZ06133450;IZ06133450R	Halilaga	Core	0.571	5200	0.01	0.03	0.48	0.55
HD-02	126.3	127.2	0.9	666153	IZ06133450;IZ06133450R	Halilaga	Core	0.474	3570	0.01	0.03	0.31	0.36
HD-02	127.2	127.9	0.7	666154	IZ06133450;IZ06133450R	Halilaga	Core	0.538	5500	0.02	0.04	0.47	0.53
HD-02	127.9	128.8	0.9	666156	IZ06133450;IZ06133450R	Halilaga	Core	0.517	3740	0.01	0.03	0.35	0.4
HD-02	128.8	129.8	1	666157	IZ06133450;IZ06133450R	Halilaga	Core	0.546	4860	0.02	0.03	0.43	0.49
HD-02	129.8	130.8	1	666158	IZ06133450;IZ06133450R	Halilaga	Core	0.484	4960	0.02	0.04	0.43	0.5

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-02	130.8	131.8	1	666159	IZ06133450;IZ06133450R	Halilaga	Core	0.324	3210	0.01	0.03	0.25	0.31
HD-02	131.8	132.8	1	666161	IZ06133450;IZ06133450R	Halilaga	Core	0.396	3760	0.01	0.03	0.33	0.37
HD-02	132.8	133.8	1	666162	IZ06133450;IZ06133450R	Halilaga	Core	0.413	3440	0.01	0.03	0.3	0.36
HD-02	133.8	134.8	1	666163	IZ06133450;IZ06133450R	Halilaga	Core	0.839	6880	0.03	0.06	0.57	0.67
HD-02	134.8	135.8	1	666164	IZ06133450;IZ06133450R	Halilaga	Core	0.293	2370	0.01	0.03	0.18	0.24
HD-02	135.8	136.8	1	666166	IZ06133450;IZ06133450R	Halilaga	Core	0.602	5380	0.01	0.03	0.49	0.55
HD-02	136.8	137.8	1	666167	IZ06133450;IZ06133450R	Halilaga	Core	0.573	5110	0.02	0.04	0.45	0.53
HD-02	137.8	138.8	1	666168	IZ06133450;IZ06133450R	Halilaga	Core	0.617	7730	0.03	0.04	0.69	0.8
HD-02	138.8	139.8	1	666169	IZ06133450;IZ06133450R	Halilaga	Core	0.624	4960	0.02	0.04	0.43	0.5
HD-02	139.8	140.7	0.9	666170	IZ06133450;IZ06133450R	Halilaga	Core	0.579	4910	0.02	0.05	0.39	0.48
HD-02	140.7	141.8	1.1	666171	IZ06133450;IZ06133450R	Halilaga	Core	0.312	2740	0.01	0.02	0.22	0.26
HD-02	141.8	142.9	1.1	666172	IZ06133450;IZ06133450R	Halilaga	Core	0.345	2850	0.01	0.03	0.34	0.4
HD-02	142.9	144	1.1	666173	IZ06133450;IZ06133450R	Halilaga	Core	0.509	3920	0.01	0.03	0.34	0.39
HD-02	144	145	1	666174	IZ06133450;IZ06133450R	Halilaga	Core	0.408	2990	0.01	0.03	0.26	0.31
HD-02	145	146	1	666176	IZ06133450;IZ06133450R	Halilaga	Core	0.449	3870	0.01	0.03	0.34	0.39
HD-02	146	147	1	666177	IZ06133450;IZ06133450R	Halilaga	Core	0.535	4470	0.02	0.02	0.4	0.44
HD-02	147	148	1	666178	IZ06133450;IZ06133450R	Halilaga	Core	0.424	3480	0.01	0.02	0.3	0.34
HD-02	149	150	1	666181	IZ06133450;IZ06133450R	Halilaga	Core	0.486	3670	0.01	0.02	0.3	0.34
HD-02	150	151	1	666182	IZ06133450;IZ06133450R	Halilaga	Core	0.327	3120	0.01	0.02	0.27	0.31
HD-02	152	153	1	666184	IZ06133450;IZ06133450R	Halilaga	Core	0.278	2600	0.01	0.02	0.22	0.26
HD-02	153	154	1	666186	IZ06133450	Halilaga	Core	0.25	2230	0.01	0.02	0.19	0.21
HD-02	154	155	1	666187	IZ06133450	Halilaga	Core	0.495	3970	0.02	0.03	0.35	0.42
HD-02	155	156	1	666188	IZ06133450	Halilaga	Core	0.474	5360	0.03	0.04	0.49	0.55
HD-02	156	157	1	666189	IZ06133450	Halilaga	Core	0.384	4460	0.01	0.02	0.41	0.45
HD-02	157	158	1	666190	IZ06133450	Halilaga	Core	0.414	4140	0.02	0.03	0.37	0.41
HD-02	158	159.1	1.1	666191	IZ06133450	Halilaga	Core	0.352	3830	0.02	0.03	0.31	0.38
HD-02	159.1	160	0.9	666192	IZ06133450	Halilaga	Core	0.752	4370	0.02	0.03	0.39	0.44
HD-02	160	161	1	666193	IZ06133450	Halilaga	Core	0.537	4370	0.02	0.03	0.33	0.43
HD-02	161	162	1	666194	IZ06133450	Halilaga	Core	0.289	2940	0.01	0.02	0.26	0.29
HD-02	162	162.9	0.9	666196	IZ06133450	Halilaga	Core	0.271	2750	0.01	0.02	0.23	0.27

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-02	162.9	163.9	1	666197	IZ06133450	Halilaga	Core	0.352	3060	0.01	0.02	0.27	0.3
HD-02	163.9	164.9	1	666198	IZ06133450	Halilaga	Core	0.313	2890	0.01	0.02	0.24	0.28
HD-02	164.9	165.9	1	666199	IZ06133450	Halilaga	Core	0.483	4280	0.02	0.03	0.34	0.44
HD-02	165.9	166.8	0.9	666201	IZ06133450	Halilaga	Core	0.494	5180	0.03	0.04	0.46	0.52
HD-02	166.8	167.5	0.7	666202	IZ06133450	Halilaga	Core	0.269	3480	0.01	0.02	0.31	0.35
HD-02	167.5	168.5	1	666203	IZ06133450	Halilaga	Core	0.399	3340	0.01	0.02	0.28	0.32
HD-02	168.5	169.5	1	666204	IZ06133450	Halilaga	Core	0.466	3330	0.01	0.03	0.28	0.33
HD-02	170.4	171	0.6	666207	IZ06133450	Halilaga	Core	0.629	6000	0.02	0.03	0.56	0.58
HD-02	171	172	1	666208	IZ06133450	Halilaga	Core	0.344	3100	0.01	0.02	0.28	0.3
HD-02	172	173	1	666209	IZ06133450	Halilaga	Core	0.197	2140	0.01	0.01	0.19	0.21
HD-02	173	174	1	666210	IZ06133450	Halilaga	Core	0.278	2600	0.01	0.02	0.22	0.25
HD-02	175	176	1	666212	IZ06133450	Halilaga	Core	0.188	2030	0.01	0.01	0.18	0.2
HD-02	176	177	1	666213	IZ06133450	Halilaga	Core	0.231	2180	0.01	0.02	0.19	0.22
HD-02	177	178	1	666214	IZ06133450	Halilaga	Core	0.284	2450	0.01	0.01	0.22	0.24
HD-02	178	179	1	666216	IZ06133450	Halilaga	Core	0.423	3840	0.01	0.02	0.33	0.37
HD-02	179	180	1	666217	IZ06133450	Halilaga	Core	0.453	3850	0.01	0.03	0.32	0.38
HD-02	180	181	1	666218	IZ06133450	Halilaga	Core	0.531	4130	0.02	0.03	0.36	0.42
HD-02	181	182	1	666219	IZ06133450	Halilaga	Core	0.257	2420	0.01	0.02	0.21	0.24
HD-02	182	183	1	666221	IZ06133450	Halilaga	Core	0.301	2460	0.01	0.02	0.19	0.24
HD-02	185	186	1	666224	IZ06133450	Halilaga	Core	0.377	3070	0.01	0.02	0.26	0.3
HD-02	186	187	1	666226	IZ06133450	Halilaga	Core	0.331	3370	0.01	0.02	0.27	0.31
HD-02	187	188	1	666227	IZ06133450	Halilaga	Core	0.353	2660	0.01	0.02	0.22	0.24
HD-02	189	190	1	666229	IZ06133450	Halilaga	Core	0.332	2690	0.01	0.02	0.21	0.26
HD-02	191	192	1	666231	IZ06133450	Halilaga	Core	0.316	2250	0.01	0.02	0.19	0.22
HD-02	195	196	1	666236	IZ06133450	Halilaga	Core	0.238	2130	0.01	0.02	0.17	0.22
HD-02	199	200	1	666241	IZ06133450	Halilaga	Core	0.282	2140	0.01	0.02	0.14	0.21
HD-02	201	202	1	666243	IZ06133450	Halilaga	Core	0.268	2060	0.01	0.02	0.16	0.2
HD-02	202	203	1	666244	IZ06133450	Halilaga	Core	0.237	2050	0.01	0.01	0.17	0.2
HD-02	204.1	205.3	1.2	666247	IZ06133450	Halilaga	Core	0.221	2320	0.01	0.02	0.19	0.26
HD-02	206.3	207.3	1	666249	IZ06133450	Halilaga	Core	0.239	2190	0.01	0.01	0.18	0.23

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-02	207.3	208.3	1	666250	IZ06133450	Halilaga	Core	0.209	2130	0.01	0.02	0.17	0.22
HD-02	211.3	212.2	0.9	666254	IZ06133450	Halilaga	Core	0.173	2200	0.01	0.01	0.19	0.23
HD-02	215.2	216.2	1	666259	IZ06133450	Halilaga	Core	0.308	3270	0.01	0.02	0.26	0.33
HD-02	216.2	217.2	1	666261	IZ06133450	Halilaga	Core	0.28	3740	0.01	0.02	0.32	0.38
HD-02	217.2	218.2	1	666262	IZ06133450	Halilaga	Core	0.322	4070	0.01	0.02	0.34	0.4
HD-02	218.2	219.2	1	666263	IZ06133450	Halilaga	Core	0.46	6190	0.02	0.04	0.53	0.61
HD-02	219.2	220.1	0.9	666264	IZ06133450	Halilaga	Core	0.754	9690	0.06	0.1	0.74	0.92
HD-02	220.1	221	0.9	666266	IZ06133450	Halilaga	Core	0.5	5470	0.03	0.04	0.44	0.51
HD-02	221	222	1	666267	IZ06133450	Halilaga	Core	0.321	3450	0.01	0.02	0.27	0.32
HD-02	222	223	1	666268	IZ06133450	Halilaga	Core	0.411	3450	0.01	0.02	0.28	0.34
HD-02	223	224	1	666269	IZ06133450	Halilaga	Core	0.312	3320	0.01	0.02	0.24	0.31
HD-02	224	225	1	666270	IZ06133450	Halilaga	Core	0.229	2130	0.01	0.02	0.18	0.21
HD-02	225	226	1	666271	IZ06133450	Halilaga	Core	0.244	2620	0.01	0.02	0.23	0.27
HD-02	226	227	1	666272	IZ06133450	Halilaga	Core	0.264	2860	0.01	0.02	0.24	0.28
HD-02	227	228	1	666273	IZ06133450	Halilaga	Core	0.328	4340	0.02	0.03	0.35	0.44
HD-02	228	229	1	666274	IZ06133450	Halilaga	Core	0.337	3300	0.01	0.02	0.26	0.31
HD-02	229	230	1	666276	IZ06133450	Halilaga	Core	0.284	3350	0.01	0.02	0.28	0.32
HD-02	230	231	1	666277	IZ06133450	Halilaga	Core	0.186	2380	0.01	0.01	0.2	0.23
HD-02	231	232	1	666278	IZ06133450	Halilaga	Core	0.489	4120	0.01	0.02	0.34	0.42
HD-02	232	233	1	666279	IZ06133450	Halilaga	Core	0.457	4330	0.01	0.02	0.38	0.44
HD-02	234.6	235.6	1	666283	IZ06133450	Halilaga	Core	0.291	2680	0.01	0.02	0.22	0.27
HD-02	241.6	242.6	1	666291	IZ06133450	Halilaga	Core	0.208	2570	0.01	0.01	0.22	0.26
HD-02	245.6	246.6	1	666296	IZ06133450	Halilaga	Core	0.192	2460	0.01	0.02	0.22	0.27
HD-02	258	259	1	666310	IZ06133450	Halilaga	Core	0.215	2040	0.01	0.02	0.17	0.2
HD-02	259	260	1	666311	IZ06133450	Halilaga	Core	0.203	2100	0.01	0.03	0.16	0.21
HD-02	270	271	1	666324	IZ06133450	Halilaga	Core	0.181	2390	0.01	0.03	0.19	0.25
HD-02	282	283	1	666338	IZ06133450	Halilaga	Core	0.317	3600	0.01	0.03	0.27	0.34
HD-02	284	285	1	666341	IZ06133450	Halilaga	Core	0.166	2240	0.01	0.02	0.16	0.21
HD-02	285	286	1	666342	IZ06133450	Halilaga	Core	0.144	2080	0.01	0.03	0.16	0.2
HD-02	291.9	292.8	0.9	666350	IZ06133450	Halilaga	Core	0.179	2130	0.01	0.01	0.17	0.2

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-03	4	5	1	666355	IZ07004884	Halilaga	Core	0.016	2240	0.15	0.01	0.06	0.24
HD-03	5	6	1	666356	IZ07004884	Halilaga	Core	0.085	3150	0.23	0.02	0.08	0.33
HD-03	6	7.5	1.5	666357	IZ07004884	Halilaga	Core	0.009	3710	0.24	0.03	0.09	0.38
HD-03	10.5	11.5	1	666362	IZ07004884	Halilaga	Core	0.03	2030	0.04	0.09	0.09	0.21
HD-03	51.1	52.1	1	666422	IZ07004884	Halilaga	Core	0.274	2020	0	0.01	0.18	0.22
HD-03	53.1	54.1	1	666426	IZ07004884	Halilaga	Core	0.227	2140	0.01	0.03	0.16	0.22
HD-03	54.1	55.1	1	666427	IZ07004884	Halilaga	Core	0.246	2730	0.02	0.07	0.18	0.29
HD-03	60.5	61.5	1	666437	IZ07004884	Halilaga	Core	0.088	2150	0	0.02	0.19	0.23
HD-03	64.5	65.5	1	666442	IZ07004884	Halilaga	Core	0.795	7040	0.02	0.04	0.6	0.69
HD-03	90.1	90.65	0.55	666479	IZ07004884	Halilaga	Core	0.191	2620	0	0.04	0.19	0.25
HD-03	90.65	91.65	1	666480	IZ07004884	Halilaga	Core	0.266	2220	0.01	0.02	0.21	0.24
HD-03	101.8	102.4	0.6	666497	IZ07004884	Halilaga	Core	0.208	2500	0	0.01	0.21	0.25
HD-03	102.4	103.4	1	666498	IZ07004884	Halilaga	Core	0.4	3220	0.01	0.01	0.27	0.33
HD-03	107.7	108.7	1	666506	IZ07004884	Halilaga	Core	1.915	5870	0.01	0.06	0.52	0.64
HD-03	122	123	1	666528	IZ07004884	Halilaga	Core	0.228	2880	0.01	0.02	0.24	0.28
HD-03	131.6	132.6	1	666542	IZ07004884	Halilaga	Core	0.304	3760	0	0.02	0.31	0.36
HD-03	132.6	133.6	1	666544	IZ07004884	Halilaga	Core	0.346	3830	0	0.02	0.3	0.36
HD-03	133.6	134.6	1	666546	IZ07004884	Halilaga	Core	0.305	3360	0	0.02	0.28	0.33
HD-03	134.6	135.6	1	666547	IZ07004884	Halilaga	Core	0.293	3570	0.01	0.03	0.3	0.34
HD-03	135.6	136.7	1.1	666548	IZ07004884	Halilaga	Core	0.476	8360	0.02	0.04	0.74	0.84
HD-03	137.7	138.7	1	666550	IZ07004884	Halilaga	Core	0.137	2120	0	0.01	0.18	0.21
HD-03	138.7	139.7	1	666551	IZ07004884	Halilaga	Core	0.197	2360	0	0.02	0.19	0.23
HD-03	139.7	140.7	1	666552	IZ07004884	Halilaga	Core	0.133	2040	0	0.01	0.18	0.21
HD-03	140.7	141.7	1	666553	IZ07004884	Halilaga	Core	0.204	2240	0	0.01	0.19	0.22
HD-03	141.7	142.6	0.9	666555	IZ07004884	Halilaga	Core	0.169	2790	0.01	0.01	0.25	0.29
HD-03	149.9	150.9	1	666569	IZ07004884	Halilaga	Core	0.144	2250	0.01	0.01	0.2	0.24
HD-03	152.8	153.8	1	666572	IZ07004884	Halilaga	Core	0.221	2530	0	0.01	0.21	0.25
HD-03	154.8	155.8	1	666576	IZ07004884	Halilaga	Core	0.149	2080	0	0.01	0.19	0.21
HD-03	156.8	157.8	1	666579	IZ07004884	Halilaga	Core	0.265	2610	0.01	0.01	0.23	0.26
HD-03	159.8	160.8	1	666582	IZ07004884	Halilaga	Core	0.238	3210	0.01	0.02	0.27	0.32

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-03	167.9	168.9	1	666596	IZ07004884	Halilaga	Core	0.17	2050	0	0.01	0.18	0.21
HD-03	168.9	169.9	1	666598	IZ07004884	Halilaga	Core	0.273	2690	0.01	0.01	0.23	0.28
HD-03	179.9	180.9	1	666612	IZ07004884	Halilaga	Core	0.198	2560	0	0.01	0.23	0.26
HD-03	181.9	182.9	1	666617	IZ07004884	Halilaga	Core	0.159	2140	0	0.04	0.16	0.22
HD-03	183.9	184.9	1	666619	IZ07004884	Halilaga	Core	0.172	2970	0.01	0.07	0.2	0.3
HD-03	185.9	186.9	1	666621	IZ07004884	Halilaga	Core	0.195	2360	0	0.01	0.19	0.23
HD-03	189.9	190.9	1	666628	IZ07004884	Halilaga	Core	0.222	2790	0	0.01	0.23	0.28
HD-03	207.9	208.9	1	666652	IZ07004884	Halilaga	Core	0.204	2020	0	0.02	0.17	0.21
HD-03	209.9	210.6	0.7	666656	IZ07004884	Halilaga	Core	0.189	2240	0	0.02	0.19	0.23
HD-03	210.6	211.6	1	666658	IZ07004884	Halilaga	Core	0.14	2060	0	0.02	0.17	0.21
HD-03	212.6	213.6	1	666660	IZ07004884	Halilaga	Core	0.162	2030	0	0.02	0.17	0.21
HD-03	214.6	215.2	0.6	666662	IZ07004884	Halilaga	Core	0.171	2470	0	0.01	0.22	0.25
HD-03	216.2	217.2	1	666666	IZ07004884	Halilaga	Core	0.171	2160	0	0.02	0.19	0.22
HD-03	219.2	220.2	1	666670	IZ07004884	Halilaga	Core	0.21	2020	0	0.01	0.16	0.21
HD-03	225.4	226.4	1	666679	IZ07004884	Halilaga	Core	0.151	2040	0	0.01	0.17	0.21
HD-03	237.6	238.6	1	666697	IZ07004884	Halilaga	Core	0.319	3740	0.02	0.06	0.27	0.38
HD-03	238.6	239.6	1	666699	IZ07004884	Halilaga	Core	0.34	5200	0.02	0.09	0.37	0.5
HD-03	239.6	240.6	1	666700	IZ07004884	Halilaga	Core	0.288	3520	0.01	0.01	0.31	0.34
HD-04	22.3	23.3	1	666731	IZ07001984	Halilaga	Core	0.421	5790	0.04	0.5	0.04	0.63
HD-04	23.3	24.3	1	666732	IZ07001984	Halilaga	Core	0.386	6430	0.04	0.58	0.02	0.7
HD-04	24.3	25.3	1	666733	IZ07001984	Halilaga	Core	0.36	7670	0.06	0.69	0.02	0.82
HD-04	25.3	26.3	1	666734	IZ07001984	Halilaga	Core	0.519	9590	0.08	0.92	0.02	1.06
HD-04	26.3	27.3	1	666735	IZ07001984	Halilaga	Core	0.726	12600	0.09	1.08	0.02	1.26
HD-04	27.3	28.3	1	666738	IZ07001984	Halilaga	Core	0.438	12500	0.11	1.08	0.03	1.25
HD-04	28.3	29.3	1	666740	IZ07001984	Halilaga	Core	0.343	7220	0.06	0.71	0.02	0.81
HD-04	29.3	30.3	1	666741	IZ07001984	Halilaga	Core	0.242	6630	0.08	0.67	0.02	0.8
HD-04	30.3	31.3	1	666742	IZ07001984	Halilaga	Core	0.745	13300	0.11	1.16	0.02	1.33
HD-04	31.3	32.3	1	666743	IZ07001984	Halilaga	Core	0.633	13700	0.13	1.17	0.03	1.37
HD-04	32.3	33.3	1	666744	IZ07001984	Halilaga	Core	0.616	14100	0.16	1.17	0.05	1.41
HD-04	33.3	34.3	1	666746	IZ07001984	Halilaga	Core	0.751	15100	0.16	1.32	0.02	1.51

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-04	34.3	35.3	1	666749	IZ07001984	Halilaga	Core	0.723	25000	0.25	2.22	0.04	2.5
HD-04	35.3	36.3	1	666750	IZ07001984	Halilaga	Core	0.793	18700	0.22	1.59	0.04	1.87
HD-04	36.3	37.3	1	666751	IZ07001984	Halilaga	Core	0.901	17000	0.16	1.48	0.05	1.7
HD-04	37.3	38.3	1	666752	IZ07001984	Halilaga	Core	1.14	19100	0.15	1.68	0.08	1.91
HD-04	38.3	39.3	1	666753	IZ07001984	Halilaga	Core	1.065	16300	0.15	1.41	0.06	1.63
HD-04	39.3	40.3	1	666754	IZ07001984	Halilaga	Core	0.957	19000	0.18	1.62	0.06	1.9
HD-04	40.3	41.3	1	666756	IZ07001984	Halilaga	Core	0.938	18100	0.14	1.59	0.1	1.81
HD-04	41.3	42.3	1	666758	IZ07001984	Halilaga	Core	0.975	17800	0.14	1.54	0.09	1.78
HD-04	42.3	43.3	1	666760	IZ07001984	Halilaga	Core	2.33	23100	0.16	1.93	0.15	2.31
HD-04	43.3	44.3	1	666761	IZ07001984	Halilaga	Core	2.05	23900	0.15	2.14	0.14	2.39
HD-04	44.3	45.3	1	666762	IZ07001984	Halilaga	Core	2.25	18100	0.13	1.46	0.2	1.81
HD-04	45.3	46.3	1	666763	IZ07001984	Halilaga	Core	2.12	18800	0.12	1.56	0.16	1.88
HD-04	46.3	47.3	1	666764	IZ07001984	Halilaga	Core	1.22	17600	0.13	1.44	0.15	1.76
HD-04	47.3	48.3	1	666766	IZ07001984	Halilaga	Core	1.125	13500	0.09	1.15	0.12	1.35
HD-04	48.3	49.3	1	666768	IZ07001984	Halilaga	Core	0.852	12700	0.09	1.09	0.11	1.27
HD-04	49.3	50.3	1	666769	IZ07001984	Halilaga	Core	1.215	24400	0.19	2.05	0.17	2.44
HD-04	50.3	51.3	1	666771	IZ07001984	Halilaga	Core	0.698	27500	0.31	2.4	0.04	2.75
HD-04	51.3	52.3	1	666772	IZ07001984	Halilaga	Core	0.708	28000	0.36	2.41	0.07	2.8
HD-04	52.3	53.3	1	666773	IZ07001984	Halilaga	Core	0.974	16700	0.12	1.47	0.12	1.67
HD-04	53.3	54.3	1	666774	IZ07001984	Halilaga	Core	0.64	12000	0.1	1.04	0.08	1.2
HD-04	54.3	55.3	1	666776	IZ07001984	Halilaga	Core	1.04	22600	0.21	1.89	0.19	2.26
HD-04	55.3	56.3	1	666778	IZ07001984	Halilaga	Core	0.799	18300	0.14	1.55	0.14	1.83
HD-04	56.3	57.3	1	666780	IZ07001984	Halilaga	Core	0.599	12900	0.11	1.1	0.09	1.29
HD-04	57.3	58.3	1	666781	IZ07001984	Halilaga	Core	0.678	12700	0.1	1.06	0.1	1.27
HD-04	58.3	59.3	1	666782	IZ07001984	Halilaga	Core	0.879	11600	0.1	0.97	0.14	1.16
HD-04	59.3	60.3	1	666783	IZ07001984	Halilaga	Core	0.83	11700	0.08	0.94	0.13	1.17
HD-04	60.3	61.3	1	666784	IZ07001984	Halilaga	Core	0.872	9680	0.1	0.73	0.14	1.05
HD-04	61.3	62.3	1	666786	IZ07001984	Halilaga	Core	0.758	11700	0.11	0.94	0.12	1.17
HD-04	62.3	63.3	1	666788	IZ07001984	Halilaga	Core	0.774	12900	0.09	1	0.17	1.29
HD-04	63.3	64.3	1	666790	IZ07001984	Halilaga	Core	0.874	9950	0.1	0.86	0.12	1.07

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-04	64.3	65.3	1	666791	IZ07001984	Halilaga	Core	0.545	8620	0.1	0.72	0.1	0.93
HD-04	65.3	66.3	1	666792	IZ07001984	Halilaga	Core	0.348	7510	0.09	0.61	0.1	0.82
HD-04	66.3	67.3	1	666793	IZ07001984	Halilaga	Core	0.81	14300	0.13	1.02	0.22	1.43
HD-04	67.3	68.3	1	666794	IZ07001984	Halilaga	Core	0.811	7780	0.08	0.51	0.22	0.83
HD-04	68.3	69.3	1	666796	IZ07001984	Halilaga	Core	0.615	6000	0.06	0.41	0.17	0.66
HD-04	69.3	70.3	1	666798	IZ07001984	Halilaga	Core	0.996	12700	0.11	0.9	0.26	1.27
HD-04	70.3	71.3	1	666800	IZ07001984	Halilaga	Core	0.988	10700	0.09	0.69	0.3	1.07
HD-04	71.3	72.3	1	666801	IZ07001984	Halilaga	Core	1.63	11600	0.08	0.58	0.46	1.16
HD-04	72.3	73.3	1	666802	IZ07001984	Halilaga	Core	1.715	18900	0.17	1.12	0.55	1.89
HD-04	73.3	74.3	1	666803	IZ07001984	Halilaga	Core	1.18	9970	0.09	0.48	0.49	1.06
HD-04	74.3	75.3	1	666804	IZ07001984	Halilaga	Core	1.09	7550	0.06	0.29	0.42	0.82
HD-04	75.3	75.8	0.5	666806	IZ07001984	Halilaga	Core	0.819	6260	0.06	0.29	0.31	0.69
HD-04	75.8	76.8	1	666808	IZ07001984	Halilaga	Core	1.135	6690	0.06	0.32	0.3	0.71
HD-04	76.8	77.8	1	666809	IZ07001984	Halilaga	Core	0.57	3670	0.04	0.15	0.2	0.39
HD-04	77.8	78.8	1	666811	IZ07001984	Halilaga	Core	0.94	5280	0.05	0.25	0.27	0.59
HD-04	78.8	79.8	1	666812	IZ07001984	Halilaga	Core	0.444	4230	0.04	0.19	0.23	0.45
HD-04	79.8	80.8	1	666813	IZ07001984	Halilaga	Core	0.853	6160	0.06	0.24	0.37	0.68
HD-04	80.8	81.8	1	666814	IZ07001984	Halilaga	Core	0.825	7200	0.04	0.22	0.51	0.8
HD-04	81.8	82.8	1	666816	IZ07001984	Halilaga	Core	0.753	6900	0.06	0.26	0.39	0.74
HD-04	82.8	83.8	1	666818	IZ07001984	Halilaga	Core	0.891	6790	0.08	0.25	0.39	0.76
HD-04	83.8	84.8	1	666819	IZ07001984	Halilaga	Core	1.235	8500	0.06	0.29	0.55	0.91
HD-04	84.8	85.8	1	666821	IZ07001984	Halilaga	Core	0.763	5950	0.04	0.18	0.4	0.65
HD-04	85.8	86.8	1	666822	IZ07001984	Halilaga	Core	0.603	5600	0.04	0.17	0.36	0.59
HD-04	86.8	87.8	1	666823	IZ07001984	Halilaga	Core	0.56	4810	0.05	0.14	0.32	0.52
HD-04	87.8	88.8	1	666824	IZ07001984	Halilaga	Core	0.632	4450	0.04	0.1	0.32	0.47
HD-04	88.8	89.8	1	666826	IZ07001984	Halilaga	Core	0.482	3250	0.02	0.08	0.23	0.34
HD-04	89.8	90.8	1	666828	IZ07001984	Halilaga	Core	0.379	4180	0.02	0.1	0.3	0.44
HD-04	90.8	91.8	1	666830	IZ07001984	Halilaga	Core	0.325	4350	0.05	0.18	0.21	0.45
HD-04	91.8	92.8	1	666831	IZ07001984	Halilaga	Core	0.152	2480	0.04	0.12	0.08	0.25
HD-04	92.8	93.8	1	666832	IZ07001984	Halilaga	Core	0.429	3830	0.05	0.17	0.16	0.4

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-04	93.8	94.8	1	666833	IZ07001984	Halilaga	Core	0.439	4560	0.07	0.15	0.25	0.48
HD-04	94.8	95.8	1	666834	IZ07001984	Halilaga	Core	0.429	4630	0.06	0.2	0.2	0.48
HD-04	95.8	96.8	1	666836	IZ07001984	Halilaga	Core	0.717	7900	0.11	0.3	0.39	0.81
HD-04	96.8	97.8	1	666838	IZ07001984	Halilaga	Core	0.616	7440	0.1	0.28	0.34	0.73
HD-04	97.8	98.8	1	666840	IZ07001984	Halilaga	Core	0.438	6010	0.07	0.25	0.25	0.58
HD-04	98.8	99.8	1	666841	IZ07001984	Halilaga	Core	0.578	7120	0.06	0.24	0.41	0.71
HD-04	99.8	100.8	1	666842	IZ07001984	Halilaga	Core	0.313	3710	0.05	0.16	0.17	0.39
HD-04	100.8	101.8	1	666843	IZ07001984	Halilaga	Core	0.382	3280	0.04	0.1	0.17	0.33
HD-04	101.8	102.8	1	666844	IZ07001984	Halilaga	Core	0.554	4870	0.06	0.17	0.24	0.5
HD-04	102.8	103.8	1	666846	IZ07001984	Halilaga	Core	0.593	6090	0.07	0.23	0.31	0.63
HD-04	103.8	104.8	1	666848	IZ07001984	Halilaga	Core	0.556	6600	0.08	0.25	0.31	0.66
HD-04	104.8	105.8	1	666849	IZ07001984	Halilaga	Core	0.592	7570	0.1	0.23	0.44	0.79
HD-04	105.8	106.8	1	666851	IZ07001984	Halilaga	Core	0.339	3600	0.05	0.13	0.18	0.37
HD-04	106.8	107.8	1	666852	IZ07001984	Halilaga	Core	0.565	4770	0.06	0.17	0.23	0.48
HD-04	107.8	108.8	1	666853	IZ07001984	Halilaga	Core	0.571	5750	0.08	0.22	0.29	0.62
HD-04	108.8	109.8	1	666854	IZ07001984	Halilaga	Core	0.693	6590	0.08	0.23	0.38	0.71
HD-04	109.8	110.8	1	666856	IZ07001984	Halilaga	Core	0.618	6310	0.06	0.21	0.34	0.62
HD-04	110.8	111.8	1	666858	IZ07001984	Halilaga	Core	0.234	2650	0.04	0.08	0.14	0.26
HD-04	111.8	112.8	1	666860	IZ07001984	Halilaga	Core	0.315	2590	0.04	0.08	0.14	0.27
HD-04	112.8	113.8	1	666861	IZ07001984	Halilaga	Core	0.312	3530	0.06	0.1	0.2	0.36
HD-04	113.8	114.8	1	666862	IZ07001984	Halilaga	Core	0.323	5950	0.06	0.14	0.4	0.61
HD-04	114.8	115.8	1	666863	IZ07001984	Halilaga	Core	0.377	4660	0.03	0.14	0.29	0.47
HD-04	115.8	116.8	1	666864	IZ07001984	Halilaga	Core	0.472	6090	0.06	0.18	0.38	0.61
HD-04	116.8	117.8	1	666866	IZ07001984	Halilaga	Core	0.574	6350	0.1	0.17	0.38	0.65
HD-04	117.8	118.8	1	666868	IZ07001984	Halilaga	Core	0.735	6720	0.07	0.17	0.45	0.69
HD-04	118.8	119.8	1	666869	IZ07001984	Halilaga	Core	0.492	4590	0.05	0.12	0.29	0.47
HD-04	119.8	120.8	1	666871	IZ07001984	Halilaga	Core	0.364	3250	0.03	0.06	0.23	0.32
HD-04	120.8	121.8	1	666872	IZ07001984	Halilaga	Core	0.297	2670	0.03	0.05	0.18	0.25
HD-04	121.8	122.8	1	666873	IZ07001984	Halilaga	Core	0.373	3060	0.02	0.03	0.24	0.3
HD-04	122.8	123.8	1	666874	IZ07001984	Halilaga	Core	0.457	3970	0.03	0.05	0.3	0.38

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-04	123.8	124.8	1	666877	IZ07001984	Halilaga	Core	0.282	2900	0.02	0.05	0.21	0.27
HD-04	124.8	125.8	1	666878	IZ07001984	Halilaga	Core	0.256	2560	0.01	0.02	0.23	0.25
HD-04	125.8	126.8	1	666880	IZ07001984	Halilaga	Core	0.27	2590	0.01	0.02	0.23	0.26
HD-04	126.8	127.8	1	666881	IZ07001984	Halilaga	Core	0.318	3330	0.01	0.02	0.29	0.32
HD-04	127.8	128.8	1	666882	IZ07001984	Halilaga	Core	0.272	2680	0.01	0.02	0.24	0.27
HD-04	131.8	132.8	1	666888	IZ07001984	Halilaga	Core	0.222	2200	0.01	0.02	0.19	0.2
HD-04	132.8	133.8	1	666890	IZ07001984	Halilaga	Core	0.26	2410	0.01	0.02	0.21	0.23
HD-04	133.8	134.8	1	666891	IZ07001984	Halilaga	Core	0.257	2370	0.01	0.02	0.19	0.22
HD-04	134.8	135.8	1	666892	IZ07001984	Halilaga	Core	0.236	2030	0.01	0.02	0.17	0.19
HD-04	135.8	136.8	1	666893	IZ07001984	Halilaga	Core	0.222	2230	0.01	0.02	0.19	0.22
HD-04	136.8	137.8	1	666894	IZ07001984	Halilaga	Core	0.52	2290	0.01	0.03	0.2	0.23
HD-04	138.8	139.8	1	666898	IZ07001984	Halilaga	Core	0.265	2220	0.01	0.02	0.18	0.22
HD-04	139.8	140.8	1	666899	IZ07001984	Halilaga	Core	0.311	2360	0.01	0.03	0.2	0.23
HD-04	140.8	141.8	1	666901	IZ07001984	Halilaga	Core	0.295	2510	0.01	0.02	0.22	0.26
HD-04	143.8	144.8	1	666904	IZ07001984	Halilaga	Core	0.247	2230	0.01	0.03	0.17	0.22
HD-04	144.8	145.8	1	666906	IZ07001984	Halilaga	Core	0.224	2180	0.01	0.02	0.19	0.21
HD-04	146.8	147.8	1	666910	IZ07001984	Halilaga	Core	0.424	5130	0.03	0.08	0.37	0.47
HD-04	147.8	148.8	1	666911	IZ07001984	Halilaga	Core	0.233	2190	0.01	0.03	0.17	0.21
HD-04	148.8	149.8	1	666912	IZ07001984	Halilaga	Core	0.329	2510	0.01	0.03	0.21	0.25
HD-04	149.8	150.8	1	666913	IZ07001984	Halilaga	Core	0.355	2890	0.01	0.03	0.25	0.28
HD-04	150.8	151.8	1	666914	IZ07001984	Halilaga	Core	0.449	4780	0.02	0.11	0.35	0.47
HD-04	151.8	152.8	1	666916	IZ07001984	Halilaga	Core	0.286	3270	0.01	0.07	0.25	0.33
HD-04	152.8	153.8	1	666918	IZ07001984	Halilaga	Core	0.405	5280	0.02	0.1	0.39	0.52
HD-04	153.8	154.8	1	666920	IZ07001984	Halilaga	Core	0.345	4060	0.01	0.06	0.3	0.39
HD-04	154.8	155.8	1	666921	IZ07001984	Halilaga	Core	0.361	4370	0.01	0.06	0.33	0.41
HD-04	155.8	156.8	1	666922	IZ07001984	Halilaga	Core	0.292	3170	0.01	0.03	0.26	0.31
HD-04	156.8	157.8	1	666923	IZ07001984	Halilaga	Core	0.282	3180	0.01	0.04	0.25	0.31
HD-04	157.8	158.8	1	666924	IZ07001984	Halilaga	Core	0.287	2820	0.01	0.04	0.22	0.27
HD-04	158.8	159.8	1	666926	IZ07001984	Halilaga	Core	0.465	4960	0.03	0.09	0.36	0.5
HD-04	159.8	160.8	1	666928	IZ07001984	Halilaga	Core	0.563	5530	0.02	0.09	0.44	0.56

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-04	160.8	161.8	1	666930	IZ07001984	Halilaga	Core	0.27	2770	0.01	0.03	0.23	0.28
HD-04	161.8	162.8	1	666931	IZ07001984	Halilaga	Core	0.243	2840	0.01	0.03	0.24	0.29
HD-04	162.8	163.8	1	666932	IZ07001984	Halilaga	Core	0.214	2490	0.01	0.02	0.22	0.26
HD-04	163.8	164.8	1	666933	IZ07001984	Halilaga	Core	0.217	2630	0.01	0.03	0.22	0.26
HD-04	164.8	165.8	1	666934	IZ07001984	Halilaga	Core	0.311	2410	0.01	0.02	0.22	0.24
HD-04	165.8	166.8	1	666936	IZ07001984	Halilaga	Core	0.333	3980	0.01	0.03	0.36	0.4
HD-04	166.8	167.8	1	666938	IZ07001984	Halilaga	Core	0.162	2330	0.01	0.02	0.21	0.24
HD-04	167.8	168.8	1	666940	IZ07001984	Halilaga	Core	0.198	3030	0.01	0.04	0.24	0.31
HD-04	168.8	169.8	1	666941	IZ07001984	Halilaga	Core	0.436	7140	0.02	0.08	0.6	0.73
HD-04	169.8	170.8	1	666942	IZ07001984	Halilaga	Core	0.295	4390	0.01	0.04	0.38	0.44
HD-04	170.8	171.8	1	666943	IZ07001984	Halilaga	Core	0.399	5230	0.02	0.05	0.43	0.52
HD-04	171.8	172.8	1	666944	IZ07001984	Halilaga	Core	0.407	4760	0.02	0.06	0.39	0.48
HD-04	172.8	173.8	1	666946	IZ07001984	Halilaga	Core	0.227	2960	0.01	0.02	0.23	0.31
HD-04	173.8	174.8	1	666948	IZ07001984	Halilaga	Core	0.355	4930	0.03	0.11	0.32	0.48
HD-04	175.8	176.8	1	666951	IZ07001984	Halilaga	Core	0.159	2030	0.01	0.02	0.18	0.21
HD-04	179.8	180.8	1	666956	IZ07001984	Halilaga	Core	0.184	2050	0	0.01	0.18	0.21
HD-04	180.8	181.8	1	666958	IZ07001984	Halilaga	Core	0.201	2490	0.01	0.02	0.21	0.25
HD-04	182.8	183.8	1	666961	IZ07001984	Halilaga	Core	0.19	3080	0.01	0.02	0.27	0.31
HD-04	184.8	185.8	1	666963	IZ07001984	Halilaga	Core	0.251	3410	0.01	0.02	0.29	0.33
HD-04	185.8	186.8	1	666964	IZ07001984	Halilaga	Core	0.221	3480	0.01	0.03	0.29	0.34
HD-04	188.8	189.8	1	666969	IZ07001984	Halilaga	Core	0.244	3430	0.01	0.07	0.25	0.35
HD-04	191.8	192.8	1	666972	IZ07001984	Halilaga	Core	0.211	2830	0.01	0.03	0.23	0.28
HD-04	192.8	193.8	1	666973	IZ07001984	Halilaga	Core	0.291	3770	0.01	0.04	0.31	0.37
HD-04	193.8	194.8	1	666974	IZ07001984	Halilaga	Core	0.2	2420	0.01	0.01	0.21	0.24
HD-04	194.8	195.8	1	666976	IZ07001984	Halilaga	Core	0.265	3860	0.01	0.03	0.33	0.39
HD-04	195.8	196.8	1	666978	IZ07001984	Halilaga	Core	0.247	3520	0.01	0.02	0.32	0.37
HD-04	196.8	197.8	1	666980	IZ07001984	Halilaga	Core	0.16	2090	0.01	0.01	0.18	0.21
HD-04	197.8	198.8	1	666981	IZ07001984	Halilaga	Core	0.153	2070	0	0.01	0.18	0.21
HD-04	198.8	199.8	1	666982	IZ07001984	Halilaga	Core	0.133	2080	0	0.01	0.18	0.21
HD-04	200.8	201.8	1	666984	IZ07001984	Halilaga	Core	0.156	2570	0	0.01	0.23	0.26

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-04	201.8	202.8	1	666986	IZ07001984	Halilaga	Core	0.135	2540	0	0.01	0.24	0.26
HD-04	203.8	204.8	1	666990	IZ07001984	Halilaga	Core	0.173	2610	0.01	0.02	0.22	0.28
HD-04	205.8	206.8	1	666992	IZ07001984	Halilaga	Core	0.143	2680	0.01	0.01	0.23	0.27
HD-04	206.8	207.8	1	666993	IZ07001984	Halilaga	Core	0.15	2220	0.01	0.01	0.2	0.23
HD-04	207.8	208.8	1	666994	IZ07001984	Halilaga	Core	0.242	3130	0.01	0.02	0.27	0.32
HD-04	208.8	209.8	1	666996	IZ07001984	Halilaga	Core	0.343	4480	0.01	0.02	0.4	0.46
HD-04	209.8	210.8	1	666998	IZ07001984	Halilaga	Core	0.229	3280	0.01	0.02	0.27	0.33
HD-04	210.8	211.8	1	667000	IZ07001984	Halilaga	Core	0.213	3410	0.01	0.03	0.29	0.34
HD-04	211.8	212.8	1	675001	IZ07001985	Halilaga	Core	0.337	4330	0.01	0.04	0.38	0.45
HD-04	212.8	213.8	1	675002	IZ07001985	Halilaga	Core	0.279	3400	0.01	0.03	0.3	0.35
HD-04	213.8	214.8	1	675003	IZ07001985	Halilaga	Core	0.245	3000	0.01	0.03	0.26	0.31
HD-04	214.8	215.8	1	675004	IZ07001985	Halilaga	Core	0.229	3110	0.01	0.03	0.27	0.32
HD-04	215.8	216.8	1	675006	IZ07001985	Halilaga	Core	0.262	3810	0.01	0.04	0.31	0.37
HD-04	216.8	217.8	1	675008	IZ07001985	Halilaga	Core	0.22	2970	0.01	0.02	0.25	0.3
HD-04	217.8	218.8	1	675009	IZ07001985	Halilaga	Core	0.191	2410	0.01	0.02	0.2	0.24
HD-04	218.8	219.8	1	675011	IZ07001985	Halilaga	Core	0.225	3170	0.01	0.06	0.23	0.32
HD-04	221.8	222.8	1	675014	IZ07001985	Halilaga	Core	0.159	3490	0.01	0.11	0.22	0.36
HD-04	222.8	223.8	1	675016	IZ07001985	Halilaga	Core	0.254	5120	0.01	0.05	0.43	0.55
HD-04	223.8	224.8	1	675018	IZ07001985	Halilaga	Core	0.309	5350	0.01	0.05	0.44	0.56
HD-04	224.8	225.8	1	675019	IZ07001985	Halilaga	Core	0.134	4290	0.01	0.04	0.34	0.44
HD-04	225.8	226.8	1	675021	IZ07001985	Halilaga	Core	0.21	3140	0.01	0.03	0.27	0.32
HD-04	227.8	228.8	1	675023	IZ07001985	Halilaga	Core	0.166	2740	0.01	0.02	0.23	0.27
HD-04	229.8	230.8	1	675026	IZ07001985	Halilaga	Core	0.185	2100	0.01	0.02	0.18	0.22
HD-04	230.8	231.8	1	675028	IZ07001985	Halilaga	Core	0.216	3090	0.01	0.04	0.24	0.31
HD-04	232.8	233.8	1	675031	IZ07001985	Halilaga	Core	0.201	2400	0.01	0.03	0.19	0.24
HD-04	233.8	234.8	1	675032	IZ07001985	Halilaga	Core	0.125	2100	0.02	0.04	0.13	0.2
HD-04	235.8	236.8	1	675034	IZ07001985	Halilaga	Core	0.223	3780	0.01	0.03	0.33	0.4
HD-04	240.8	241.8	1	675042	IZ07001985	Halilaga	Core	0.239	3730	0.02	0.07	0.27	0.38
HD-04	241.8	242.8	1	675043	IZ07001985	Halilaga	Core	0.233	3260	0.02	0.03	0.27	0.33
HD-04	248.8	249.8	1	675053	IZ07001985	Halilaga	Core	0.234	3180	0.02	0.04	0.24	0.32

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-04	249.8	250.8	1	675054	IZ07001985	Halilaga	Core	0.26	2040	0.01	0.02	0.16	0.2
HD-04	252.8	253.8	1	675060	IZ07001985	Halilaga	Core	0.135	2290	0.01	0.03	0.17	0.21
HD-04	253.8	254.8	1	675061	IZ07001985	Halilaga	Core	0.161	2380	0	0.01	0.21	0.23
HD-04	254.8	255.8	1	675062	IZ07001985	Halilaga	Core	0.292	3600	0.01	0.03	0.31	0.37
HD-04	255.8	256.8	1	675063	IZ07001985	Halilaga	Core	0.255	2960	0.01	0.03	0.26	0.3
HD-04	257.8	258.8	1	675066	IZ07001985	Halilaga	Core	0.404	3780	0.01	0.03	0.32	0.37
HD-04	258.8	259.8	1	675068	IZ07001985	Halilaga	Core	0.396	4060	0.01	0.03	0.35	0.39
HD-04	261.8	262.8	1	675072	IZ07001985	Halilaga	Core	0.29	3730	0.01	0.02	0.35	0.39
HD-04	262.8	263.8	1	675073	IZ07001985	Halilaga	Core	0.217	3080	0.01	0.02	0.27	0.3
HD-04	263.8	264.8	1	675074	IZ07001985	Halilaga	Core	0.17	2930	0.01	0.02	0.24	0.28
HD-04	266.8	267.8	1	675080	IZ07001985	Halilaga	Core	0.234	3580	0.01	0.03	0.31	0.35
HD-04	267.8	268.8	1	675081	IZ07001985	Halilaga	Core	0.149	2620	0.01	0.02	0.21	0.25
HD-04	272.8	273.8	1	675088	IZ07001985	Halilaga	Core	0.244	2490	0.01	0.02	0.21	0.25
HD-04	273.8	274.8	1	675089	IZ07001985	Halilaga	Core	0.227	2690	0.01	0.03	0.23	0.27
HD-04	274.8	275.8	1	675091	IZ07001985	Halilaga	Core	0.24	3240	0.01	0.03	0.28	0.32
HD-04	275.8	276.8	1	675092	IZ07001985	Halilaga	Core	0.354	4290	0.01	0.03	0.36	0.44
HD-04	276.8	277.8	1	675093	IZ07001985	Halilaga	Core	0.309	3720	0.01	0.03	0.3	0.34
HD-04	277.8	278.8	1	675094	IZ07001985	Halilaga	Core	0.364	4660	0.01	0.03	0.38	0.44
HD-04	278.8	279.8	1	675096	IZ07001985	Halilaga	Core	0.2	3080	0.01	0.02	0.25	0.3
HD-04	279.8	280.8	1	675097	IZ07001985	Halilaga	Core	0.258	3580	0.01	0.03	0.3	0.34
HD-04	291.8	292.8	1	675114	IZ07001985	Halilaga	Core	0.173	2240	0.01	0.02	0.18	0.22
HD-04	294.8	295.8	1	675119	IZ07001985	Halilaga	Core	0.161	2100	0.01	0.02	0.17	0.2
HD-04	297.8	298.8	1	675122	IZ07001985	Halilaga	Core	0.153	2430	0.01	0.02	0.19	0.24
HD-04	298.8	299.9	1.1	675123	IZ07001985	Halilaga	Core	0.232	3300	0.02	0.03	0.26	0.32
HD-04	299.9	300.8	0.9	675124	IZ07001985	Halilaga	Core	0.202	2570	0.01	0.03	0.2	0.25
HD-04	300.8	301.8	1	675126	IZ07001985	Halilaga	Core	0.456	4700	0.02	0.04	0.41	0.49
HD-04	301.8	302.8	1	675128	IZ07001985	Halilaga	Core	0.169	2180	0.01	0.02	0.17	0.2
HD-04	302.8	303.8	1	675130	IZ07001985	Halilaga	Core	0.26	3510	0.03	0.05	0.24	0.35
HD-04	303.8	304.8	1	675131	IZ07001985	Halilaga	Core	0.206	2310	0.02	0.03	0.16	0.23
HD-04	304.8	305.8	1	675132	IZ07001985	Halilaga	Core	0.208	2690	0.01	0.02	0.22	0.26

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-04	305.8	306.8	1	675133	IZ07001985	Halilaga	Core	0.191	2420	0.01	0.02	0.2	0.24
HD-04	306.8	307.8	1	675134	IZ07001985	Halilaga	Core	0.238	2560	0.02	0.04	0.19	0.25
HD-04	308.8	309.8	1	675138	IZ07001985	Halilaga	Core	0.176	2220	0.02	0.03	0.16	0.21
HD-04	314.8	315.8	1	675146	IZ07001985	Halilaga	Core	0.228	3150	0.01	0.04	0.25	0.33
HD-04	315.8	316.8	1	675148	IZ07001985	Halilaga	Core	0.2	2470	0.01	0.04	0.2	0.26
HD-05	183.2	184	0.8	675363	IZ07010890	Halilaga	Core	0.401	2790	0.03	0.06	0.14	0.26
HD-05	184	185.2	1.2	675364	IZ07010890	Halilaga	Core	2.13	10100	0.06	0.11	0.77	1.01
HD-05	185.2	186.4	1.2	675366	IZ07010890	Halilaga	Core	0.524	3260	0.01	0.03	0.23	0.29
HD-05	186.4	186.7	0.3	675367	IZ07010890	Halilaga	Core	0.427	2940	0.01	0.03	0.19	0.26
HD-05	186.7	187.5	0.8	675368	IZ07010890	Halilaga	Core	1.38	3680	0.01	0.03	0.26	0.33
HD-06	2.4	3.3	0.9	675483	IZ07011341	Halilaga	Core	0.039	2190	0.09	0.01	0.12	0.22
HD-06	3.3	4	0.7	675484	IZ07011341	Halilaga	Core	0.032	2100	0.08	0.01	0.11	0.22
HD-06	4	5	1	675485	IZ07011341	Halilaga	Core	0.042	2280	0.08	0.02	0.13	0.24
HD-06	5	6	1	675486	IZ07011341	Halilaga	Core	0.057	2710	0.08	0.02	0.18	0.28
HD-06	6	7	1	675487	IZ07011341	Halilaga	Core	0.059	2730	0.1	0.02	0.16	0.29
HD-06	7	7.8	0.8	675488	IZ07011341	Halilaga	Core	0.112	3300	0.12	0.02	0.2	0.34
HD-06	7.8	8.8	1	675489	IZ07011341	Halilaga	Core	0.082	2610	0.11	0.02	0.14	0.27
HD-06	8.8	9.8	1	675490	IZ07011341	Halilaga	Core	0.075	2480	0.13	0.04	0.07	0.25
HD-06	9.8	11	1.2	675491	IZ07011341	Halilaga	Core	0.08	3020	0.13	0.14	0.03	0.31
HD-06	11	12.1	1.1	675493	IZ07011341	Halilaga	Core	0.071	2990	0.08	0.25	0.03	0.33
HD-06	24.7	25.3	0.6	675508	IZ07011341	Halilaga	Core	2.77	8300	0.3	0.42	0.03	0.73
HD-06	25.3	26.5	1.2	675509	IZ07011341	Halilaga	Core	0.512	3310	0.09	0.18	0.05	0.33
HD-06	46.8	47.9	1.1	675531	IZ07011341	Halilaga	Core	0.318	4200	0.07	0.13	0.23	0.44
HD-06	60.7	62	1.3	675547	IZ07011341	Halilaga	Core	0.238	3630	0.06	0.1	0.2	0.37
HD-06	93.1	94.2	1.1	675580	IZ07011341	Halilaga	Core	0.197	2090	0.03	0.07	0.11	0.22
HD-06	99	100	1	675587	IZ07011341	Halilaga	Core	0.232	2120	0.02	0.04	0.15	0.22
HD-06	106.2	107.3	1.1	675594	IZ07011341	Halilaga	Core	0.361	2600	0.01	0.01	0.24	0.28
HD-06	111.1	112.1	1	675598	IZ07011341	Halilaga	Core	0.339	2640	0	0.01	0.23	0.25
HD-06	127.7	128.2	0.5	675617	IZ07011341	Halilaga	Core	0.309	3000	0	0.02	0.27	0.3
HD-06	129.2	130	0.8	675619	IZ07011341	Halilaga	Core	0.507	4310	0.01	0.02	0.4	0.43

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-06	130	131.4	1.4	675620	IZ07011341	Halilaga	Core	0.434	4160	0.01	0.02	0.37	0.44
HD-06	132.4	133.4	1	675624	IZ07011341	Halilaga	Core	0.303	2130	0	0.01	0.2	0.22
HD-06	133.4	134.4	1	675625	IZ07011341	Halilaga	Core	0.508	3810	0.01	0.02	0.35	0.38
HD-06	146.1	147.1	1	675637	IZ07011341	Halilaga	Core	0.322	3250	0	0.02	0.29	0.33
HD-06	147.1	148.1	1	675638	IZ07011341	Halilaga	Core	0.288	2510	0	0.02	0.22	0.25
HD-06	176.3	177.4	1.1	675671	IZ07011341	Halilaga	Core	0.208	2050	0	0.02	0.17	0.2
HD-06	180.5	181.5	1	675676	IZ07011341	Halilaga	Core	0.207	2100	0	0.01	0.17	0.22
HD-06	181.5	183	1.5	675677	IZ07011341	Halilaga	Core	0.316	3500	0.01	0.02	0.31	0.36
HD-06	183	184	1	675678	IZ07011341	Halilaga	Core	0.285	2970	0.01	0.02	0.26	0.31
HD-06	187.2	188.2	1	675684	IZ07011341	Halilaga	Core	0.231	2260	0.01	0.02	0.2	0.23
HD-06	188.2	189	0.8	675685	IZ07011341	Halilaga	Core	0.259	2350	0	0.02	0.2	0.23
HD-06	194.2	194.7	0.5	675691	IZ07011341	Halilaga	Core	0.226	2530	0.01	0.02	0.2	0.26
HD-06	205	206.4	1.4	675704	IZ07011341	Halilaga	Core	0.242	2140	0.01	0.02	0.18	0.21
HD-06	206.4	207.4	1	675705	IZ07011341	Halilaga	Core	0.512	4800	0.01	0.03	0.42	0.47
HD-06	221	222	1	675720	IZ07011341	Halilaga	Core	0.233	2660	0	0.02	0.19	0.25
HD-06	226.2	227.4	1.2	675727	IZ07011341	Halilaga	Core	0.197	2130	0	0.02	0.17	0.2
HD-06	234	234.6	0.6	675735	IZ07011341	Halilaga	Core	0.196	2210	0.01	0.02	0.19	0.22
HD-06	253	254	1	675758	IZ07011341	Halilaga	Core	0.273	3120	0.01	0.03	0.24	0.31
HD-06	254	254.5	0.5	675759	IZ07011341	Halilaga	Core	0.156	2280	0.01	0.02	0.16	0.22
HD-06	261.4	262.9	1.5	675769	IZ07011341	Halilaga	Core	0.153	2270	0.01	0.02	0.17	0.21
HD-06	277.1	278.1	1	675789	IZ07011341	Halilaga	Core	0.336	2620	0	0.01	0.22	0.25
HD-07A	61.3	62.3	1	675889	IZ07017428	Halilaga	Core	0.353	2720	0	0.01	0.24	0.26
HD-07A	63.3	64	0.7	675891	IZ07017428	Halilaga	Core	0.36	4430	0.01	0.03	0.39	0.45
HD-07A	67	68	1	675895	IZ07017428	Halilaga	Core	0.647	4410	0.01	0.02	0.4	0.44
HD-07A	68.8	69.5	0.7	675897	IZ07017428	Halilaga	Core	0.707	2210	0	0.01	0.2	0.21
HD-07A	69.5	70.2	0.7	675898	IZ07017428	Halilaga	Core	0.307	2230	0	0.01	0.21	0.21
HD-07A	71.8	72.8	1	675904	IZ07017428	Halilaga	Core	0.279	2850	0	0.01	0.26	0.27
HD-07A	72.8	73.8	1	675905	IZ07017428	Halilaga	Core	0.128	2150	0	0.01	0.19	0.2
HD-07A	74.8	75.6	0.8	675908	IZ07017428	Halilaga	Core	0.227	3380	0	0.01	0.28	0.3
HD-07A	80.5	81.5	1	675914	IZ07017428	Halilaga	Core	0.523	3870	0.01	0.02	0.32	0.38

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-07A	81.5	82.5	1	675915	IZ07017428	Halilaga	Core	0.839	6470	0.01	0.03	0.58	0.65
HD-07A	84.5	85.5	1	675918	IZ07017428	Halilaga	Core	0.403	2470	0.01	0.02	0.19	0.23
HD-07A	86.5	87.5	1	675920	IZ07017428	Halilaga	Core	0.361	2570	0	0.02	0.22	0.26
HD-07A	87.5	88.5	1	675922	IZ07017428	Halilaga	Core	0.389	3010	0.01	0.02	0.24	0.28
HD-07A	89.5	90.5	1	675925	IZ07017428	Halilaga	Core	0.605	3570	0.01	0.02	0.31	0.35
HD-07A	90.5	91.5	1	675927	IZ07017428	Halilaga	Core	0.368	2320	0	0.01	0.22	0.23
HD-07A	99.5	100.5	1	675936	IZ07017428	Halilaga	Core	0.347	2510	0.01	0.02	0.22	0.24
HD-07A	100.5	101.5	1	675937	IZ07017428	Halilaga	Core	0.289	2110	0.01	0.02	0.18	0.21
HD-07A	101.5	102.5	1	675938	IZ07017428	Halilaga	Core	0.376	3650	0.02	0.06	0.28	0.35
HD-07A	102.5	103.5	1	675939	IZ07017428	Halilaga	Core	0.429	3260	0.01	0.02	0.28	0.31
HD-07A	103.5	104.5	1	675940	IZ07017428	Halilaga	Core	0.476	3300	0.01	0.03	0.3	0.34
HD-07A	109.5	110.5	1	675949	IZ07017428	Halilaga	Core	0.325	2520	0	0.02	0.22	0.24
HD-07A	110.5	111.5	1	675950	IZ07017428	Halilaga	Core	0.531	3840	0.01	0.02	0.35	0.37
HD-07A	111.5	112.5	1	675951	IZ07017428	Halilaga	Core	0.299	2560	0	0.02	0.22	0.24
HD-07A	113.5	114.5	1	675953	IZ07017428	Halilaga	Core	0.248	2100	0	0.02	0.17	0.21
HD-07A	114.5	115.5	1	675954	IZ07017428	Halilaga	Core	0.336	2590	0	0.02	0.21	0.25
HD-07A	115.5	116.5	1	675955	IZ07017428	Halilaga	Core	0.475	4160	0.01	0.02	0.35	0.39
HD-07A	116.5	117.5	1	675956	IZ07017428	Halilaga	Core	0.498	3350	0	0.02	0.28	0.32
HD-07A	118.5	119.5	1	675958	IZ07017428	Halilaga	Core	0.339	2350	0	0.01	0.21	0.22
HD-07A	119.5	120.5	1	675959	IZ07017428	Halilaga	Core	0.472	3340	0	0.01	0.29	0.32
HD-07A	123.5	124.5	1	675965	IZ07017428	Halilaga	Core	0.478	2600	0	0.02	0.23	0.25
HD-07A	128.5	129.5	1	675971	IZ07017428	Halilaga	Core	0.336	2270	0	0.02	0.19	0.22
HD-07A	130.5	131.5	1	675973	IZ07017428	Halilaga	Core	0.561	5240	0.01	0.02	0.44	0.51
HD-07A	131.5	132.5	1	675974	IZ07017428	Halilaga	Core	0.287	2250	0	0.01	0.18	0.22
HD-07A	132.5	133.5	1	675975	IZ07017428	Halilaga	Core	0.437	3230	0	0.02	0.29	0.32
HD-07A	134.5	135.5	1	675977	IZ07017428	Halilaga	Core	0.38	2460	0	0.02	0.19	0.24
HD-07A	135.5	136.5	1	675978	IZ07017428	Halilaga	Core	0.373	2730	0	0.01	0.23	0.27
HD-07A	136.5	137.5	1	675979	IZ07017428	Halilaga	Core	0.323	2520	0	0.01	0.22	0.24
HD-07A	137.5	138.5	1	675980	IZ07017428	Halilaga	Core	0.692	3790	0	0.02	0.31	0.38
HD-07A	138.5	139.5	1	675982	IZ07017428	Halilaga	Core	0.335	2420	0	0.01	0.22	0.25

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-07A	139.5	140.5	1	675984	IZ07017428	Halilaga	Core	0.504	3430	0	0.02	0.3	0.36
HD-07A	142.5	143.5	1	675988	IZ07017428	Halilaga	Core	0.376	2280	0	0.01	0.2	0.23
HD-07A	143.5	144.5	1	675989	IZ07017428	Halilaga	Core	0.4	2750	0	0.02	0.22	0.28
HD-07A	144.5	145.5	1	675990	IZ07017428	Halilaga	Core	0.428	2040	0	0.01	0.18	0.21
HD-07A	146.5	147.5	1	675992	IZ07017428	Halilaga	Core	0.263	2100	0	0.01	0.17	0.21
HD-07A	151.5	152.5	1	675997	IZ07017428	Halilaga	Core	0.479	3800	0.02	0.05	0.26	0.37
HD-07A	152.5	153.5	1	675998	IZ07017428	Halilaga	Core	0.461	2800	0.01	0.03	0.22	0.28
HD-07A	154.5	155.5	1	676000	IZ07017428	Halilaga	Core	0.369	2370	0	0.02	0.2	0.24
HD-07A	158.5	159.5	1	681007	IZ07017428	Halilaga	Core	0.333	2820	0	0.02	0.23	0.28
HD-07A	160.5	161.5	1	681009	IZ07017428	Halilaga	Core	0.496	3590	0	0.02	0.31	0.38
HD-07A	161.5	162.5	1	681010	IZ07017428	Halilaga	Core	0.29	2180	0.01	0.02	0.2	0.23
HD-07A	162.5	163.5	1	681011	IZ07017428	Halilaga	Core	0.321	2770	0	0.01	0.23	0.29
HD-07A	163.5	164.5	1	681012	IZ07017428	Halilaga	Core	0.429	3360	0.01	0.02	0.27	0.33
HD-07A	164.5	165.5	1	681013	IZ07017428	Halilaga	Core	0.517	3990	0	0.01	0.37	0.41
HD-07A	166.5	167.5	1	681015	IZ07017428	Halilaga	Core	0.46	3560	0.01	0.02	0.33	0.37
HD-07A	174.5	175.5	1	681024	IZ07017428	Halilaga	Core	0.341	2290	0	0.01	0.21	0.23
HD-07A	177.5	178.5	1	681027	IZ07017428	Halilaga	Core	0.259	2190	0.01	0.02	0.2	0.23
HD-07A	181.5	182.5	1	681031	IZ07017428	Halilaga	Core	0.432	2840	0	0.02	0.26	0.29
HD-07A	182.5	183.5	1	681032	IZ07017428	Halilaga	Core	0.674	5550	0.01	0.04	0.5	0.56
HD-07A	183.5	184.5	1	681033	IZ07017428	Halilaga	Core	0.35	2110	0	0.01	0.2	0.21
HD-07A	186.5	187.5	1	681036	IZ07017428	Halilaga	Core	0.257	2010	0	0.01	0.18	0.2
HD-07A	188.5	189.5	1	681038	IZ07017428	Halilaga	Core	0.381	3030	0.01	0.01	0.28	0.3
HD-07A	190.5	191.5	1	681040	IZ07017428	Halilaga	Core	0.291	2400	0.01	0.01	0.22	0.24
HD-07A	191.5	192.5	1	681042	IZ07017428	Halilaga	Core	0.302	2190	0	0.02	0.18	0.21
HD-07A	192.5	193.5	1	681044	IZ07017428	Halilaga	Core	0.272	2150	0	0.02	0.19	0.22
HD-07A	194.5	195.5	1	681047	IZ07017428	Halilaga	Core	0.271	2540	0.01	0.02	0.24	0.25
HD-07A	196.5	197.5	1	681049	IZ07017428	Halilaga	Core	0.43	3370	0.01	0.02	0.31	0.34
HD-07A	203.5	204.5	1	681056	IZ07017428	Halilaga	Core	0.236	2080	0	0.01	0.16	0.22
HD-07A	207.5	208.5	1	681060	IZ07017428	Halilaga	Core	0.523	4650	0.01	0.03	0.39	0.49
HD-07A	217.5	218.5	1	681073	IZ07017428	Halilaga	Core	0.309	2720	0	0.02	0.22	0.27

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-07A	218.5	219.5	1	681074	IZ07017428	Halilaga	Core	0.28	2240	0.01	0.02	0.19	0.23
HD-07A	220.5	221.5	1	681076	IZ07017428	Halilaga	Core	0.305	2620	0	0.02	0.22	0.26
HD-07A	224.5	225.5	1	681080	IZ07017428	Halilaga	Core	0.314	2680	0.01	0.02	0.22	0.27
HD-07A	227.5	228.5	1	681085	IZ07017428	Halilaga	Core	0.31	2460	0.01	0.02	0.21	0.25
HD-07A	230.5	231.5	1	681089	IZ07017428	Halilaga	Core	0.301	2140	0	0.03	0.17	0.21
HD-07A	232.5	233.5	1	681091	IZ07017428	Halilaga	Core	0.326	2930	0.01	0.02	0.23	0.29
HD-07A	237.5	238.5	1	681096	IZ07017428	Halilaga	Core	0.304	2300	0	0.02	0.19	0.23
HD-07A	238.5	239.5	1	681097	IZ07017428	Halilaga	Core	0.514	4380	0.01	0.03	0.35	0.44
HD-07A	239.5	240.5	1	681098	IZ07017428	Halilaga	Core	0.422	3730	0.01	0.02	0.32	0.37
HD-07A	240.5	241.5	1	681099	IZ07017428	Halilaga	Core	0.361	3430	0.01	0.02	0.28	0.33
HD-07A	242.5	243.5	1	681102	IZ07017428	Halilaga	Core	0.239	2050	0	0.02	0.17	0.2
HD-07A	244.5	245.5	1	681105	IZ07017428	Halilaga	Core	0.297	2570	0.01	0.02	0.18	0.23
HD-07A	246.5	247.5	1	681107	IZ07017428	Halilaga	Core	0.395	3200	0.01	0.03	0.32	0.36
HD-07A	247.5	248.5	1	681108	IZ07017428	Halilaga	Core	0.734	4640	0.01	0.03	0.35	0.44
HD-07A	248.5	249.5	1	681109	IZ07017428	Halilaga	Core	0.375	4180	0.01	0.03	0.3	0.38
HD-07A	249.5	250.5	1	681110	IZ07017428	Halilaga	Core	0.345	2570	0.01	0.02	0.21	0.24
HD-07A	250.5	251.5	1	681111	IZ07017428	Halilaga	Core	0.28	2240	0	0.02	0.17	0.2
HD-07A	251.5	252.5	1	681112	IZ07017428	Halilaga	Core	0.33	2370	0.01	0.02	0.18	0.22
HD-07A	252.5	253.5	1	681113	IZ07017428	Halilaga	Core	0.292	2170	0.01	0.02	0.14	0.2
HD-07A	253.5	254.5	1	681114	IZ07017428	Halilaga	Core	0.306	2700	0.01	0.02	0.2	0.27
HD-07A	254.5	255.5	1	681115	IZ07017428	Halilaga	Core	0.277	2030	0	0.02	0.17	0.2
HD-07A	256.5	257.5	1	681117	IZ07017428	Halilaga	Core	0.311	2410	0.01	0.02	0.21	0.24
HD-07A	258.5	259.5	1	681119	IZ07017428	Halilaga	Core	0.4	2650	0.01	0.03	0.22	0.27
HD-07A	261.5	262.5	1	681124	IZ07017428	Halilaga	Core	0.272	2400	0	0.02	0.16	0.22
HD-07A	263.5	264.5	1	681127	IZ07017428	Halilaga	Core	0.416	3160	0.01	0.02	0.27	0.32
HD-07A	265.5	266.5	1	681129	IZ07017428	Halilaga	Core	0.574	2420	0.01	0.02	0.22	0.25
HD-07A	266.5	267.5	1	681130	IZ07017428	Halilaga	Core	0.881	5790	0.01	0.03	0.49	0.57
HD-07A	267.5	268.5	1	681131	IZ07017428	Halilaga	Core	0.544	4240	0.01	0.03	0.34	0.42
HD-07A	268.5	269.5	1	681132	IZ07017428	Halilaga	Core	0.625	4540	0.01	0.03	0.4	0.44
HD-07A	269.5	270.5	1	681133	IZ07017428	Halilaga	Core	0.553	3780	0.01	0.02	0.34	0.39

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-07A	270.5	271.5	1	681134	IZ07017428	Halilaga	Core	0.571	3890	0.01	0.04	0.33	0.4
HD-07A	271.5	272.5	1	681135	IZ07017428	Halilaga	Core	0.357	2220	0.01	0.02	0.19	0.22
HD-07A	272.5	273.5	1	681136	IZ07017428	Halilaga	Core	0.345	2760	0.01	0.02	0.23	0.28
HD-07A	277.5	278.5	1	681142	IZ07017428	Halilaga	Core	0.413	2550	0	0.02	0.24	0.26
HD-07A	280.5	281.5	1	681147	IZ07017428	Halilaga	Core	0.246	2190	0	0.02	0.19	0.22
HD-07A	281.5	282.5	1	681148	IZ07017428	Halilaga	Core	0.287	3930	0.01	0.03	0.35	0.38
HD-07A	282.5	283.5	1	681149	IZ07017428	Halilaga	Core	0.189	2360	0	0.02	0.2	0.23
HD-07A	285.5	286.5	1	681152	IZ07017428	Halilaga	Core	0.298	2290	0	0.02	0.2	0.24
HD-07A	289.5	290.5	1	681156	IZ07017428	Halilaga	Core	0.379	3940	0.01	0.03	0.36	0.4
HD-07A	290.5	291.5	1	681157	IZ07017428	Halilaga	Core	0.238	2310	0.01	0.02	0.2	0.23
HD-07A	291.5	292.5	1	681158	IZ07017428	Halilaga	Core	0.294	2230	0	0.02	0.19	0.22
HD-07A	293.5	294.5	1	681160	IZ07017428	Halilaga	Core	0.459	4550	0.01	0.03	0.43	0.47
HD-07A	294.5	295.5	1	681162	IZ07017428	Halilaga	Core	0.435	3510	0.01	0.03	0.31	0.36
HD-07A	295.5	296.5	1	681164	IZ07017428	Halilaga	Core	0.316	3170	0.01	0.03	0.29	0.32
HD-07A	296.5	297.5	1	681165	IZ07017428	Halilaga	Core	0.25	2820	0.01	0.02	0.25	0.28
HD-07A	297.5	298.5	1	681167	IZ07017428	Halilaga	Core	0.244	3050	0.01	0.03	0.28	0.3
HD-07A	300.5	301.5	1	681170	IZ07017428	Halilaga	Core	0.948	5610	0.01	0.05	0.49	0.56
HD-07A	301.5	302.5	1	681171	IZ07017428	Halilaga	Core	0.489	4350	0.01	0.03	0.4	0.43
HD-07A	310.5	311.5	1	681180	IZ07017428	Halilaga	Core	0.24	2480	0.01	0.03	0.19	0.24
HD-07A	311.5	312.5	1	681182	IZ07017428	Halilaga	Core	0.266	2380	0	0.02	0.22	0.24
HD-07A	323.5	324.5	1	681196	IZ07017428	Halilaga	Core	0.219	2110	0.01	0.02	0.18	0.21
HD-08	183.7	184.7	1	681386	IZ07027874	Halilaga	Core	0.54	3690	0.01	0.01	0.34	0.36
HD-08	198.7	199.7	1	681403	IZ07027874	Halilaga	Core	0.347	2300	0	0.01	0.21	0.23
HD-08	199.7	200.7	1	681404	IZ07027874	Halilaga	Core	0.339	2070	0	0.01	0.18	0.21
HD-08	200.7	201.7	1	681406	IZ07027874	Halilaga	Core	0.423	2370	0	0.01	0.23	0.24
HD-08	201.7	202.7	1	681408	IZ07027874	Halilaga	Core	0.347	2200	0	0.01	0.18	0.22
HD-08	202.7	203.7	1	681409	IZ07027874	Halilaga	Core	0.313	2250	0	0.01	0.2	0.22
HD-08	208.7	209.7	1	681416	IZ07027874	Halilaga	Core	0.303	2220	0.01	0.01	0.2	0.22
HD-08	209.7	210.7	1	681417	IZ07027874	Halilaga	Core	0.449	2430	0	0.02	0.23	0.26
HD-08	211.7	212.7	1	681419	IZ07027874	Halilaga	Core	0.299	2200	0	0.03	0.18	0.22

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-08	212.7	213.7	1	681420	IZ07027874	Halilaga	Core	0.445	2450	0	0.02	0.21	0.25
HD-08	217.7	218.7	1	681426	IZ07027874	Halilaga	Core	0.441	2030	0	0.01	0.18	0.22
HD-08	226.7	227.7	1	681437	IZ07027874	Halilaga	Core	0.384	2460	0.01	0.02	0.2	0.25
HD-08	227.7	228.7	1	681438	IZ07027874	Halilaga	Core	0.416	2140	0	0.01	0.19	0.23
HD-08	229.7	230.7	1	681440	IZ07027874	Halilaga	Core	0.4	2020	0	0.01	0.2	0.2
HD-08	230.7	231.7	1	681441	IZ07027874	Halilaga	Core	0.304	2160	0	0.01	0.2	0.23
HD-08	232.7	233.7	1	681443	IZ07027874	Halilaga	Core	0.528	2820	0	0.01	0.26	0.29
HD-08	233.7	234.7	1	681444	IZ07027875	Halilaga	Core	0.448	2710	0	0.01	0.26	0.28
HD-08	236.7	237.7	1	681449	IZ07027875	Halilaga	Core	0.35	2210	0	0.01	0.18	0.2
HD-08	239.7	240.7	1	681453	IZ07027875	Halilaga	Core	0.346	2340	0	0.01	0.21	0.23
HD-08	240.7	241.7	1	681454	IZ07027875	Halilaga	Core	0.395	2300	0	0.01	0.17	0.23
HD-08	243.7	244.7	1	681457	IZ07027875	Halilaga	Core	0.469	2320	0	0.01	0.2	0.22
HD-08	245.7	246.7	1	681459	IZ07027875	Halilaga	Core	0.361	2260	0	0.01	0.2	0.22
HD-08	248	249	1	681461	IZ07027875	Halilaga	Core	0.781	4150	0.01	0.02	0.38	0.38
HD-08	249	250	1	681462	IZ07027875	Halilaga	Core	0.715	5290	0.01	0.02	0.47	0.49
HD-08	250	250.6	0.6	681463	IZ07027875	Halilaga	Core	1.01	4300	0.01	0.02	0.38	0.41
HD-08	250.6	251.3	0.7	681464	IZ07027875	Halilaga	Core	0.632	2640	0	0.01	0.24	0.26
HD-08	252.3	253.3	1	681468	IZ07027875	Halilaga	Core	0.562	2760	0	0.01	0.25	0.26
HD-08	253.3	254.4	1.1	681469	IZ07027875	Halilaga	Core	0.52	3400	0	0.01	0.3	0.33
HD-08	254.4	255.4	1	681471	IZ07027875	Halilaga	Core	0.683	3150	0.01	0.02	0.28	0.3
HD-08	255.4	256.3	0.9	681472	IZ07027875	Halilaga	Core	0.555	2150	0	0.01	0.17	0.21
HD-08	256.3	257.3	1	681473	IZ07027875	Halilaga	Core	0.634	3140	0.01	0.02	0.25	0.3
HD-08	257.3	258.3	1	681474	IZ07027875	Halilaga	Core	0.559	2950	0	0.01	0.26	0.28
HD-08	258.3	259.3	1	681475	IZ07027875	Halilaga	Core	1.365	6380	0.01	0.03	0.61	0.66
HD-08	259.3	260.3	1	681476	IZ07027875	Halilaga	Core	0.81	5280	0.01	0.02	0.45	0.52
HD-08	260.3	261.3	1	681477	IZ07027875	Halilaga	Core	0.719	3320	0	0.01	0.3	0.32
HD-08	261.3	262.3	1	681478	IZ07027875	Halilaga	Core	0.475	2030	0	0.01	0.19	0.2
HD-08	262.3	263.3	1	681479	IZ07027875	Halilaga	Core	0.805	2750	0	0.01	0.22	0.26
HD-08	263.3	264.3	1	681480	IZ07027875	Halilaga	Core	0.886	3000	0	0.01	0.25	0.29
HD-08	264.3	264.9	0.6	681481	IZ07027875	Halilaga	Core	1.345	4700	0.01	0.02	0.42	0.43

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-08	264.9	265.9	1	681482	IZ07027875	Halilaga	Core	0.553	2370	0	0.01	0.22	0.23
HD-08	266.9	267.8	0.9	681484	IZ07027875	Halilaga	Core	0.638	2180	0	0.01	0.21	0.21
HD-08	267.8	268.4	0.6	681486	IZ07027875	Halilaga	Core	0.977	2620	0	0.01	0.24	0.25
HD-08	269.4	270.2	0.8	681489	IZ07027875	Halilaga	Core	1.02	3930	0.01	0.02	0.35	0.37
HD-08	270.2	271.2	1	681491	IZ07027875	Halilaga	Core	1.465	5570	0.01	0.03	0.52	0.56
HD-08	271.2	272.2	1	681492	IZ07027875	Halilaga	Core	1.045	4260	0.01	0.02	0.37	0.41
HD-08	272.2	273.2	1	681493	IZ07027875	Halilaga	Core	0.731	2410	0	0.01	0.22	0.24
HD-08	273.2	274.2	1	681494	IZ07027875	Halilaga	Core	0.822	3520	0.01	0.01	0.31	0.34
HD-08	274.2	275.2	1	681495	IZ07027875	Halilaga	Core	1.25	4800	0.01	0.02	0.39	0.48
HD-08	275.2	276.2	1	681496	IZ07027875	Halilaga	Core	0.739	2550	0	0.01	0.23	0.25
HD-08	276.2	277.2	1	681497	IZ07027875	Halilaga	Core	1.225	5000	0.01	0.02	0.46	0.49
HD-08	277.2	278.2	1	681498	IZ07027875	Halilaga	Core	1.95	7370	0.01	0.04	0.66	0.73
HD-08	278.2	279.2	1	681499	IZ07027875	Halilaga	Core	1.265	5220	0.01	0.02	0.48	0.5
HD-08	279.2	280.2	1	681500	IZ07027875	Halilaga	Core	0.677	2330	0	0.01	0.22	0.22
HD-08	280.2	281.2	1	681501	IZ07027875	Halilaga	Core	0.485	2280	0	0.01	0.19	0.21
HD-08	281.2	282.2	1	681502	IZ07027875	Halilaga	Core	0.426	2080	0	0.01	0.18	0.2
HD-08	282.2	283.2	1	681503	IZ07027875	Halilaga	Core	0.373	2410	0	0.01	0.21	0.24
HD-08	283.2	284.2	1	681504	IZ07027875	Halilaga	Core	0.915	5110	0.01	0.02	0.48	0.5
HD-08	284.2	285.2	1	681506	IZ07027875	Halilaga	Core	1.05	6440	0.02	0.04	0.61	0.66
HD-08	285.2	286.2	1	681508	IZ07027875	Halilaga	Core	1.21	6000	0.01	0.03	0.55	0.62
HD-08	286.2	287.2	1	681509	IZ07027875	Halilaga	Core	0.852	4350	0.01	0.02	0.36	0.41
HD-08	287.2	288.2	1	681511	IZ07027875	Halilaga	Core	0.838	3960	0.01	0.02	0.34	0.38
HD-08	288.2	289.2	1	681512	IZ07027875	Halilaga	Core	1.325	6330	0.01	0.03	0.54	0.6
HD-08	289.2	290.2	1	681513	IZ07027875	Halilaga	Core	1.325	6450	0.01	0.03	0.54	0.64
HD-08	290.2	291.2	1	681514	IZ07027875	Halilaga	Core	0.714	3240	0	0.01	0.29	0.3
HD-08	291.2	292.2	1	681515	IZ07027875	Halilaga	Core	1.03	4780	0.01	0.02	0.4	0.45
HD-08	292.2	293.2	1	681516	IZ07027875	Halilaga	Core	1.455	6630	0.01	0.03	0.6	0.66
HD-08	293.2	294.2	1	681517	IZ07027875	Halilaga	Core	0.98	3640	0.01	0.02	0.3	0.33
HD-08	294.2	295.2	1	681518	IZ07027875	Halilaga	Core	0.445	2670	0	0.01	0.21	0.25
HD-08	295.2	296.2	1	681519	IZ07027875	Halilaga	Core	0.618	2870	0	0.01	0.26	0.28

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-08	296.2	297.2	1	681520	IZ07027875	Halilaga	Core	0.944	5860	0.01	0.03	0.57	0.65
HD-08	297.2	298.2	1	681521	IZ07027875	Halilaga	Core	0.722	3520	0.01	0.02	0.3	0.34
HD-08	298.2	299.2	1	681522	IZ07027875	Halilaga	Core	0.86	4470	0.01	0.02	0.35	0.41
HD-08	299.2	300.2	1	681523	IZ07027875	Halilaga	Core	1.265	6150	0.01	0.03	0.49	0.59
HD-08	300.2	301.2	1	681524	IZ07027875	Halilaga	Core	1.185	6830	0.01	0.04	0.62	0.7
HD-08	301.2	302.2	1	681526	IZ07027875	Halilaga	Core	1.12	5480	0.01	0.03	0.51	0.53
HD-08	302.2	303.2	1	681528	IZ07027875	Halilaga	Core	0.963	4880	0.01	0.03	0.46	0.47
HD-08	303.2	304.2	1	681529	IZ07027875	Halilaga	Core	0.966	4620	0.01	0.02	0.41	0.44
HD-08	304.2	305.2	1	681531	IZ07027875	Halilaga	Core	0.82	4570	0.01	0.01	0.39	0.42
HD-08	305.2	306.2	1	681532	IZ07027875	Halilaga	Core	0.871	3670	0.01	0.01	0.33	0.33
HD-08	306.2	307.2	1	681533	IZ07027875	Halilaga	Core	0.626	3900	0.01	0.01	0.33	0.37
HD-08	307.2	308.2	1	681534	IZ07027875	Halilaga	Core	0.526	2940	0.01	0.02	0.21	0.28
HD-08	308.2	309.2	1	681535	IZ07027875	Halilaga	Core	0.439	2800	0.01	0.01	0.24	0.25
HD-08	309.2	310.2	1	681536	IZ07027875	Halilaga	Core	0.751	5590	0.01	0.03	0.5	0.53
HD-08	310.2	311.2	1	681537	IZ07027875	Halilaga	Core	0.992	4550	0.02	0.03	0.33	0.42
HD-08	311.2	312.2	1	681538	IZ07027875	Halilaga	Core	0.696	3800	0.01	0.02	0.32	0.36
HD-08	312.2	313.2	1	681539	IZ07027875	Halilaga	Core	0.353	2180	0	0.01	0.21	0.21
HD-08	313.2	314.2	1	681540	IZ07027875	Halilaga	Core	0.601	3770	0.01	0.02	0.3	0.37
HD-08	314.2	315.2	1	681541	IZ07027875	Halilaga	Core	0.51	3040	0.01	0.02	0.26	0.28
HD-08	315.2	316.2	1	681542	IZ07027875	Halilaga	Core	0.42	2110	0.01	0.01	0.18	0.2
HD-08	316.2	317.2	1	681543	IZ07027875	Halilaga	Core	0.384	2690	0.01	0.01	0.23	0.25
HD-08	317.2	318.2	1	681544	IZ07027875	Halilaga	Core	0.576	2750	0.01	0.02	0.23	0.26
HD-08	319.2	320.2	1	681548	IZ07027875	Halilaga	Core	0.413	2170	0	0.01	0.17	0.21
HD-08	320.2	321.2	1	681549	IZ07027875	Halilaga	Core	0.407	2180	0.01	0.02	0.21	0.22
HD-08	321.2	322.2	1	681551	IZ07027875	Halilaga	Core	0.512	2810	0.01	0.02	0.26	0.29
HD-08	322.2	323.2	1	681552	IZ07027875	Halilaga	Core	0.712	3170	0.01	0.02	0.29	0.32
HD-08	323.2	324.2	1	681553	IZ07027875	Halilaga	Core	0.891	4700	0.01	0.02	0.46	0.48
HD-08	324.2	325.2	1	681554	IZ07027875	Halilaga	Core	1.445	5480	0.02	0.05	0.46	0.56
HD-08	325.2	326.2	1	681555	IZ07027875	Halilaga	Core	0.636	3750	0.01	0.02	0.34	0.36
HD-08	326.2	327.2	1	681556	IZ07027875	Halilaga	Core	1.035	5650	0.01	0.03	0.53	0.58

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-08	327.2	328.2	1	681557	IZ07027875	Halilaga	Core	1.19	5860	0.02	0.03	0.55	0.61
HD-08	328.2	329.2	1	681558	IZ07027875	Halilaga	Core	0.425	2550	0.01	0.01	0.24	0.25
HD-08	333.2	334.2	1	681563	IZ07027875	Halilaga	Core	0.786	4540	0.01	0.03	0.41	0.45
HD-08	335.2	336.2	1	681566	IZ07027875	Halilaga	Core	0.54	2360	0.01	0.02	0.22	0.23
HD-08	337.2	338.2	1	681569	IZ07027875	Halilaga	Core	0.454	2780	0.01	0.02	0.26	0.27
HD-08	338.2	339.2	1	681571	IZ07027875	Halilaga	Core	0.444	2010	0.01	0.02	0.18	0.2
HD-08	342.2	343.2	1	681575	IZ07027875	Halilaga	Core	0.492	2520	0	0.02	0.22	0.26
HD-08	343.2	344.2	1	681576	IZ07027875	Halilaga	Core	0.653	2830	0.01	0.03	0.21	0.29
HD-08	344.2	345.2	1	681577	IZ07027875	Halilaga	Core	0.487	2590	0.01	0.03	0.21	0.27
HD-08	345.2	346.2	1	681578	IZ07027875	Halilaga	Core	0.558	3100	0.01	0.03	0.27	0.31
HD-08	347.2	348.2	1	681580	IZ07027875	Halilaga	Core	0.362	2190	0	0.02	0.17	0.23
HD-08	348.2	349.2	1	681581	IZ07027875	Halilaga	Core	0.744	3890	0.01	0.03	0.36	0.39
HD-08	349.2	350.2	1	681582	IZ07027875	Halilaga	Core	0.458	2330	0	0.02	0.22	0.24
HD-08	350.2	351.2	1	681583	IZ07027875	Halilaga	Core	1.03	2800	0.01	0.03	0.25	0.29
HD-08	351.2	352.2	1	681584	IZ07027875	Halilaga	Core	1.24	4640	0.01	0.03	0.38	0.45
HD-08	352.2	353.2	1	681586	IZ07027875	Halilaga	Core	0.404	2310	0	0.02	0.21	0.23
HD-08	353.2	354.2	1	681588	IZ07027875	Halilaga	Core	0.663	3290	0.01	0.03	0.26	0.33
HD-08	354.2	355.3	1.1	681589	IZ07027875	Halilaga	Core	1.01	4700	0.01	0.03	0.41	0.47
HD-08	355.3	356.3	1	681591	IZ07027875	Halilaga	Core	0.61	3480	0.01	0.03	0.31	0.35
HD-08	356.3	357.3	1	681592	IZ07027875	Halilaga	Core	0.324	2050	0	0.02	0.16	0.21
HD-08	357.3	358.3	1	681593	IZ07027875	Halilaga	Core	0.401	2480	0	0.02	0.22	0.26
HD-08	360.3	361.3	1	681596	IZ07027875	Halilaga	Core	0.493	2640	0	0.02	0.23	0.27
HD-08	361.3	362.3	1	681597	IZ07027875	Halilaga	Core	0.766	3250	0	0.03	0.26	0.33
HD-08	362.3	363.3	1	681598	IZ07027875	Halilaga	Core	0.344	3040	0	0.03	0.28	0.31
HD-08	364.3	365.35	1.05	681600	IZ07027875	Halilaga	Core	0.469	2640	0	0.02	0.2	0.24
HD-08	365.35	366.6	1.25	681601	IZ07027875	Halilaga	Core	0.497	2690	0	0.02	0.24	0.29
HD-08	366.6	367.2	0.6	681602	IZ07027875	Halilaga	Core	0.606	2700	0	0.02	0.24	0.27
HD-08	367.2	368.3	1.1	681603	IZ07027875	Halilaga	Core	0.462	2550	0	0.02	0.23	0.25
HD-08	369.4	370.5	1.1	681606	IZ07027875	Halilaga	Core	0.33	2060	0	0.02	0.19	0.21
HD-08	370.5	371.6	1.1	681608	IZ07027875	Halilaga	Core	0.634	3170	0	0.03	0.27	0.31

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-08	371.6	372.6	1	681609	IZ07027875	Halilaga	Core	0.928	8700	0.01	0.05	0.83	0.89
HD-08	372.6	373.6	1	681611	IZ07027875	Halilaga	Core	0.601	4050	0.01	0.03	0.38	0.41
HD-08	373.6	374.25	0.65	681612	IZ07027875	Halilaga	Core	0.471	2560	0	0.02	0.23	0.26
HD-08	376.15	377.1	0.95	681615	IZ07027875	Halilaga	Core	0.988	5190	0.01	0.04	0.48	0.55
HD-08	377.1	378	0.9	681616	IZ07027875	Halilaga	Core	0.734	3630	0.01	0.02	0.31	0.36
HD-08	378	379.05	1.05	681617	IZ07027875	Halilaga	Core	0.988	4750	0.01	0.04	0.4	0.49
HD-08	379.05	380.05	1	681618	IZ07027875	Halilaga	Core	0.549	2940	0.01	0.02	0.26	0.24
HD-08	380.05	381.05	1	681619	IZ07027875	Halilaga	Core	0.39	2420	0	0.04	0.2	0.29
HD-08	385.1	385.8	0.7	681624	IZ07027875	Halilaga	Core	0.354	2100	0	0.01	0.18	0.21
HD-08	392.9	394	1.1	681635	IZ07027875	Halilaga	Core	0.433	2260	0	0.01	0.19	0.22
HD-08	396	397	1	681638	IZ07027875	Halilaga	Core	0.503	3040	0	0.01	0.26	0.29
HD-08	397	398	1	681639	IZ07027875	Halilaga	Core	0.975	5640	0.01	0.02	0.5	0.56
HD-08	398	399	1	681640	IZ07027875	Halilaga	Core	0.544	3820	0.01	0.02	0.3	0.37
HD-08	399	400	1	681641	IZ07027875	Halilaga	Core	1.375	8830	0.01	0.04	0.79	0.88
HD-08	402	403.05	1.05	681644	IZ07027875	Halilaga	Core	0.408	2410	0	0.01	0.2	0.23
HD-08	405	406.1	1.1	681649	IZ07027875	Halilaga	Core	0.357	2510	0.01	0.03	0.17	0.21
HD-08	406.1	407.2	1.1	681651	IZ07027875	Halilaga	Core	0.411	2440	0.01	0.03	0.16	0.22
HD-08	408.2	409.2	1	681653	IZ07027875	Halilaga	Core	0.444	3070	0.01	0.02	0.25	0.29
HD-08	410.2	411.2	1	681655	IZ07027875	Halilaga	Core	0.336	2120	0.01	0.02	0.16	0.2
HD-08	411.2	412.4	1.2	681656	IZ07027875	Halilaga	Core	0.365	2560	0.01	0.02	0.21	0.24
HD-08	417.2	418.2	1	681662	IZ07027875	Halilaga	Core	0.371	2430	0.01	0.02	0.2	0.25
HD-08	418.2	419.4	1.2	681663	IZ07027875	Halilaga	Core	0.413	2600	0.01	0.02	0.22	0.26
HD-08	421.4	422.4	1	681668	IZ07027875	Halilaga	Core	0.442	2300	0.01	0.03	0.18	0.22
HD-08	422.4	423.4	1	681669	IZ07027875	Halilaga	Core	0.44	2540	0.01	0.02	0.21	0.25
HD-08	423.4	424.4	1	681671	IZ07027875	Halilaga	Core	0.305	2430	0.01	0.03	0.2	0.24
HD-08	425.5	426.5	1	681673	IZ07027875	Halilaga	Core	0.321	2900	0.01	0.02	0.23	0.29
HD-08	427.5	428.5	1	681675	IZ07027875	Halilaga	Core	0.374	2380	0.01	0.02	0.17	0.24
HD-08	430.5	431.6	1.1	681678	IZ07027875	Halilaga	Core	0.479	3160	0.01	0.03	0.25	0.31
HD-08	432.6	433.6	1	681680	IZ07027875	Halilaga	Core	0.521	2860	0.01	0.03	0.22	0.3
HD-09	283.3	284.4	1.1	681939	IZ07026715	Halilaga	Core	0.037	2370

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-10	137	138.1	1.1	682124	IZ07042430;IZ07042430RA	Halilaga	Core	0.409	2900
HD-12A	350.45	351.5	1.05	682851	IZ07053651	Halilaga	Core	0.274	5010
HD-13	80.6	81.4	0.8	682921	IZ07059226	Halilaga	Core	0.198	2120
HD-13	81.4	82.2	0.8	682922	IZ07059226	Halilaga	Core	0.132	2050
HD-13	82.4	83.4	1	682924	IZ07059226	Halilaga	Core	0.169	2180
HD-13	83.4	84.5	1.1	682925	IZ07059226	Halilaga	Core	0.616	4480
HD-13	84.5	86	1.5	682926	IZ07059226	Halilaga	Core	1.445	8510
HD-13	86	87.5	1.5	682927	IZ07059226	Halilaga	Core	1.95	11500
HD-13	87.5	89	1.5	682928	IZ07059226	Halilaga	Core	1.295	9010
HD-13	89	90.5	1.5	682929	IZ07059226	Halilaga	Core	1.3	9250
HD-13	90.5	91.9	1.4	682930	IZ07059226	Halilaga	Core	0.942	7930
HD-13	91.9	93.4	1.5	682931	IZ07059226	Halilaga	Core	1.15	8500
HD-13	93.4	94.8	1.4	682932	IZ07059226	Halilaga	Core	0.593	3580
HD-13	94.8	96.1	1.3	682934	IZ07059226	Halilaga	Core	0.279	2010
HD-13A	97	98.5	1.5	682942	IZ07063030	Halilaga	Core	0.202	2320	0	0.01	0.21	0.24
HD-13A	100	101.5	1.5	682944	IZ07063030	Halilaga	Core	0.234	2580	0	0.02	0.22	0.26
HD-13A	101.5	103	1.5	682945	IZ07063030	Halilaga	Core	0.166	2160	0.01	0.02	0.19	0.22
HD-13A	103	104.5	1.5	682946	IZ07063030	Halilaga	Core	0.269	2540	0.01	0.02	0.23	0.26
HD-13A	104.5	105.5	1	682947	IZ07063030	Halilaga	Core	0.248	2730	0.01	0.02	0.23	0.27
HD-13A	105.5	106.6	1.1	682948	IZ07063030	Halilaga	Core	0.213	2110	0	0.01	0.19	0.21
HD-13A	106.6	107.6	1	682949	IZ07063030	Halilaga	Core	1.735	11000	0.03	0.08	1	1.11
HD-13A	107.6	108.4	0.8	682950	IZ07063030	Halilaga	Core	1.51	9540	0.03	0.05	0.91	0.98
HD-13A	108.4	109.5	1.1	682951	IZ07063030	Halilaga	Core	2.31	13600	0.03	0.06	1.23	1.38
HD-13A	109.5	111	1.5	682952	IZ07063030	Halilaga	Core	1.4	7870	0.03	0.04	0.77	0.86
HD-13A	111	113	2	682953	IZ07063030	Halilaga	Core	1.75	11750	0.02	0.05	1.08	1.18
HD-13A	113	114.4	1.4	682954	IZ07063030	Halilaga	Core	1.55	8580	0.02	0.04	0.82	0.94
HD-13A	114.4	115.6	1.2	682955	IZ07063030	Halilaga	Core	0.961	6490	0.01	0.02	0.59	0.66
HD-13A	115.6	117	1.4	682956	IZ07063030	Halilaga	Core	1.27	8310	0.02	0.04	0.72	0.83
HD-13A	117	118.5	1.5	682958	IZ07063030	Halilaga	Core	1.165	6010	0.02	0.03	0.54	0.62
HD-13A	118.5	120	1.5	682960	IZ07063030	Halilaga	Core	1.735	10900	0.03	0.07	0.97	1.1

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-13A	120	121.5	1.5	682961	IZ07063030	Halilaga	Core	1.17	8170	0.02	0.04	0.73	0.85
HD-13A	121.5	123	1.5	682963	IZ07063030	Halilaga	Core	1.015	6440	0.01	0.02	0.59	0.64
HD-13A	123	124.5	1.5	682964	IZ07063030	Halilaga	Core	1.51	8150	0.02	0.04	0.77	0.81
HD-13A	124.5	126	1.5	682965	IZ07063030	Halilaga	Core	1.575	9290	0.02	0.04	0.89	0.96
HD-13A	126	127.5	1.5	682966	IZ07063030	Halilaga	Core	0.747	4860	0.01	0.02	0.44	0.48
HD-13A	127.5	129	1.5	682967	IZ07063030	Halilaga	Core	1.11	6340	0.02	0.03	0.55	0.62
HD-13A	129	130.5	1.5	682968	IZ07063030	Halilaga	Core	1.26	7040	0.02	0.03	0.62	0.7
HD-13A	130.5	132	1.5	682969	IZ07063030	Halilaga	Core	1.48	8230	0.02	0.04	0.78	0.85
HD-13A	132	133.5	1.5	682970	IZ07063030	Halilaga	Core	0.6	3680	0.01	0.01	0.35	0.36
HD-13A	133.5	135	1.5	682971	IZ07063030	Halilaga	Core	1.21	7080	0.02	0.02	0.65	0.7
HD-13A	135	136.5	1.5	682972	IZ07063030	Halilaga	Core	0.615	3750	0.01	0.01	0.37	0.38
HD-13A	136.5	138	1.5	682973	IZ07063030	Halilaga	Core	0.876	5430	0.01	0.03	0.5	0.54
HD-13A	138	139	1	682974	IZ07063030	Halilaga	Core	1.405	6020	0.02	0.04	0.53	0.59
HD-13A	139	140.5	1.5	682975	IZ07063030	Halilaga	Core	0.627	3790	0.01	0.02	0.37	0.38
HD-13A	140.5	142	1.5	682976	IZ07063030	Halilaga	Core	0.379	3600	0.01	0.04	0.31	0.35
HD-13A	150	151	1	682987	IZ07063030	Halilaga	Core	0.676	4160	0.01	0.02	0.4	0.43
HD-13A	151	152.5	1.5	682988	IZ07063030	Halilaga	Core	0.639	4580	0.01	0.02	0.42	0.46
HD-13A	152.5	154	1.5	682989	IZ07063030	Halilaga	Core	0.352	2400	0	0.01	0.22	0.23
HD-13A	154	155.5	1.5	682990	IZ07063030	Halilaga	Core	0.469	3320	0.01	0.01	0.32	0.33
HD-13A	155.5	157.4	1.9	682991	IZ07063030	Halilaga	Core	0.698	4830	0.01	0.02	0.43	0.45
HD-13A	157.4	158	0.6	682992	IZ07063030	Halilaga	Core	0.183	2010	0	0.01	0.18	0.2
HD-13A	158	159	1	682993	IZ07063030	Halilaga	Core	0.415	5530	0.01	0.02	0.48	0.52
HD-13A	159	160.5	1.5	682994	IZ07063030	Halilaga	Core	0.771	7090	0.01	0.02	0.64	0.7
HD-13A	160.5	161.1	0.6	682995	IZ07063030	Halilaga	Core	0.426	4230	0.01	0.01	0.42	0.43
HD-13A	161.1	162.1	1	682996	IZ07063030	Halilaga	Core	0.646	5940	0.01	0.04	0.56	0.62
HD-13A	162.1	162.75	0.65	682998	IZ07063030	Halilaga	Core	0.532	4450	0.01	0.03	0.4	0.45
HD-13A	162.75	164	1.25	683000	IZ07063030	Halilaga	Core	0.557	4290	0.01	0.01	0.39	0.41
HD-13A	164	165.5	1.5	694001	IZ07063030	Halilaga	Core	0.434	3500	0.01	0.01	0.3	0.33
HD-13A	165.5	167	1.5	694002	IZ07063030	Halilaga	Core	0.539	4180	0.01	0.01	0.37	0.41
HD-13A	167	168.1	1.1	694003	IZ07063030	Halilaga	Core	0.649	6410	0.01	0.02	0.6	0.64

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-13A	168.1	168.8	0.7	694004	IZ07063030	Halilaga	Core	0.922	7750	0.01	0.02	0.72	0.76
HD-13A	168.8	169.8	1	694005	IZ07063030	Halilaga	Core	0.456	3760	0.02	0.02	0.34	0.37
HD-13A	169.8	171.1	1.3	694006	IZ07063030	Halilaga	Core	0.5	3900	0.01	0.01	0.37	0.4
HD-13A	171.1	171.9	0.8	694007	IZ07063030	Halilaga	Core	0.818	6730	0.01	0.02	0.63	0.65
HD-13A	171.9	173	1.1	694008	IZ07063030	Halilaga	Core	0.528	4330	0.01	0.02	0.4	0.43
HD-13A	173	174.5	1.5	694010	IZ07063030	Halilaga	Core	0.441	3300	0.01	0.01	0.31	0.33
HD-13A	174.5	176	1.5	694011	IZ07063030	Halilaga	Core	0.608	4160	0.01	0.01	0.41	0.43
HD-13A	176	177.5	1.5	694012	IZ07063030	Halilaga	Core	0.75	5530	0.01	0.02	0.52	0.55
HD-13A	177.5	179	1.5	694013	IZ07063030	Halilaga	Core	0.392	3150	0.01	0.01	0.3	0.33
HD-13A	179	180.5	1.5	694014	IZ07063030	Halilaga	Core	0.526	4430	0.01	0.02	0.42	0.44
HD-13A	180.5	182	1.5	694015	IZ07063030	Halilaga	Core	1.125	7470	0.02	0.03	0.72	0.75
HD-13A	182	183.5	1.5	694016	IZ07063030	Halilaga	Core	0.903	6210	0.02	0.03	0.59	0.65
HD-13A	183.5	185	1.5	694017	IZ07063030	Halilaga	Core	1.005	6960	0.01	0.02	0.64	0.68
HD-13A	185	186.5	1.5	694019	IZ07063030	Halilaga	Core	1.21	8290	0.03	0.04	0.8	0.86
HD-13A	186.5	188	1.5	694021	IZ07063030	Halilaga	Core	0.831	7750	0.02	0.02	0.72	0.76
HD-13A	188	189.5	1.5	694022	IZ07063030	Halilaga	Core	0.923	6640	0.02	0.02	0.64	0.68
HD-13A	189.5	191	1.5	694024	IZ07063030	Halilaga	Core	0.544	5050	0.01	0.02	0.48	0.52
HD-13A	191	192.5	1.5	694025	IZ07063030	Halilaga	Core	1.34	8470	0.03	0.03	0.79	0.84
HD-13A	192.5	194	1.5	694026	IZ07063030	Halilaga	Core	1.105	7050	0.02	0.03	0.68	0.75
HD-13A	194	195.5	1.5	694027	IZ07063030	Halilaga	Core	0.723	6650	0.02	0.02	0.63	0.66
HD-13A	195.5	197	1.5	694028	IZ07063030	Halilaga	Core	0.761	5230	0.01	0.02	0.49	0.52
HD-13A	197	198.5	1.5	694029	IZ07063030	Halilaga	Core	1.52	8680	0.02	0.03	0.81	0.87
HD-13A	198.5	200.1	1.6	694030	IZ07063030	Halilaga	Core	0.782	5720	0.02	0.02	0.52	0.55
HD-13A	200.1	201.6	1.5	694031	IZ07063030	Halilaga	Core	1.215	7840	0.02	0.03	0.77	0.8
HD-13A	201.6	203.1	1.5	694032	IZ07063030	Halilaga	Core	1.1	7760	0.02	0.03	0.72	0.77
HD-13A	203.1	204.7	1.6	694033	IZ07063030	Halilaga	Core	0.717	4530	0.01	0.01	0.45	0.47
HD-13A	204.7	206.2	1.5	694034	IZ07063030	Halilaga	Core	0.877	5850	0.02	0.02	0.53	0.6
HD-13A	206.2	207.8	1.6	694035	IZ07063030	Halilaga	Core	1.07	7370	0.03	0.03	0.7	0.74
HD-13A	207.8	209.3	1.5	694036	IZ07063030	Halilaga	Core	0.716	5360	0.01	0.02	0.47	0.52
HD-13A	209.3	210.8	1.5	694037	IZ07063030	Halilaga	Core	0.626	4110	0.01	0.01	0.38	0.4

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-13A	210.8	212.4	1.6	694039	IZ07063030	Halilaga	Core	0.596	4350	0.01	0.01	0.38	0.42
HD-13A	212.4	213.9	1.5	694041	IZ07063030	Halilaga	Core	0.441	4250	0	0.02	0.38	0.4
HD-13A	213.9	215.5	1.6	694042	IZ07063030	Halilaga	Core	0.457	4220	0.01	0.01	0.38	0.4
HD-13A	215.5	216.5	1	694044	IZ07063030	Halilaga	Core	0.591	5840	0.01	0.02	0.5	0.51
HD-13A	216.5	217.5	1	694045	IZ07063030	Halilaga	Core	0.461	3880	0.01	0.02	0.32	0.36
HD-13A	219	220.6	1.6	694047	IZ07063030	Halilaga	Core	0.409	3450	0.01	0.04	0.27	0.32
HD-13A	220.6	222.1	1.5	694048	IZ07063030	Halilaga	Core	0.553	4010	0.01	0.03	0.34	0.4
HD-13A	222.1	223.5	1.4	694049	IZ07063030	Halilaga	Core	0.29	2420	0.01	0.02	0.21	0.23
HD-13A	225	226.6	1.6	694051	IZ07063030	Halilaga	Core	0.39	2640	0.01	0.01	0.24	0.26
HD-13A	226.6	228	1.4	694052	IZ07063030	Halilaga	Core	0.263	2070	0.01	0.01	0.19	0.2
HD-13A	228	229.5	1.5	694053	IZ07063030	Halilaga	Core	0.279	2370	0	0.01	0.22	0.24
HD-13A	229.5	231	1.5	694054	IZ07063030	Halilaga	Core	0.286	2390	0.01	0.01	0.22	0.24
HD-13A	231	232.5	1.5	694055	IZ07063030	Halilaga	Core	0.312	2790	0.01	0.01	0.24	0.27
HD-13A	235.5	237	1.5	694059	IZ07063030	Halilaga	Core	0.326	2790	0.01	0.01	0.25	0.27
HD-13A	238.5	240	1.5	694062	IZ07063030	Halilaga	Core	0.233	2410	0.01	0.02	0.2	0.23
HD-13A	254	255.5	1.5	694074	IZ07063030	Halilaga	Core	0.246	2600	0	0.01	0.24	0.26
HD-13A	255.5	257	1.5	694075	IZ07065154	Halilaga	Core	0.217	2030	0	0.01	0.18	0.19
HD-13A	268.2	269.5	1.3	694087	IZ07065154	Halilaga	Core	0.222	2080	0	0	0.2	0.19
HD-13A	275.85	277.1	1.25	694093	IZ07065154	Halilaga	Core	0.252	2350	0	0.01	0.22	0.2
HD-13A	279.6	281	1.4	694096	IZ07065154	Halilaga	Core	0.196	2750	0	0.01	0.25	0.26
HD-13A	288	289	1	694105	IZ07065154	Halilaga	Core	0.209	2230	0.01	0.01	0.21	0.21
HD-13A	307.35	308.8	1.45	694122	IZ07065154	Halilaga	Core	0.271	2750	0.01	0.01	0.25	0.27
HD-13A	311.8	312.9	1.1	694126	IZ07065154	Halilaga	Core	0.195	2730	0.01	0.01	0.25	0.26
HD-13A	312.9	314.1	1.2	694127	IZ07065154	Halilaga	Core	0.273	3690	0.01	0.01	0.34	0.37
HD-13A	314.1	315.6	1.5	694128	IZ07065154	Halilaga	Core	0.299	3610	0.01	0.02	0.32	0.35
HD-13A	315.6	317	1.4	694129	IZ07065154	Halilaga	Core	0.236	3390	0.01	0.02	0.3	0.34
HD-13A	317	318.5	1.5	694130	IZ07065154	Halilaga	Core	0.195	2470	0.01	0.01	0.2	0.24
HD-13A	318.5	319.5	1	694131	IZ07065154	Halilaga	Core	0.251	3630	0	0.01	0.34	0.37
HD-13A	319.5	320.9	1.4	694132	IZ07065154	Halilaga	Core	0.34	4620	0.01	0.02	0.4	0.47
HD-13A	320.9	321.5	0.6	694133	IZ07065154	Halilaga	Core	0.247	2630	0.01	0.01	0.22	0.25

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-13A	321.5	323	1.5	694134	IZ07065154	Halilaga	Core	0.254	2880	0.01	0.01	0.26	0.3
HD-13A	323	324.5	1.5	694135	IZ07065154	Halilaga	Core	0.282	2950	0.01	0.01	0.29	0.3
HD-13A	324.5	325.45	0.95	694136	IZ07065154	Halilaga	Core	0.407	3890	0.01	0.01	0.35	0.38
HD-13A	325.45	326.7	1.25	694137	IZ07065154	Halilaga	Core	0.193	2840	0	0.01	0.26	0.28
HD-13A	326.7	328.2	1.5	694139	IZ07065154;IZ07065154RA	Halilaga	Core	0.235	2860	0.01	0.01	0.26	0.28
HD-13A	328.2	329.3	1.1	694141	IZ07065154;IZ07065154RA	Halilaga	Core	0.519	5930	0.01	0.01	0.56	0.61
HD-13A	329.3	330.8	1.5	694142	IZ07065154;IZ07065154RA	Halilaga	Core	0.684	6070	0.01	0.01	0.55	0.62
HD-13A	330.8	331.8	1	694144	IZ07065154;IZ07065154RA	Halilaga	Core	0.627	5240	0.01	0.01	0.53	0.58
HD-13A	331.8	332.85	1.05	694145	IZ07065154;IZ07065154RA	Halilaga	Core	0.427	4450	0.01	0.01	0.43	0.49
HD-13A	332.85	333.95	1.1	694146	IZ07065154;IZ07065154RA	Halilaga	Core	0.27	3450	0.01	0.01	0.33	0.35
HD-13A	333.95	335.45	1.5	694147	IZ07065154;IZ07065154RA	Halilaga	Core	0.199	2690	0.01	0	0.24	0.26
HD-13A	335.45	336.8	1.35	694148	IZ07065154;IZ07065154RA	Halilaga	Core	0.18	2930	0.01	0.01	0.25	0.27
HD-13A	336.8	338.3	1.5	694149	IZ07065154;IZ07065154RA	Halilaga	Core	0.245	3230	0.01	0.01	0.29	0.31
HD-13A	338.3	339.45	1.15	694150	IZ07065154;IZ07065154RA	Halilaga	Core	0.562	6330	0.01	0.02	0.6	0.66
HD-13A	339.45	340.95	1.5	694151	IZ07065154;IZ07065154RA	Halilaga	Core	0.334	3240	0	0.01	0.31	0.33
HD-13A	340.95	342.45	1.5	694152	IZ07065154;IZ07065154RA	Halilaga	Core	0.288	3350	0.01	0.02	0.27	0.33
HD-13A	342.45	343.9	1.45	694153	IZ07065154;IZ07065154RA	Halilaga	Core	0.154	2210	0	0.01	0.19	0.22
HD-13A	345.1	346.2	1.1	694155	IZ07065154;IZ07065154RA	Halilaga	Core	0.265	2340	0.01	0.01	0.18	0.23
HD-13A	346.2	347.1	0.9	694156	IZ07065154;IZ07065154RA	Halilaga	Core	0.266	3050	0.01	0.02	0.26	0.31
HD-13A	348.3	349.6	1.3	694159	IZ07068544	Halilaga	Core	0.238	2890	0	0.01	0.26	0.3
HD-13A	349.6	350.95	1.35	694161	IZ07068544	Halilaga	Core	0.225	2740	0	0	0.27	0.29
HD-13A	350.95	352.45	1.5	694162	IZ07068544	Halilaga	Core	0.24	2960	0	0.01	0.27	0.31
HD-13A	352.45	353.9	1.45	694164	IZ07068544	Halilaga	Core	0.37	4840	0.01	0.01	0.46	0.5
HD-13A	353.9	355.4	1.5	694165	IZ07068544	Halilaga	Core	0.229	2500	0	0.01	0.25	0.27
HD-13A	355.4	356.9	1.5	694166	IZ07068544	Halilaga	Core	0.261	3770	0.01	0.01	0.34	0.38
HD-13A	356.9	357.9	1	694167	IZ07068544	Halilaga	Core	0.313	4550	0.01	0.01	0.44	0.46
HD-13A	357.9	359.4	1.5	694168	IZ07068544	Halilaga	Core	0.26	2970	0	0.01	0.25	0.31
HD-13A	359.4	360.9	1.5	694169	IZ07068544	Halilaga	Core	0.202	2660	0	0	0.25	0.27
HD-13A	360.9	362	1.1	694170	IZ07068544	Halilaga	Core	0.226	2920	0.01	0.01	0.28	0.3
HD-13A	362	362.8	0.8	694171	IZ07068544	Halilaga	Core	0.437	5140	0.01	0.02	0.47	0.52

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-13A	362.8	364	1.2	694172	IZ07068544	Halilaga	Core	0.191	3040	0	0	0.29	0.32
HD-13A	364	365.3	1.3	694173	IZ07068544	Halilaga	Core	0.2	3910	0.01	0.01	0.36	0.4
HD-13A	365.3	366.5	1.2	694174	IZ07068544	Halilaga	Core	0.117	3030	0	0.01	0.27	0.33
HD-13A	366.5	368	1.5	694175	IZ07068544	Halilaga	Core	0.218	3050	0.01	0.01	0.27	0.31
HD-13A	368	369.5	1.5	694176	IZ07068544	Halilaga	Core	0.228	3330	0.01	0.02	0.24	0.34
HD-13A	369.5	370.8	1.3	694177	IZ07068544	Halilaga	Core	0.318	4700	0.01	0.02	0.45	0.5
HD-13A	370.8	372.1	1.3	694179	IZ07068544	Halilaga	Core	0.262	3190	0.01	0.01	0.28	0.33
HD-13A	372.1	373.6	1.5	694181	IZ07068544	Halilaga	Core	0.386	3120	0.01	0.01	0.28	0.31
HD-13A	373.6	374.9	1.3	694182	IZ07068544	Halilaga	Core	0.178	2250	0	0.01	0.2	0.23
HD-13A	374.9	376.4	1.5	694184	IZ07068544	Halilaga	Core	0.213	2590	0	0	0.22	0.26
HD-13A	376.4	377.1	0.7	694185	IZ07068544	Halilaga	Core	0.255	2820	0	0.02	0.23	0.3
HD-13A	377.1	378.3	1.2	694186	IZ07068544	Halilaga	Core	0.271	3330	0.01	0.01	0.31	0.35
HD-13A	378.3	379.2	0.9	694187	IZ07068544	Halilaga	Core	0.4	4420	0.01	0.01	0.43	0.46
HD-13A	379.2	380.1	0.9	694188	IZ07068544	Halilaga	Core	0.21	2390	0	0.01	0.21	0.26
HD-13A	380.1	380.4	0.3	694189	IZ07068544	Halilaga	Core	0.251	2570	0.01	0.03	0.22	0.28
HD-13A	380.4	381.3	0.9	694190	IZ07068544	Halilaga	Core	0.257	3070	0	0.01	0.27	0.3
HD-13A	381.3	382.65	1.35	694191	IZ07068544	Halilaga	Core	0.325	3570	0	0.01	0.3	0.36
HD-13A	382.65	383.75	1.1	694192	IZ07068544	Halilaga	Core	0.166	2430	0.01	0.01	0.19	0.23
HD-13A	384.1	385.1	1	694194	IZ07068544	Halilaga	Core	0.25	2810	0.01	0.02	0.24	0.28
HD-13A	385.1	385.95	0.85	694195	IZ07068544	Halilaga	Core	0.313	3530	0.01	0.01	0.31	0.34
HD-13A	388.3	389.8	1.5	694199	IZ07068544	Halilaga	Core	0.16	3880	0.01	0.01	0.34	0.39
HD-13A	389.8	391.3	1.5	694201	IZ07068544	Halilaga	Core	0.184	2580	0	0.01	0.24	0.27
HD-13A	391.3	392.8	1.5	694202	IZ07068544	Halilaga	Core	0.213	2940	0.01	0.01	0.26	0.3
HD-13A	392.8	394.3	1.5	694204	IZ07068544	Halilaga	Core	0.191	2400	0.01	0.01	0.22	0.24
HD-13A	394.3	395.8	1.5	694205	IZ07068544	Halilaga	Core	0.255	3430	0.01	0.01	0.32	0.35
HD-13A	395.8	397.1	1.3	694206	IZ07068544	Halilaga	Core	0.276	3380	0.01	0.02	0.28	0.35
HD-13A	397.8	399.25	1.45	694208	IZ07068544	Halilaga	Core	0.231	2240	0	0.01	0.2	0.24
HD-13A	399.25	400.75	1.5	694209	IZ07068544	Halilaga	Core	0.226	2350	0.01	0.01	0.2	0.23
HD-13A	400.75	401.75	1	694210	IZ07068544	Halilaga	Core	0.193	2210	0	0.01	0.19	0.23
HD-13A	409	409.9	0.9	694217	IZ07068544	Halilaga	Core	0.239	2080	0.01	0.01	0.18	0.22

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-13A	409.9	411	1.1	694219	IZ07068544	Halilaga	Core	0.298	2940	0.01	0.02	0.24	0.3
HD-13A	411	412.45	1.45	694221	IZ07068544	Halilaga	Core	0.331	2920	0.01	0.02	0.27	0.32
HD-13A	412.45	413.4	0.95	694222	IZ07068544	Halilaga	Core	0.239	2090	0	0.01	0.19	0.2
HD-13A	413.4	414.4	1	694224	IZ07068544	Halilaga	Core	0.295	2690	0.01	0.02	0.21	0.25
HD-13A	414.4	415.2	0.8	694225	IZ07068544	Halilaga	Core	0.476	5090	0.02	0.05	0.39	0.5
HD-13A	416.2	417.3	1.1	694227	IZ07068544	Halilaga	Core	0.367	4090	0.01	0.02	0.37	0.41
HD-13A	417.3	418	0.7	694228	IZ07068544	Halilaga	Core	0.287	2760	0.01	0.01	0.26	0.31
HD-13A	418	418.7	0.7	694229	IZ07068544	Halilaga	Core	0.34	3810	0.01	0.01	0.34	0.36
HD-13A	418.7	419.4	0.7	694230	IZ07068544	Halilaga	Core	0.444	4460	0.02	0.04	0.32	0.42
HD-13A	419.4	420.4	1	694231	IZ07068544	Halilaga	Core	0.282	3270	0.01	0.02	0.29	0.34
HD-13A	420.4	421.15	0.75	694232	IZ07068544	Halilaga	Core	0.326	3380	0.01	0.01	0.28	0.34
HD-13A	421.15	422.2	1.05	694233	IZ07068544	Halilaga	Core	0.318	3010	0.01	0.01	0.28	0.3
HD-13A	424	425.05	1.05	694236	IZ07068544	Halilaga	Core	0.659	5400	0.01	0.03	0.49	0.55
HD-13A	425.05	426	0.95	694237	IZ07068544	Halilaga	Core	0.245	2410	0	0.01	0.23	0.24
HD-13A	426	427.2	1.2	694239	IZ07068544	Halilaga	Core	0.295	2820	0.01	0.03	0.21	0.27
HD-13A	428.4	429.45	1.05	694242	IZ07068544	Halilaga	Core	0.226	2250	0	0.01	0.18	0.21
HD-13A	430.45	431.35	0.9	694245	IZ07068544	Halilaga	Core	0.172	2480	0	0.02	0.2	0.24
HD-13A	431.35	432.45	1.1	694246	IZ07068544	Halilaga	Core	0.168	2510	0.01	0.02	0.22	0.25
HD-13A	436.9	437.5	0.6	694251	IZ07068544	Halilaga	Core	0.24	3300	0.01	0.03	0.25	0.31
HD-13A	443.35	444	0.65	694259	IZ07068544	Halilaga	Core	0.115	2260	0.01	0.01	0.19	0.22
HD-13A	447.6	448.5	0.9	694265	IZ07068544	Halilaga	Core	0.3	4680	0.01	0.02	0.42	0.46
HD-13A	448.5	449.5	1	694266	IZ07068544	Halilaga	Core	0.405	6620	0.02	0.04	0.52	0.61
HD-13A	449.5	450.7	1.2	694267	IZ07068544	Halilaga	Core	0.275	3460	0.01	0.02	0.29	0.34
HD-13A	451.7	452.65	0.95	694269	IZ07068544	Halilaga	Core	0.246	2430	0.01	0.02	0.2	0.24
HD-13A	453.4	454.4	1	694271	IZ07068544	Halilaga	Core	0.229	2940	0.01	0.02	0.25	0.29
HD-13A	454.4	455.15	0.75	694272	IZ07068544	Halilaga	Core	0.287	3300	0.01	0.02	0.27	0.3
HD-13A	455.15	456.15	1	694273	IZ07068544	Halilaga	Core	0.226	2340	0.01	0.01	0.19	0.23
HD-13A	458.35	459.4	1.05	694276	IZ07068544	Halilaga	Core	0.355	2590	0	0.01	0.23	0.25
HD-13A	459.4	459.9	0.5	694277	IZ07068544	Halilaga	Core	0.243	2890	0.01	0.02	0.24	0.28
HD-13A	459.9	461.1	1.2	694279	IZ07068544	Halilaga	Core	0.306	2730	0	0.01	0.3	0.25

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-13A	461.1	462.2	1.1	694281	IZ07068544	Halilaga	Core	0.095	2190	0.01	0.01	0.18	0.21
HD-13A	464.05	464.3	0.25	694285	IZ07068544	Halilaga	Core	0.631	3950	0.01	0.03	0.34	0.4
HD-13A	464.8	465.3	0.5	694287	IZ07068544	Halilaga	Core	0.535	3580	0.01	0.02	0.29	0.36
HD-13A	465.3	465.9	0.6	694288	IZ07068544	Halilaga	Core	0.37	2590	0.01	0.02	0.2	0.26
HD-13A	465.9	466.65	0.75	694289	IZ07068544	Halilaga	Core	0.367	3190	0.01	0.02	0.24	0.3
HD-13A	466.65	467.35	0.7	694290	IZ07068544	Halilaga	Core	0.362	3940	0.01	0.02	0.33	0.37
HD-13A	468.4	469.4	1	694292	IZ07068544	Halilaga	Core	0.376	2380	0.01	0.02	0.18	0.22
HD-13A	469.4	470.4	1	694293	IZ07068544	Halilaga	Core	0.303	2860	0.01	0.02	0.23	0.27
HD-13A	470.4	471.4	1	694294	IZ07068544	Halilaga	Core	0.422	3550	0.01	0.02	0.29	0.34
HD-13A	471.4	472.4	1	694295	IZ07068544	Halilaga	Core	0.538	6020	0.02	0.03	0.53	0.6
HD-13A	472.4	473.3	0.9	694296	IZ07068544	Halilaga	Core	0.533	4300	0.01	0.02	0.37	0.42
HD-13A	474.8	476.2	1.4	694299	IZ07068544	Halilaga	Core	0.337	2630	0.01	0.02	0.23	0.26
HD-13A	476.2	476.8	0.6	694301	IZ07068544	Halilaga	Core	0.341	3530	0.01	0.01	0.31	0.34
HD-13A	476.8	477.4	0.6	694302	IZ07068544	Halilaga	Core	0.374	4250	0.01	0.02	0.37	0.41
HD-14	14.3	15.2	0.9	694358	IZ07072157	Halilaga	Core	1.2	22100	0.14	1.93	0.13	2.27
HD-14	15.2	16	0.8	694359	IZ07072157	Halilaga	Core	0.832	16150	0.11	1.36	0.04	1.58
HD-14	16	17	1	694360	IZ07072157	Halilaga	Core	1.335	34900	0.19	2.65	0.39	3.36
HD-14	17	17.8	0.8	694361	IZ07072157	Halilaga	Core	1.485	36500	0.19	3.09	0.09	3.53
HD-14	17.8	18.8	1	694362	IZ07072157	Halilaga	Core	0.94	25600	0.17	2.18	0.06	2.46
HD-14	18.8	20	1.2	694363	IZ07072157	Halilaga	Core	0.979	22400	0.16	1.91	0.06	2.23
HD-14	20	21	1	694364	IZ07072157	Halilaga	Core	0.541	18300	0.1	1.59	0.04	1.79
HD-14	21	22.1	1.1	694365	IZ07072157	Halilaga	Core	1.3	22200	0.17	1.86	0.11	2.19
HD-14	22.1	23.2	1.1	694366	IZ07072157	Halilaga	Core	1.045	18250	0.16	1.5	0.03	1.81
HD-14	23.2	24	0.8	694367	IZ07072157	Halilaga	Core	1.025	25600	0.22	0.98	1.06	2.46
HD-14	24	25.5	1.5	694368	IZ07072157	Halilaga	Core	1.03	24800	0.29	1.94	0.06	2.36
HD-14	25.5	26.5	1	694369	IZ07072157	Halilaga	Core	1.315	29700	0.19	2.43	0.07	2.77
HD-14	26.5	27.8	1.3	694371	IZ07072157	Halilaga	Core	2.15	71900	0.8	5.9	0.51	7.44
HD-14	27.8	28.65	0.85	694373	IZ07072157	Halilaga	Core	1.675	35400	0.42	2.49	0.33	3.44
HD-14	28.65	29.7	1.05	694374	IZ07072157	Halilaga	Core	1.35	24700	0.16	1.78	0.36	2.3
HD-14	29.7	30.9	1.2	694376	IZ07072157	Halilaga	Core	0.384	19900	0.2	1.61	0.08	1.94

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-14	30.9	31.9	1	694377	IZ07072157	Halilaga	Core	0.742	31900	0.42	2.49	0.14	3.16
HD-14	31.9	33.2	1.3	694378	IZ07072157	Halilaga	Core	1.465	38600	0.44	2.89	0.29	3.68
HD-14	33.2	34.1	0.9	694379	IZ07072157	Halilaga	Core	0.643	18350	0.17	1.5	0.08	1.85
HD-14	34.1	35.5	1.4	694380	IZ07072157	Halilaga	Core	0.349	13300	0.12	0.96	0.03	1.19
HD-14	35.5	36.75	1.25	694381	IZ07072157	Halilaga	Core	0.154	5570	0.08	0.5	0.01	0.58
HD-14	36.75	37.7	0.95	694382	IZ07072157	Halilaga	Core	0.269	7530	0.09	0.62	0.05	0.81
HD-14	37.7	39.1	1.4	694383	IZ07072157	Halilaga	Core	0.214	5320	0.08	0.32	0.07	0.51
HD-14	39.1	40	0.9	694384	IZ07072157	Halilaga	Core	0.382	3570	0.03	0.06	0.24	0.34
HD-14	42.7	44.2	1.5	694387	IZ07072157	Halilaga	Core	0.158	2100	0.04	0.07	0.08	0.19
HD-14	44.2	45.7	1.5	694388	IZ07072157	Halilaga	Core	0.184	2690	0.04	0.13	0.08	0.25
HD-14	45.7	46.9	1.2	694389	IZ07072157	Halilaga	Core	0.339	5050	0.06	0.16	0.27	0.52
HD-14	46.9	48.1	1.2	694391	IZ07072157	Halilaga	Core	0.336	6910	0.06	0.44	0.15	0.69
HD-14	48.1	49.4	1.3	694393	IZ07072157	Halilaga	Core	0.237	2920	0.02	0.03	0.21	0.28
HD-14	49.4	50.65	1.25	694394	IZ07072157	Halilaga	Core	0.699	6510	0.01	0.02	0.58	0.64
HD-14	56	57.1	1.1	694401	IZ07072157	Halilaga	Core	0.278	2890	0.01	0.01	0.25	0.27
HD-14	57.1	58.1	1	694402	IZ07072157	Halilaga	Core	0.355	3710	0.01	0.01	0.31	0.36
HD-14	58.1	59.2	1.1	694403	IZ07072157	Halilaga	Core	0.691	5960	0.02	0.04	0.5	0.62
HD-14	59.2	60.2	1	694404	IZ07072157	Halilaga	Core	1.06	9590	0.06	0.23	0.66	1.01
HD-14	60.2	61.25	1.05	694405	IZ07072157	Halilaga	Core	1.14	8870	0.05	0.1	0.7	0.92
HD-14	61.25	61.6	0.35	694406	IZ07072157	Halilaga	Core	1.06	7580	0.12	0.18	0.42	0.75
HD-14	61.6	62.5	0.9	694407	IZ07072157	Halilaga	Core	0.905	6270	0.05	0.09	0.44	0.61
HD-14	62.5	63.4	0.9	694408	IZ07072157	Halilaga	Core	0.898	8390	0.02	0.05	0.72	0.82
HD-14	63.4	64.25	0.85	694409	IZ07072157	Halilaga	Core	0.502	5620	0.03	0.05	0.42	0.55
HD-14	64.25	65.25	1	694411	IZ07072157	Halilaga	Core	0.535	4890	0.02	0.05	0.37	0.48
HD-14	65.25	66.25	1	694413	IZ07072157	Halilaga	Core	0.861	7420	0.02	0.04	0.66	0.74
HD-14	66.25	67.3	1.05	694414	IZ07072157	Halilaga	Core	0.559	4910	0.02	0.04	0.41	0.5
HD-14	67.3	68.3	1	694416	IZ07072157	Halilaga	Core	0.42	3670	0.01	0.02	0.34	0.37
HD-14	68.3	69.5	1.2	694417	IZ07072157	Halilaga	Core	0.401	2980	0.01	0.03	0.25	0.29
HD-14	69.5	70.5	1	694418	IZ07072157	Halilaga	Core	0.368	2440	0	0.01	0.24	0.24
HD-14	70.5	71.55	1.05	694419	IZ07072157	Halilaga	Core	0.275	2110	0	0.01	0.18	0.2

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-14	71.55	72.4	0.85	694420	IZ07072157	Halilaga	Core	0.265	2680	0.01	0.03	0.2	0.27
HD-14	73.4	74.25	0.85	694423	IZ07072157	Halilaga	Core	0.389	2760	0.01	0.02	0.24	0.26
HD-14	74.25	75.1	0.85	694424	IZ07072157	Halilaga	Core	0.283	2270	0.01	0.01	0.2	0.21
HD-14	75.1	75.95	0.85	694425	IZ07072157	Halilaga	Core	0.289	2730	0.01	0.02	0.23	0.25
HD-14	75.95	76.9	0.95	694426	IZ07072157	Halilaga	Core	0.282	2670	0.01	0.02	0.22	0.26
HD-14	76.9	78.05	1.15	694427	IZ07072157	Halilaga	Core	0.442	3350	0.01	0.02	0.31	0.31
HD-14	78.05	79	0.95	694428	IZ07072157	Halilaga	Core	0.282	2540	0.01	0.02	0.22	0.25
HD-14	79	80.05	1.05	694429	IZ07072157	Halilaga	Core	0.235	2170	0.01	0.02	0.18	0.21
HD-14	86.7	87.8	1.1	694440	IZ07072157	Halilaga	Core	0.348	2870	0.01	0.01	0.25	0.27
HD-14	87.8	88.85	1.05	694441	IZ07072157	Halilaga	Core	0.34	3300	0.01	0.02	0.29	0.32
HD-14	88.85	89.6	0.75	694442	IZ07072157	Halilaga	Core	0.217	2250	0.01	0.01	0.2	0.21
HD-14	89.6	90.7	1.1	694443	IZ07072157	Halilaga	Core	0.244	3010	0.01	0.01	0.26	0.3
HD-14	90.7	91.6	0.9	694444	IZ07072157	Halilaga	Core	0.231	2010	0.01	0.01	0.18	0.2
HD-14	93.5	94.1	0.6	694447	IZ07072157	Halilaga	Core	0.292	2840	0.01	0.01	0.24	0.27
HD-14	94.9	96	1.1	694449	IZ07072157	Halilaga	Core	0.204	2040	0.01	0.01	0.19	0.2
HD-14	96	96.6	0.6	694451	IZ07072157	Halilaga	Core	0.232	3200	0.01	0.01	0.28	0.32
HD-14	96.6	97.5	0.9	694453	IZ07072157	Halilaga	Core	0.194	2080	0	0	0.18	0.2
HD-14	98.85	99.5	0.65	694457	IZ07072157	Halilaga	Core	0.398	3520	0.01	0.01	0.3	0.34
HD-14	99.5	100.2	0.7	694458	IZ07072157	Halilaga	Core	0.298	2490	0.01	0.01	0.21	0.23
HD-14	117.3	118.4	1.1	694481	IZ07072157	Halilaga	Core	0.264	2400	0.01	0.02	0.2	0.22
HD-14	118.4	119.2	0.8	694482	IZ07072157	Halilaga	Core	0.458	4110	0.02	0.04	0.33	0.4
HD-14	119.2	120.2	1	694483	IZ07072157	Halilaga	Core	0.288	2060	0.01	0.02	0.16	0.19
HD-14	122.2	123.2	1	694486	IZ07072157	Halilaga	Core	0.294	2600	0.01	0.01	0.24	0.26
HD-14	123.9	124.9	1	694488	IZ07072157	Halilaga	Core	0.245	2630	0	0.01	0.24	0.25
HD-14	124.9	125.8	0.9	694489	IZ07072157	Halilaga	Core	0.575	6470	0.02	0.04	0.62	0.68
HD-14	125.8	126.5	0.7	694491	IZ07072157	Halilaga	Core	0.388	3430	0	0.01	0.3	0.33
HD-14	126.5	127.3	0.8	694493	IZ07072157	Halilaga	Core	0.372	4080	0.01	0.01	0.37	0.41
HD-14	127.3	128	0.7	694494	IZ07072157	Halilaga	Core	0.251	2530	0.01	0.01	0.22	0.25
HD-14	128	128.9	0.9	694496	IZ07072157	Halilaga	Core	0.599	5080	0.01	0.02	0.46	0.51
HD-14	128.9	129.5	0.6	694497	IZ07072157	Halilaga	Core	0.336	3610	0.01	0.02	0.28	0.32

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-14	129.5	130.3	0.8	694498	IZ07072157	Halilaga	Core	0.422	3350	0.01	0.03	0.24	0.28
HD-14	130.3	131.1	0.8	694499	IZ07072157	Halilaga	Core	0.311	3020	0	0.01	0.24	0.27
HD-14	131.1	131.9	0.8	694500	IZ07072157	Halilaga	Core	0.451	5090	0.01	0.02	0.38	0.47
HD-14	131.9	133	1.1	694501	IZ07072157	Halilaga	Core	0.604	5720	0.02	0.03	0.41	0.52
HD-14	133	133.9	0.9	694502	IZ07072157	Halilaga	Core	0.449	4630	0.02	0.03	0.32	0.4
HD-14	133.9	134.9	1	694503	IZ07072157	Halilaga	Core	0.664	6880	0.03	0.05	0.53	0.64
HD-14	134.9	135.9	1	694504	IZ07072157	Halilaga	Core	0.513	4620	0.01	0.02	0.34	0.42
HD-14	135.9	136.9	1	694505	IZ07072157	Halilaga	Core	0.311	3340	0.01	0.01	0.23	0.27
HD-14	136.9	137.8	0.9	694506	IZ07072157	Halilaga	Core	0.675	6330	0.02	0.04	0.46	0.54
HD-14	137.8	138.8	1	694507	IZ07072157	Halilaga	Core	0.469	4730	0.02	0.03	0.33	0.43
HD-14	138.8	139.6	0.8	694508	IZ07072157	Halilaga	Core	0.461	4330	0.01	0.01	0.37	0.38
HD-14	139.6	140.6	1	694509	IZ07072157	Halilaga	Core	0.637	6780	0.02	0.03	0.6	0.64
HD-14	140.6	141.6	1	694511	IZ07072157	Halilaga	Core	0.533	4830	0.01	0.02	0.39	0.44
HD-14	141.6	142.6	1	694513	IZ07072157	Halilaga	Core	0.725	7000	0.03	0.03	0.6	0.66
HD-14	142.6	143.7	1.1	694514	IZ07072157	Halilaga	Core	0.813	6840	0.01	0.01	0.63	0.67
HD-14	143.7	144.55	0.85	694516	IZ07072157	Halilaga	Core	0.57	6270	0.02	0.04	0.53	0.59
HD-14	144.55	145.4	0.85	694517	IZ07072157	Halilaga	Core	0.831	9840	0.01	0.02	0.89	0.99
HD-14	145.4	146.1	0.7	694518	IZ07072157	Halilaga	Core	0.545	8010	0.02	0.02	0.69	0.74
HD-14	146.1	147	0.9	694519	IZ07072157	Halilaga	Core	1.245	9980	0.03	0.04	0.89	0.99
HD-14	147	148	1	694520	IZ07072157	Halilaga	Core	1.42	13050	0.04	0.05	1.1	1.24
HD-14	148	149	1	694521	IZ07072157	Halilaga	Core	0.896	10250	0.03	0.04	0.88	1.02
HD-14	149	149.9	0.9	694522	IZ07072157	Halilaga	Core	0.98	10250	0.03	0.04	0.94	1.04
HD-14	149.9	150.75	0.85	694523	IZ07072157	Halilaga	Core	0.891	11950	0.01	0.02	1.12	1.17
HD-14	150.75	151.25	0.5	694524	IZ07072157	Halilaga	Core	0.867	9330	0.03	0.02	0.8	0.9
HD-14	151.25	151.7	0.45	694525	IZ07072157	Halilaga	Core	0.811	8620	0.03	0.04	0.69	0.82
HD-14	151.7	152.5	0.8	694526	IZ07072157	Halilaga	Core	1.6	18250	0.02	0.03	1.65	1.8
HD-14	152.5	153.2	0.7	694527	IZ07072157	Halilaga	Core	1.415	18600	0.06	0.07	1.57	1.8
HD-14	153.2	153.95	0.75	694528	IZ07072157	Halilaga	Core	0.601	5730	0.02	0.02	0.46	0.52
HD-14	153.95	154.9	0.95	694529	IZ07072157	Halilaga	Core	0.766	7450	0.02	0.03	0.61	0.68
HD-14	154.9	155.3	0.4	694531	IZ07072157	Halilaga	Core	0.702	5910	0.02	0.02	0.47	0.54

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-14	155.3	156.3	1	694533	IZ07072157	Halilaga	Core	0.348	2930	0	0.01	0.26	0.29
HD-14	156.3	157.4	1.1	694534	IZ07072157	Halilaga	Core	0.641	6900	0.02	0.03	0.61	0.68
HD-14	157.4	158.3	0.9	694536	IZ07072157	Halilaga	Core	0.572	5470	0.01	0.01	0.49	0.51
HD-14	158.3	159	0.7	694537	IZ07072157	Halilaga	Core	0.286	3070	0	0.01	0.28	0.31
HD-14	159	159.7	0.7	694538	IZ07072157	Halilaga	Core	0.476	5560	0.01	0.01	0.5	0.57
HD-14	159.7	160.6	0.9	694539	IZ07072157	Halilaga	Core	0.429	4480	0.02	0.03	0.39	0.45
HD-14	160.6	161.2	0.6	694540	IZ07072157	Halilaga	Core	0.367	4110	0.02	0.02	0.34	0.41
HD-14	161.2	162.2	1	694541	IZ07072157	Halilaga	Core	0.56	6000	0.01	0.04	0.53	0.61
HD-14	162.2	162.9	0.7	694542	IZ07072157	Halilaga	Core	0.378	4000	0.01	0.04	0.33	0.42
HD-14	162.9	163.8	0.9	694543	IZ07072157	Halilaga	Core	0.376	3310	0.02	0.03	0.28	0.34
HD-14	163.8	164.5	0.7	694544	IZ07072157	Halilaga	Core	0.379	3830	0.01	0.04	0.32	0.41
HD-14	164.5	165.5	1	694545	IZ07072157	Halilaga	Core	0.323	3430	0.01	0.03	0.28	0.35
HD-14	165.5	166.2	0.7	694546	IZ07072157	Halilaga	Core	0.469	4100	0.01	0.02	0.37	0.43
HD-14	166.2	167	0.8	694547	IZ07072157	Halilaga	Core	0.42	4410	0.02	0.04	0.37	0.44
HD-14	167	167.4	0.4	694548	IZ07072157	Halilaga	Core	0.4	4630	0.01	0.02	0.4	0.46
HD-14	167.4	168	0.6	694549	IZ07072157	Halilaga	Core	0.488	4410	0.02	0.05	0.35	0.45
HD-14	168	168.7	0.7	694551	IZ07072157	Halilaga	Core	0.447	4120	0.02	0.04	0.36	0.43
HD-14	168.7	169.3	0.6	694553	IZ07072157	Halilaga	Core	0.756	4120	0.02	0.02	0.36	0.41
HD-14	169.3	170	0.7	694554	IZ07072157	Halilaga	Core	0.379	4060	0.01	0.03	0.35	0.42
HD-14	170	171	1	694556	IZ07072157	Halilaga	Core	0.471	4190	0.02	0.03	0.35	0.41
HD-14	171	171.7	0.7	694557	IZ07072157	Halilaga	Core	0.354	3360	0.01	0.01	0.3	0.36
HD-14	171.7	172.4	0.7	694558	IZ07072157	Halilaga	Core	0.323	3440	0.01	0.01	0.29	0.36
HD-14	172.4	173.1	0.7	694559	IZ07072157	Halilaga	Core	0.309	2900	0.01	0.01	0.26	0.31
HD-14	173.1	173.7	0.6	694560	IZ07072157	Halilaga	Core	0.253	2480	0	0.01	0.22	0.27
HD-14	173.7	174.3	0.6	694561	IZ07072157	Halilaga	Core	0.209	2110	0.01	0.01	0.18	0.23
HD-14	174.3	175.3	1	694562	IZ07072157	Halilaga	Core	0.266	2790	0.01	0.02	0.23	0.3
HD-14	177.65	178.45	0.8	694566	IZ07072157	Halilaga	Core	0.197	2480	0.01	0.01	0.23	0.27
HD-14	178.45	179.1	0.65	694567	IZ07072157	Halilaga	Core	0.343	3140	0.01	0.01	0.28	0.35
HD-14	179.1	179.8	0.7	694568	IZ07072157	Halilaga	Core	0.223	2040	0	0.01	0.19	0.23
HD-14	181.4	181.8	0.4	694573	IZ07072157	Halilaga	Core	0.293	2840	0.01	0.01	0.26	0.3

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-14	181.8	182.6	0.8	694574	IZ07072157	Halilaga	Core	0.243	2190	0.01	0.01	0.18	0.23
HD-14	182.6	183.6	1	694576	IZ07072157	Halilaga	Core	0.292	3000	0.01	0.01	0.28	0.33
HD-14	184.15	184.4	0.25	694578	IZ07072157	Halilaga	Core	0.32	2930	0.01	0.01	0.24	0.3
HD-14	184.4	185.25	0.85	694579	IZ07072157	Halilaga	Core	0.319	3200	0.01	0.01	0.31	0.34
HD-14	185.25	186.05	0.8	694580	IZ07072157	Halilaga	Core	0.255	2790	0.01	0.01	0.27	0.31
HD-14	188.9	189.6	0.7	694585	IZ07072157	Halilaga	Core	0.482	6060	0.03	0.07	0.55	0.66
HD-14	189.6	190.2	0.6	694586	IZ07072157	Halilaga	Core	0.369	3740	0.01	0.02	0.34	0.43
HD-14	190.2	190.95	0.75	694587	IZ07072157	Halilaga	Core	0.312	3060	0.01	0.01	0.26	0.32
HD-14	190.95	191.95	1	694588	IZ07072157	Halilaga	Core	0.308	2320	0.01	0.01	0.21	0.25
HD-14	191.95	192.55	0.6	694589	IZ07072157	Halilaga	Core	0.22	2060	0	0	0.18	0.21
HD-14	192.55	193.5	0.95	694591	IZ07072157	Halilaga	Core	0.245	2690	0.01	0.01	0.24	0.28
HD-14	193.5	194.2	0.7	694593	IZ07072157	Halilaga	Core	0.249	2360	0.01	0.01	0.2	0.23
HD-14	194.2	195.2	1	694594	IZ07072157	Halilaga	Core	0.302	2220	0.01	0.01	0.2	0.23
HD-14	195.2	196.1	0.9	694596	IZ07072157	Halilaga	Core	0.441	3570	0.01	0.01	0.33	0.36
HD-14	196.1	197.1	1	694597	IZ07072157	Halilaga	Core	0.243	2570	0	0.01	0.23	0.25
HD-14	197.1	198	0.9	694598	IZ07072157	Halilaga	Core	0.223	2260	0.01	0.01	0.21	0.23
HD-14	198	199	1	694599	IZ07072157	Halilaga	Core	0.218	2850	0.01	0.01	0.25	0.29
HD-14	199	199.7	0.7	694600	IZ07072157	Halilaga	Core	0.363	4920	0.01	0.02	0.44	0.5
HD-14	199.7	200.2	0.5	694601	IZ07072157	Halilaga	Core	0.342	4010	0.01	0.01	0.36	0.41
HD-14	200.2	201.2	1	694602	IZ07072157	Halilaga	Core	0.307	4000	0.01	0.01	0.34	0.39
HD-14	201.2	201.8	0.6	694603	IZ07072157	Halilaga	Core	0.267	2710	0.01	0.01	0.24	0.27
HD-14	201.8	202.3	0.5	694604	IZ07072157	Halilaga	Core	0.639	6160	0.04	0.04	0.56	0.65
HD-14	203	203.4	0.4	694606	IZ07072157	Halilaga	Core	0.195	2200	0.01	0.01	0.19	0.22
HD-14	203.4	204.2	0.8	694607	IZ07072157	Halilaga	Core	0.229	2550	0.01	0.01	0.22	0.26
HD-14	206.85	207.2	0.35	694614	IZ07072157	Halilaga	Core	0.17	2320	0.01	0.01	0.2	0.24
HD-14	207.2	207.85	0.65	694616	IZ07072157	Halilaga	Core	0.255	3450	0.01	0.02	0.29	0.35
HD-14	207.85	208.45	0.6	694617	IZ07072157	Halilaga	Core	0.203	2890	0.01	0.02	0.23	0.29
HD-14	208.45	209.3	0.85	694618	IZ07072157	Halilaga	Core	0.169	2230	0.01	0.01	0.2	0.23
HD-14	209.3	210.2	0.9	694619	IZ07072157	Halilaga	Core	0.221	2220	0.01	0.01	0.19	0.22
HD-14	210.2	210.9	0.7	694620	IZ07072157	Halilaga	Core	0.189	2170	0	0.01	0.19	0.22

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-14	210.9	211.25	0.35	694621	IZ07072157	Halilaga	Core	0.228	3210	0.01	0.02	0.27	0.32
HD-14	216.05	216.7	0.65	694629	IZ07072157	Halilaga	Core	0.266	2160	0	0.01	0.17	0.21
HD-14	217.75	218.45	0.7	694633	IZ07072157	Halilaga	Core	0.359	4160	0.02	0.05	0.31	0.4
HD-14	222.8	223.5	0.7	694642	IZ07072157	Halilaga	Core	0.182	2150	0.01	0.01	0.18	0.21
HD-14	223.5	224	0.5	694643	IZ07072157	Halilaga	Core	0.182	2300	0	0	0.21	0.22
HD-14	224.7	225.2	0.5	694645	IZ07072157	Halilaga	Core	0.317	2780	0.01	0.01	0.24	0.28
HD-14	226.7	227.65	0.95	694648	IZ07072157	Halilaga	Core	0.255	3780	0.01	0.01	0.3	0.38
HD-14	228.4	229.1	0.7	694651	IZ07072157	Halilaga	Core	0.376	4870	0	0.01	0.42	0.49
HD-14	229.1	230.1	1	694653	IZ07072157	Halilaga	Core	0.186	2580	0	0	0.22	0.26
HD-14	230.1	231.1	1	694654	IZ07072157	Halilaga	Core	0.211	3900	0	0.01	0.31	0.37
HD-14	232.45	232.9	0.45	694658	IZ07072157	Halilaga	Core	0.177	3150	0.01	0.02	0.25	0.33
HD-14	270.9	271.4	0.5	694720	IZ07072157	Halilaga	Core	0.129	2360	0.01	0.01	0.18	0.21
HD-14	271.8	272.6	0.8	694722	IZ07072157	Halilaga	Core	0.14	2110	0.01	0.02	0.17	0.21
HD-14	274	274.45	0.45	694726	IZ07072157	Halilaga	Core	0.193	2480	0.01	0.02	0.19	0.24
HD-14	275	275.45	0.45	694728	IZ07072157	Halilaga	Core	0.216	2390	0.01	0.01	0.19	0.23
HD-14	277.1	277.6	0.5	694736	IZ07072157	Halilaga	Core	0.188	3400	0.01	0.04	0.24	0.32
HD-14	277.6	278.2	0.6	694737	IZ07072157	Halilaga	Core	0.134	2250	0.01	0.01	0.19	0.23
HD-14	323.5	324.3	0.8	694816	IZ07072157	Halilaga	Core	0.288	3080	0.01	0.02	0.26	0.3
HD-14	417	418.1	1.1	694958	IZ07076623	Halilaga	Core	0.168	2320	0.01	0.01	0.22	0.22
HD-16	11.1	12.1	1	711248	IZ07091938	Halilaga	Core	0.137	2520	0.03	0.2	0.02	0.27
HD-16	13.4	15.1	1.7	711250	IZ07091938	Halilaga	Core	0.261	3140	0.04	0.23	0.04	0.33
HD-16	20	21.1	1.1	711254	IZ07091938	Halilaga	Core	0.247	4610	0.07	0.3	0.07	0.48
HD-16	21.1	22.2	1.1	711255	IZ07091938	Halilaga	Core	0.224	3980	0.05	0.29	0.04	0.4
HD-16	22.2	24.3	2.1	711256	IZ07091938	Halilaga	Core	0.269	4920	0.06	0.25	0.15	0.5
HD-16	24.3	26	1.7	711257	IZ07091938	Halilaga	Core	0.257	4560	0.06	0.31	0.05	0.47
HD-16	26	26.9	0.9	711258	IZ07091938	Halilaga	Core	0.333	3350	0.02	0.06	0.23	0.34
HD-16	26.9	28	1.1	711260	IZ07091938	Halilaga	Core	0.284	2800	0.01	0.02	0.22	0.26
HD-16	29	30.3	1.3	711263	IZ07091938	Halilaga	Core	0.284	2210	0.01	0.01	0.21	0.22
HD-16	30.3	31.6	1.3	711265	IZ07091938	Halilaga	Core	0.179	2590	0.01	0.02	0.23	0.25
HD-16	31.6	32.6	1	711266	IZ07091938	Halilaga	Core	0.43	3420	0.01	0.03	0.29	0.33

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-16	32.6	34	1.4	711267	IZ07091938	Halilaga	Core	0.635	4180	0.01	0.03	0.36	0.41
HD-16	36.5	37.7	1.2	711270	IZ07091938	Halilaga	Core	0.42	2780	0.01	0.02	0.24	0.28
HD-16	38.85	40	1.15	711272	IZ07091938	Halilaga	Core	0.363	2560	0.01	0.02	0.23	0.25
HD-16	41.2	42.4	1.2	711274	IZ07091938	Halilaga	Core	0.245	2120	0.01	0.02	0.18	0.2
HD-16	50.7	52.2	1.5	711283	IZ07091938	Halilaga	Core	0.286	2580	0.02	0.04	0.19	0.25
HD-16	52.2	53.3	1.1	711285	IZ07091938	Halilaga	Core	0.269	2310	0.01	0.02	0.18	0.22
HD-16	53.3	54.4	1.1	711286	IZ07091938	Halilaga	Core	0.222	2100	0	0.01	0.17	0.19
HD-16	54.9	56.4	1.5	711288	IZ07091938	Halilaga	Core	0.595	5050	0.02	0.04	0.44	0.5
HD-16	56.4	57.5	1.1	711289	IZ07091938	Halilaga	Core	0.533	5110	0.02	0.03	0.44	0.48
HD-16	57.5	58.6	1.1	711291	IZ07091938	Halilaga	Core	0.479	4510	0.02	0.08	0.33	0.45
HD-16	58.6	59.6	1	711293	IZ07091938	Halilaga	Core	0.423	4620	0.02	0.03	0.4	0.45
HD-16	59.6	60.5	0.9	711294	IZ07091938	Halilaga	Core	0.524	4750	0.02	0.03	0.4	0.44
HD-16	60.5	61.8	1.3	711296	IZ07091938	Halilaga	Core	0.604	4650	0.03	0.05	0.38	0.45
HD-16	61.8	63	1.2	711297	IZ07091938	Halilaga	Core	0.391	3190	0.01	0.02	0.26	0.3
HD-16	63	64.45	1.45	711298	IZ07091938	Halilaga	Core	0.567	6590	0.03	0.05	0.54	0.61
HD-16	64.45	65.2	0.75	711299	IZ07091938	Halilaga	Core	0.906	6080	0.03	0.05	0.5	0.57
HD-16	65.2	66.35	1.15	711300	IZ07091938	Halilaga	Core	0.906	6620	0.02	0.04	0.63	0.66
HD-16	66.35	67.3	0.95	711301	IZ07091938	Halilaga	Core	0.878	6080	0.02	0.03	0.6	0.62
HD-16	67.3	68.2	0.9	711302	IZ07091938	Halilaga	Core	1.105	8350	0.03	0.05	0.76	0.8
HD-16	68.2	69.1	0.9	711303	IZ07091938	Halilaga	Core	0.659	5940	0.03	0.05	0.47	0.56
HD-16	69.1	70.6	1.5	711304	IZ07091938	Halilaga	Core	0.728	4990	0.03	0.05	0.39	0.45
HD-16	70.6	72.1	1.5	711305	IZ07091938	Halilaga	Core	0.682	5250	0.03	0.06	0.42	0.5
HD-16	72.1	73.6	1.5	711306	IZ07091938	Halilaga	Core	0.916	6980	0.03	0.06	0.59	0.66
HD-16	73.6	74.7	1.1	711307	IZ07091938	Halilaga	Core	0.682	5820	0.03	0.04	0.5	0.56
HD-16	74.7	76.2	1.5	711308	IZ07091938	Halilaga	Core	0.68	5720	0.05	0.06	0.44	0.53
HD-16	76.2	77.7	1.5	711309	IZ07091938	Halilaga	Core	1.115	8140	0.04	0.09	0.63	0.76
HD-16	77.7	79	1.3	711311	IZ07091938;IZ07091938RA	Halilaga	Core	0.604	5020	0.02	0.02	0.46	0.49
HD-16	79	80.35	1.35	711313	IZ07091938	Halilaga	Core	0.417	4770	0.03	0.03	0.39	0.45
HD-16	80.35	81.7	1.35	711314	IZ07091938;IZ07091938RA	Halilaga	Core	0.764	6520	0.05	0.07	0.52	0.62
HD-16	81.7	82.8	1.1	711316	IZ07091938;IZ07091938RA	Halilaga	Core	1.785	6180	0.05	0.11	0.42	0.57

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-16	82.8	84.2	1.4	711317	IZ07091938;IZ07091938RA	Halilaga	Core	0.616	5630	0.05	0.12	0.35	0.55
HD-16	84.2	84.95	0.75	711318	IZ07091938;IZ07091938RA	Halilaga	Core	0.488	5270	0.02	0.02	0.37	0.4
HD-16	84.95	85.7	0.75	711319	IZ07091938;IZ07091938RA	Halilaga	Core	0.692	3940	0.01	0.02	0.37	0.43
HD-16	85.7	86.65	0.95	711320	IZ07091938;IZ07091938RA	Halilaga	Core	0.376	3590	0.01	0.02	0.3	0.33
HD-16	86.65	87.8	1.15	711321	IZ07091938;IZ07091938RA	Halilaga	Core	0.293	2160	0.01	0.02	0.18	0.21
HD-16	87.8	88.95	1.15	711322	IZ07091938;IZ07091938RA	Halilaga	Core	0.238	2320	0.01	0.02	0.19	0.22
HD-16	90.1	91.45	1.35	711324	IZ07091938;IZ07091938RA	Halilaga	Core	0.32	2430	0.01	0.01	0.2	0.23
HD-16	91.45	92.65	1.2	711325	IZ07091938;IZ07091938RA	Halilaga	Core	0.347	2720	0.01	0.02	0.22	0.26
HD-16	92.65	93.65	1	711326	IZ07091938;IZ07091938RA	Halilaga	Core	0.425	2870	0.02	0.03	0.24	0.28
HD-16	94.7	95.65	0.95	711328	IZ07091938;IZ07091938RA	Halilaga	Core	0.402	2410	0.02	0.03	0.19	0.24
HD-16	95.65	96.8	1.15	711329	IZ07091938;IZ07091938RA	Halilaga	Core	0.434	2640	0.02	0.03	0.2	0.25
HD-16	96.8	98.25	1.45	711331	IZ07091938;IZ07091938RA	Halilaga	Core	0.45	3260	0.01	0.02	0.27	0.32
HD-16	98.25	99.55	1.3	711333	IZ07091938;IZ07091938RA	Halilaga	Core	0.324	2530	0.01	0.03	0.2	0.24
HD-16	99.55	100.35	0.8	711334	IZ07091938;IZ07091938RA	Halilaga	Core	0.397	2800	0.02	0.04	0.22	0.28
HD-16	100.35	101.5	1.15	711336	IZ07091938;IZ07091938RA	Halilaga	Core	0.237	2050	0.02	0.03	0.15	0.2
HD-16	101.5	102.5	1	711337	IZ07091938;IZ07091938RA	Halilaga	Core	0.51	3550	0.02	0.03	0.28	0.35
HD-16	102.5	103.4	0.9	711338	IZ07091938;IZ07091938RA	Halilaga	Core	0.307	2930	0.01	0.01	0.24	0.27
HD-16	103.4	104.1	0.7	711339	IZ07091938;IZ07091938RA	Halilaga	Core	0.542	4800	0.01	0.02	0.42	0.48
HD-16	104.1	105.5	1.4	711340	IZ07091938;IZ07091938RA	Halilaga	Core	0.413	2690	0.01	0.02	0.23	0.26
HD-16	105.5	106.7	1.2	711341	IZ07091938;IZ07091938RA	Halilaga	Core	0.445	5790	0.02	0.03	0.52	0.59
HD-16	106.7	107.3	0.6	711342	IZ07091938;IZ07091938RA	Halilaga	Core	0.257	2590	0.01	0.01	0.2	0.25
HD-16	107.3	108.6	1.3	711343	IZ07091938;IZ07091938RA	Halilaga	Core	0.447	2220	0.01	0.02	0.18	0.21
HD-16	108.6	109.6	1	711344	IZ07091938;IZ07091938RA	Halilaga	Core	0.345	2820	0.01	0.01	0.24	0.28
HD-16	109.6	110.5	0.9	711345	IZ07091938;IZ07091938RA	Halilaga	Core	0.253	2130	0.01	0.01	0.19	0.21
HD-16	110.5	111.6	1.1	711346	IZ07091938;IZ07091938RA	Halilaga	Core	0.298	2840	0.01	0.01	0.25	0.27
HD-16	111.6	112.7	1.1	711347	IZ07091938;IZ07091938RA	Halilaga	Core	0.248	2520	0.01	0.01	0.22	0.24
HD-16	112.7	114	1.3	711348	IZ07091938;IZ07091938RA	Halilaga	Core	0.363	2420	0.01	0.01	0.21	0.24
HD-16	114	115.3	1.3	711349	IZ07091938;IZ07091938RA	Halilaga	Core	0.556	3660	0.01	0.02	0.28	0.34
HD-16	115.3	116.3	1	711351	IZ07091938	Halilaga	Core	0.366	2950	0.01	0.02	0.25	0.3
HD-16	117.15	118.2	1.05	711354	IZ07091938	Halilaga	Core	0.764	4910	0.01	0.02	0.41	0.49

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-16	118.2	119.5	1.3	711356	IZ07091938	Halilaga	Core	0.397	2660	0.01	0.02	0.24	0.27
HD-16	119.5	120.5	1	711357	IZ07091938	Halilaga	Core	0.375	2210	0.01	0.01	0.19	0.21
HD-16	120.5	121.5	1	711358	IZ07091938	Halilaga	Core	0.33	2570	0.01	0.02	0.21	0.25
HD-16	121.5	122.55	1.05	711359	IZ07091938	Halilaga	Core	0.544	3750	0.01	0.02	0.32	0.36
HD-16	122.55	123.8	1.25	711360	IZ07091938	Halilaga	Core	0.622	3980	0.01	0.02	0.34	0.4
HD-16	123.8	125	1.2	711361	IZ07091938	Halilaga	Core	0.867	5730	0.02	0.03	0.49	0.57
HD-16	125	126	1	711362	IZ07091938	Halilaga	Core	0.658	4380	0.02	0.03	0.38	0.45
HD-16	126	126.8	0.8	711363	IZ07091938	Halilaga	Core	0.393	2420	0.01	0.01	0.2	0.24
HD-16	126.8	128	1.2	711364	IZ07091938	Halilaga	Core	0.602	3960	0.01	0.02	0.34	0.38
HD-16	128	129.2	1.2	711365	IZ07091938	Halilaga	Core	0.838	4390	0.01	0.03	0.35	0.42
HD-16	129.2	130.3	1.1	711366	IZ07091938	Halilaga	Core	0.856	4930	0.02	0.03	0.39	0.49
HD-16	130.3	131.7	1.4	711367	IZ07091938	Halilaga	Core	0.564	3700	0.01	0.02	0.31	0.36
HD-16	131.7	132.6	0.9	711368	IZ07091938	Halilaga	Core	0.321	2840	0.01	0.02	0.23	0.27
HD-16	132.6	133.6	1	711369	IZ07091938	Halilaga	Core	0.766	4580	0.02	0.03	0.39	0.46
HD-16	135.1	136.1	1	711373	IZ07091938	Halilaga	Core	0.375	3820	0.02	0.06	0.26	0.37
HD-16	136.1	137.1	1	711374	IZ07091938	Halilaga	Core	0.437	3770	0.02	0.06	0.28	0.37
HD-16	138.1	139.2	1.1	711377	IZ07091938	Halilaga	Core	0.377	4060	0.02	0.04	0.33	0.4
HD-16	140.5	141.1	0.6	711379	IZ07091938	Halilaga	Core	0.27	2040	0.01	0.02	0.17	0.2
HD-16	143.1	143.75	0.65	711382	IZ07091938	Halilaga	Core	0.385	3470	0.01	0.02	0.3	0.34
HD-16	143.75	144.8	1.05	711383	IZ07091938	Halilaga	Core	0.29	2120	0.01	0.02	0.19	0.21
HD-16	144.8	146.1	1.3	711384	IZ07091938	Halilaga	Core	0.386	3810	0.01	0.02	0.32	0.38
HD-16	146.1	147	0.9	711385	IZ07091938	Halilaga	Core	0.273	2180	0.01	0.01	0.18	0.22
HD-16	147	147.65	0.65	711386	IZ07091938	Halilaga	Core	0.429	3150	0.01	0.02	0.26	0.31
HD-16	150.3	151.5	1.2	711391	IZ07091938	Halilaga	Core	0.318	2060	0.01	0.01	0.17	0.21
HD-16	152.6	153.7	1.1	711394	IZ07091938	Halilaga	Core	0.382	2150	0.02	0.02	0.16	0.21
HD-16	153.7	154.85	1.15	711396	IZ07091938	Halilaga	Core	0.358	2880	0.02	0.03	0.21	0.28
HD-16	154.85	155.95	1.1	711397	IZ07091938	Halilaga	Core	0.34	2680	0.02	0.04	0.2	0.27
HD-16	156.7	157.1	0.4	711399	IZ07091938	Halilaga	Core	0.335	2900	0.01	0.02	0.23	0.28
HD-16	157.1	158.1	1	711400	IZ07091938	Halilaga	Core	0.282	2130	0.01	0.02	0.18	0.22
HD-16	158.1	158.75	0.65	711401	IZ07091938	Halilaga	Core	0.532	3220	0.01	0.02	0.26	0.33

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-16	158.75	159.8	1.05	711402	IZ07091938	Halilaga	Core	0.367	3250	0.02	0.03	0.25	0.32
HD-16	159.8	160.9	1.1	711403	IZ07091938	Halilaga	Core	0.398	4950	0.01	0.02	0.3	0.36
HD-16	160.9	161.9	1	711404	IZ07091938	Halilaga	Core	0.352	3360	0.01	0.02	0.28	0.34
HD-16	161.9	163	1.1	711405	IZ07091938	Halilaga	Core	0.281	2760	0.01	0.02	0.22	0.27
HD-16	163.85	164.7	0.85	711407	IZ07091938	Halilaga	Core	0.302	3190	0.01	0.01	0.27	0.32
HD-16	164.7	165.1	0.4	711408	IZ07091938	Halilaga	Core	0.47	7220	0.02	0.03	0.61	0.72
HD-16	165.1	166	0.9	711409	IZ07091938	Halilaga	Core	0.226	2960	0.01	0.01	0.24	0.29
HD-16	166	167.25	1.25	711411	IZ07091938	Halilaga	Core	0.346	3130	0.01	0.02	0.26	0.31
HD-16	167.25	168.6	1.35	711413	IZ07091938	Halilaga	Core	0.31	2330	0.01	0.01	0.2	0.23
HD-16	168.6	169.7	1.1	711414	IZ07091938	Halilaga	Core	0.515	3990	0.02	0.03	0.34	0.41
HD-16	169.7	170.75	1.05	711416	IZ07091938	Halilaga	Core	0.376	3130	0.01	0.03	0.25	0.3
HD-16	170.75	171.8	1.05	711417	IZ07091938	Halilaga	Core	0.324	2750	0.01	0.02	0.22	0.26
HD-16	172.7	173.8	1.1	711419	IZ07091938	Halilaga	Core	0.45	3340	0.01	0.03	0.26	0.32
HD-16	173.8	174.8	1	711420	IZ07091938	Halilaga	Core	0.379	2910	0.01	0.01	0.22	0.27
HD-16	175.9	177.1	1.2	711422	IZ07091938	Halilaga	Core	0.266	2850	0.01	0.03	0.22	0.28
HD-16	179.3	180.1	0.8	711425	IZ07091938	Halilaga	Core	0.243	3210	0.02	0.06	0.22	0.32
HD-16	187.3	187.6	0.3	711436	IZ07091938	Halilaga	Core	1.055	4680	0.02	0.07	0.34	0.44
HD-16	187.6	188.6	1	711437	IZ07091938	Halilaga	Core	0.262	3030	0.02	0.03	0.23	0.28
HD-16	188.6	189	0.4	711438	IZ07091938	Halilaga	Core	0.224	2640	0.01	0.02	0.2	0.25
HD-16	189	190.2	1.2	711439	IZ07091938	Halilaga	Core	0.265	3360	0.02	0.06	0.22	0.31
HD-16	204.6	205.7	1.1	711456	IZ07091938	Halilaga	Core	0.231	2350	0.01	0.02	0.19	0.24
HD-16	205.7	206.3	0.6	711457	IZ07091938	Halilaga	Core	0.641	5730	0.03	0.14	0.38	0.56
HD-16	218.6	219.6	1	711473	IZ07091938	Halilaga	Core	0.247	2070	0.01	0.02	0.16	0.19
HD-16	229.9	231	1.1	711485	IZ07091938	Halilaga	Core	0.163	2190	0.01	0.03	0.17	0.22
HD-16	232.1	233.5	1.4	711487	IZ07091938	Halilaga	Core	0.138	2050	0.01	0.02	0.15	0.2
HD-16	238.7	239.7	1	711496	IZ07091938	Halilaga	Core	0.162	2440	0.01	0.02	0.21	0.25
HD-16	247.7	248.7	1	711505	IZ07091938	Halilaga	Core	0.2	2530	0.01	0.02	0.22	0.24
HD-16	261.8	262.8	1	711522	IZ07091938	Halilaga	Core	0.241	2410	0	0.01	0.22	0.24
HD-16	270.9	272.3	1.4	711533	IZ07091938	Halilaga	Core	0.229	2780	0.01	0.01	0.24	0.28
HD-16	285.2	286.4	1.2	711548	IZ07091938	Halilaga	Core	0.327	4470	0.01	0.02	0.39	0.46

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-16	286.4	287.6	1.2	711549	IZ07091938	Halilaga	Core	0.306	5040	0.01	0.02	0.45	0.51
HD-16	287.6	288.7	1.1	711551	IZ07091938	Halilaga	Core	1.08	6520	0.01	0.02	0.6	0.65
HD-16	294.6	295.6	1	711560	IZ07091938	Halilaga	Core	0.241	3400	0.01	0.01	0.3	0.34
HD-16	295.6	296.6	1	711561	IZ07091938	Halilaga	Core	0.167	2140	0.01	0.01	0.18	0.21
HD-16	296.6	297.6	1	711562	IZ07091938	Halilaga	Core	0.297	2320	0.01	0.01	0.19	0.23
HD-16	300.6	301.6	1	711566	IZ07091938	Halilaga	Core	0.161	2540	0.01	0.01	0.22	0.26
HD-16	302.5	303.5	1	711568	IZ07091938	Halilaga	Core	0.68	8210	0.02	0.03	0.77	0.86
HD-16	303.5	304.5	1	711569	IZ07091938	Halilaga	Core	0.175	2800	0.01	0.01	0.24	0.28
HD-16	304.5	305.5	1	711570	IZ07091938	Halilaga	Core	0.144	2130	0.01	0.01	0.2	0.22
HD-16	308.6	309.4	0.8	711576	IZ07091938	Halilaga	Core	0.324	5380	0.01	0.03	0.5	0.55
HD-16	309.4	310.2	0.8	711577	IZ07091938	Halilaga	Core	0.459	5820	0.01	0.02	0.47	0.59
HD-16	311.2	312.2	1	711579	IZ07091938	Halilaga	Core	0.121	2180	0	0.02	0.2	0.24
HD-16	312.2	313.2	1	711580	IZ07091938	Halilaga	Core	0.266	4430	0.01	0.01	0.32	0.46
HD-16	313.2	314.2	1	711582	IZ07091938	Halilaga	Core	0.144	2670	0.01	0.01	0.21	0.28
HD-16	347.2	348.2	1	711622	IZ07091938	Halilaga	Core	0.174	2060	0.01	0.01	0.18	0.21
HD-16	352.2	353.2	1	711627	IZ07091938	Halilaga	Core	0.24	3050	0.01	0.01	0.25	0.3
HD-16	353.2	354.2	1	711628	IZ07091938	Halilaga	Core	0.599	6390	0.01	0.02	0.56	0.62
HD-16	361.2	362.2	1	711639	IZ07091938;IZ07091938RA	Halilaga	Core	0.178	2110	0.01	0.01	0.19	0.21
HD-16	375	376	1	711654	IZ07091938;IZ07091938RA	Halilaga	Core	0.353	4450	0.01	0.02	0.35	0.43
HD-16	379	380	1	711660	IZ07091938;IZ07091938RA	Halilaga	Core	0.138	2050	0.01	0.03	0.14	0.2
HD-16	381.1	382.1	1	711662	IZ07091938;IZ07091938RA	Halilaga	Core	0.294	4640	0.01	0.04	0.35	0.42
HD-16	384	385	1	711665	IZ07091938;IZ07091938RA	Halilaga	Core	0.352	6630	0.01	0.02	0.56	0.62
HD-16	385	386	1	711666	IZ07091938;IZ07091938RA	Halilaga	Core	0.076	2050	0	0.01	0.16	0.2
HD-16	391	392.05	1.05	711672	IZ07091938;IZ07091938RA	Halilaga	Core	0.127	2230	0.01	0.03	0.17	0.22
HD-16	397	398.05	1.05	711681	IZ07091938	Halilaga	Core	0.156	2090	0.01	0.02	0.17	0.22
HD-16	398.05	399.05	1	711682	IZ07091938	Halilaga	Core	0.199	3630	0.01	0.02	0.29	0.36
HD-16	406	407	1	711690	IZ07091938	Halilaga	Core	0.14	2680	0.01	0.01	0.17	0.2
HD-16	483.4	484.5	1.1	711777	IZ07093778	Halilaga	Core	0.244	2050	0.01	0.01	0.17	0.21
HD-16	523.7	525.1	1.4	711822	IZ07093778	Halilaga	Core	0.531	5420	0.01	0.02	0.45	0.51
HD-16	525.1	526.1	1	711823	IZ07093778	Halilaga	Core	0.551	6190	0.01	0.02	0.55	0.61

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-16	563.4	564.2	0.8	711869	IZ07093778	Halilaga	Core	0.09	2040	0	0.04	0.15	0.2
HD-16	583.2	583.8	0.6	711892	IZ07093778	Halilaga	Core	0.147	2110	0	0.01	0.16	0.21
HD-19	32	32.6	0.6	726215	IZ08076180	Halilaga	Core	0.035	2320
HD-19	41	44	3	726220	IZ08076180	Halilaga	Core	0.024	2780
HD-19	93	96	3	726245	IZ08076180	Halilaga	Core	0.024	2060
HD-20A	87.9	89	1.1	726346	IZ08086002	Halilaga	Core	0.021	3660
HD-20A	107.1	108.5	1.4	726361	IZ08086002	Halilaga	Core	0.046	3390
HD-21	234.9	235.5	0.6	726559	IZ08098743	Halilaga	Core	1.08	5250
HD-21	235.5	236.4	0.9	726560	IZ08098743	Halilaga	Core	0.307	6440
HD-21	273.5	274.9	1.4	726578	IZ08098743	Halilaga	Core	0.144	7890
HD-21	274.9	275.4	0.5	726579	IZ08098743	Halilaga	Core	2.8	168500
HD-21	275.4	277.4	2	726580	IZ08098743	Halilaga	Core	0.106	3650
HD-21	292.1	294	1.9	726587	IZ08098743	Halilaga	Core	0.076	2010
HD-21	296.5	298.5	2	726589	IZ08098743	Halilaga	Core	0.482	20100
HD-21	298.5	300.5	2	726590	IZ08098743	Halilaga	Core	0.157	7480
HD-21	369	370	1	726619	IZ08098743	Halilaga	Core	0.014	6500
HD-21	382.7	384.7	2	726625	IZ08098743	Halilaga	Core	0.016	2150
HD-24	106	108	2	726871	IZ08129121;IZ08129121RA	Halilaga	Core	0.032	5150
HD-24	108	110	2	726872	IZ08129121;IZ08129121RA	Halilaga	Core	0.202	3920
HD-24	110	112.5	2.5	726873	IZ08129121;IZ08129121RA	Halilaga	Core	0.067	2630
HD-24	118.5	121.5	3	726877	IZ08129121;IZ08129121RA	Halilaga	Core	0.072	2450
HD-25	5.6	9.6	4	726911	IZ08132534;IZ08132534RA	Halilaga	Core	0.085	2450
HD-25	9.6	13.6	4	726912	IZ08132534;IZ08132534RA	Halilaga	Core	0.117	3540
HD-25	52.6	53.2	0.6	726927	IZ08132534;IZ08132534RA	Halilaga	Core	0.381	46800
HD-25	53.2	53.6	0.4	726928	IZ08132534;IZ08132534RA	Halilaga	Core	0.179	11800
HD-25	205.6	207.6	2	726990	IZ08132534	Halilaga	Core	0.293	5270
HD-25	207.6	209.6	2	726991	IZ08132534	Halilaga	Core	0.565	5870
HD-25	209.6	210.1	0.5	726992	IZ08132534	Halilaga	Core	2.88	62600
HD-25	210.1	210.6	0.5	726993	IZ08132534	Halilaga	Core	1.9	42600
HD-25	210.6	211.6	1	726994	IZ08132534	Halilaga	Core	1.61	30100

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HD-25	211.6	212.6	1	726995	IZ08132534	Halilaga	Core	2.94	45500
HD-25	212.6	213.7	1.1	726996	IZ08132534	Halilaga	Core	4.39	92000
HD-25	213.7	215	1.3	726997	IZ08132534	Halilaga	Core	0.842	10900
HD-25	215	217.5	2.5	726999	IZ08132534	Halilaga	Core	0.325	4940
HD-25	220.5	223	2.5	727001	IZ08132534	Halilaga	Core	0.228	2010
HD-25	259	262	3	727016	IZ08132534	Halilaga	Core	0.038	3300
HD-28	103.5	106	2.5	727179	IZ08143226;IZ08143226RA	Halilaga	Core	0.161	3160
HD-28	108	110	2	727181	IZ08143226;IZ08143226RA	Halilaga	Core	0.092	3320
HD-28	112.2	114	1.8	727183	IZ08143226;IZ08143226RA	Halilaga	Core	0.127	5530
HD-30	53	56	3	727396	IZ08170046	Halilaga	Core	0.043	5630
HD-32	222	223.2	1.2	717224	IZ08180868	Halilaga	Core	0.027	2840
HD-32	235.2	238.2	3	717229	IZ08180868	Halilaga	Core	0.029	3410
HRC-02	4.5	6	1.5	11122	IZ06131023	Halilaga	RC Chip	0.441	10300	0.34	0.63	0.05	1.05
HRC-02	7.5	9	1.5	11124	IZ06131023	Halilaga	RC Chip	1.105	5050	0.07	0.36	0.05	0.53
HRC-02	9	10.5	1.5	11125	IZ06131023	Halilaga	RC Chip	0.613	15400	0.32	1.18	0.05	1.58
HRC-02	10.5	12	1.5	11126	IZ06131023	Halilaga	RC Chip	0.72	13000	0.26	0.96	0.08	1.35
HRC-02	12	13.5	1.5	11127	IZ06131023	Halilaga	RC Chip	0.411	11400	0.24	0.86	0.05	1.17
HRC-02	13.5	15	1.5	11128	IZ06131023	Halilaga	RC Chip	0.803	13000	0.33	0.88	0.08	1.34
HRC-02	15	16.5	1.5	11129	IZ06131023	Halilaga	RC Chip	0.444	14200	0.36	0.5	0.54	1.49
HRC-02	16.5	18	1.5	11131	IZ06131023	Halilaga	RC Chip	0.606	12800	0.3	0.95	0.06	1.35
HRC-02	19.5	21	1.5	11134	IZ06131023	Halilaga	RC Chip	0.397	7400	0.16	0.49	0.09	0.76
HRC-02	21	22.5	1.5	11136	IZ06131023	Halilaga	RC Chip	0.215	4380	0.14	0.23	0.04	0.42
HRC-02	22.5	24	1.5	11137	IZ06131023	Halilaga	RC Chip	0.943	8970	0.2	0.6	0.06	0.9
HRC-02	24	25.5	1.5	11138	IZ06131023	Halilaga	RC Chip	0.581	6960	0.11	0.38	0.2	0.71
HRC-02	25.5	27	1.5	11139	IZ06131023	Halilaga	RC Chip	0.466	4750	0.07	0.2	0.18	0.47
HRC-02	27	28.5	1.5	11140	IZ06131023	Halilaga	RC Chip	0.373	3300	0.05	0.13	0.15	0.35
HRC-02	28.5	30	1.5	11141	IZ06131023	Halilaga	RC Chip	0.348	2740	0.04	0.12	0.12	0.29
HRC-02	30	31.5	1.5	11142	IZ06131023	Halilaga	RC Chip	0.489	4740	0.08	0.19	0.22	0.5
HRC-02	31.5	33	1.5	11143	IZ06131023	Halilaga	RC Chip	0.533	4280	0.06	0.18	0.18	0.44
HRC-02	33	34.5	1.5	11144	IZ06131023	Halilaga	RC Chip	0.464	3960	0.04	0.12	0.21	0.41

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HRC-02	34.5	36	1.5	11145	IZ06131023	Halilaga	RC Chip	0.394	3660	0.03	0.08	0.24	0.39
HRC-02	36	37.5	1.5	11146	IZ06131023	Halilaga	RC Chip	0.467	3710	0.04	0.09	0.24	0.41
HRC-02	37.5	39	1.5	11147	IZ06131023	Halilaga	RC Chip	0.606	5010	0.06	0.13	0.32	0.51
HRC-02	39	40.5	1.5	11148	IZ06131023	Halilaga	RC Chip	0.458	3780	0.05	0.11	0.22	0.4
HRC-02	40.5	42	1.5	11149	IZ06131023	Halilaga	RC Chip	0.477	3260	0.03	0.08	0.22	0.34
HRC-02	42	43.5	1.5	11151	IZ06131023	Halilaga	RC Chip	0.502	3990	0.03	0.1	0.29	0.4
HRC-02	43.5	45	1.5	11153	IZ06131023	Halilaga	RC Chip	0.388	3690	0.04	0.11	0.21	0.37
HRC-02	45	46.5	1.5	11154	IZ06131023	Halilaga	RC Chip	0.447	4020	0.04	0.11	0.26	0.4
HRC-02	46.5	48	1.5	11156	IZ06131023	Halilaga	RC Chip	0.418	4020	0.04	0.09	0.27	0.4
HRC-02	48	49.5	1.5	11157	IZ06131023	Halilaga	RC Chip	0.612	3460	0.03	0.09	0.2	0.32
HRC-02	49.5	51	1.5	11158	IZ06131023	Halilaga	RC Chip	0.357	3520	0.03	0.08	0.23	0.35
HRC-02	55.5	57	1.5	11162	IZ06131023	Halilaga	RC Chip	0.39	3250	0.02	0.04	0.23	0.29
HRC-02	57	58.5	1.5	11163	IZ06131023	Halilaga	RC Chip	0.694	5270	0.05	0.12	0.31	0.5
HRC-02	58.5	60	1.5	11164	IZ06131023	Halilaga	RC Chip	0.402	3410	0.03	0.06	0.22	0.31
HRC-02	61.5	63	1.5	11166	IZ06131023	Halilaga	RC Chip	0.323	2570	0.02	0.04	0.18	0.23
HRC-02	63	64.5	1.5	11167	IZ06131023	Halilaga	RC Chip	0.294	2520	0.03	0.05	0.16	0.24
HRC-02	64.5	66	1.5	11168	IZ06131023	Halilaga	RC Chip	0.23	2400	0.02	0.05	0.15	0.22
HRC-02	66	67.5	1.5	11169	IZ06131023	Halilaga	RC Chip	0.252	3140	0.05	0.09	0.15	0.29
HRC-02	67.5	69	1.5	11171	IZ06131023	Halilaga	RC Chip	0.326	3360	0.05	0.11	0.19	0.34
HRC-02	69	70.5	1.5	11173	IZ06131023	Halilaga	RC Chip	0.313	3080	0.03	0.07	0.18	0.28
HRC-02	70.5	72	1.5	11174	IZ06131023	Halilaga	RC Chip	0.224	2150	0.02	0.05	0.13	0.2
HRC-02	72	73.5	1.5	11176	IZ06131023	Halilaga	RC Chip	0.228	3460	0.07	0.12	0.12	0.33
HRC-02	73.5	75	1.5	11177	IZ06131023	Halilaga	RC Chip	0.317	2710	0.02	0.05	0.18	0.25
HRC-02	75	76.5	1.5	11178	IZ06131023	Halilaga	RC Chip	0.266	2980	0.03	0.06	0.2	0.29
HRC-02	76.5	78	1.5	11179	IZ06131023	Halilaga	RC Chip	0.256	2740	0.02	0.05	0.18	0.25
HRC-02	84	85.5	1.5	11184	IZ06131023	Halilaga	RC Chip	0.204	2210	0.01	0.03	0.15	0.19
HRC-02	85.5	87	1.5	11185	IZ06131023	Halilaga	RC Chip	0.164	2210	0	0.02	0.18	0.2
HRC-02	88.5	90	1.5	11187	IZ06131023	Halilaga	RC Chip	0.258	2730	0.01	0.02	0.22	0.25
HRC-02	90	91.5	1.5	11188	IZ06131023	Halilaga	RC Chip	0.329	3160	0.01	0.03	0.25	0.29
HRC-02	91.5	93	1.5	11189	IZ06131023	Halilaga	RC Chip	0.331	2790	0	0.03	0.23	0.25

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HRC-02	94.5	96	1.5	11193	IZ06131023	Halilaga	RC Chip	0.355	3070	0.01	0.03	0.26	0.3
HRC-02	96	97.5	1.5	11194	IZ06131023	Halilaga	RC Chip	0.323	2720	0.01	0.03	0.21	0.26
HRC-02	99	100.5	1.5	11197	IZ06131023	Halilaga	RC Chip	0.304	2840	0	0.02	0.22	0.25
HRC-02	103.5	105	1.5	11200	IZ06131023	Halilaga	RC Chip	0.243	2250	0.01	0.03	0.16	0.22
HRC-02	106.5	108	1.5	11202	IZ06131023	Halilaga	RC Chip	0.308	3150	0.01	0.03	0.26	0.32
HRC-02	108	109.5	1.5	11203	IZ06131023	Halilaga	RC Chip	0.309	2250	0.01	0.02	0.18	0.22
HRC-02	109.5	111	1.5	11204	IZ06131023	Halilaga	RC Chip	0.268	2480	0.01	0.02	0.21	0.24
HRC-02	111	112.5	1.5	11205	IZ06131023	Halilaga	RC Chip	0.253	2470	0.01	0.03	0.19	0.24
HRC-02	114	115.5	1.5	11207	IZ06131023	Halilaga	RC Chip	0.264	2260	0.01	0.02	0.17	0.22
HRC-02	118.5	120	1.5	11211	IZ06131023	Halilaga	RC Chip	0.273	2020	0.01	0.03	0.14	0.2
HRC-02	123	124.5	1.5	11216	IZ06131023	Halilaga	RC Chip	0.235	2160	0.01	0.02	0.17	0.2
HRC-02	124.5	126	1.5	11217	IZ06131023	Halilaga	RC Chip	0.25	2460	0.01	0.02	0.19	0.24
HRC-02	127.5	129	1.5	11219	IZ06131023	Halilaga	RC Chip	0.334	3530	0.01	0.02	0.33	0.35
HRC-02	129	130.5	1.5	11220	IZ06131023	Halilaga	RC Chip	0.219	2480	0.01	0.04	0.18	0.24
HRC-02	138	139.5	1.5	11226	IZ06131023	Halilaga	RC Chip	0.24	2410	0.01	0.02	0.19	0.24
HRC-03	9	10.5	1.5	11239	IZ06133129	Halilaga	RC Chip	0.818	3330	0.14	0.07	0.12	0.31
HRC-03	10.5	12	1.5	11240	IZ06133129	Halilaga	RC Chip	0.567	7710	0.27	0.51	0.03	0.8
HRC-03	12	13.5	1.5	11241	IZ06133129	Halilaga	RC Chip	0.633	14800	0.47	0.83	0.16	1.46
HRC-03	13.5	15	1.5	11242	IZ06133129	Halilaga	RC Chip	0.263	6040	0.2	0.36	0.1	0.69
HRC-03	15	16.5	1.5	11243	IZ06133129	Halilaga	RC Chip	0.256	5620	0.14	0.33	0.13	0.6
HRC-03	30	31.5	1.5	11256	IZ06133129	Halilaga	RC Chip	0.19	2110	0.01	0.02	0.18	0.22
HRC-03	31.5	33	1.5	11257	IZ06133129	Halilaga	RC Chip	0.162	2110	0.01	0.03	0.16	0.21
HRC-03	34.5	36	1.5	11259	IZ06133129	Halilaga	RC Chip	0.262	3530	0.02	0.04	0.27	0.35
HRC-03	48	49.5	1.5	11268	IZ06133129	Halilaga	RC Chip	0.142	2030	0.02	0.04	0.13	0.2
HRC-03	49.5	51	1.5	11269	IZ06133129	Halilaga	RC Chip	0.223	2470	0.04	0.07	0.14	0.25
HRC-03	51	52.5	1.5	11271	IZ06133129	Halilaga	RC Chip	0.157	2390	0.01	0.02	0.19	0.23
HRC-03	52.5	54	1.5	11273	IZ06133129	Halilaga	RC Chip	0.262	2620	0.02	0.04	0.21	0.27
HRC-03	55.5	57	1.5	11276	IZ06133129	Halilaga	RC Chip	0.272	2590	0.02	0.04	0.2	0.27
HRC-03	57	58.5	1.5	11277	IZ06133129	Halilaga	RC Chip	0.233	2490	0.02	0.04	0.18	0.25
HRC-03	73.5	75	1.5	11288	IZ06133129	Halilaga	RC Chip	0.184	2270	0.05	0.07	0.1	0.23

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009

HOLEID	SAMPFROM	SAMPTO	Sample_Interval	SAMPLEID	LabJobNumber	PROJECTCODE	SAMPLETYPE	Au_ppm	Cu_ppm	Cu_AA06s_pct	Cu_AA16s_pct	Cu_AA62s_pct	Cu_AA62b_pct

HRC-03	75	76.5	1.5	11289	IZ06133129	Halilaga	RC Chip	0.172	2120	0.03	0.05	0.13	0.22
HRC-03	78	79.5	1.5	11293	IZ06133129	Halilaga	RC Chip	0.121	2170	0.05	0.07	0.1	0.23
HRC-03	79.5	81	1.5	11294	IZ06133129	Halilaga	RC Chip	0.151	2460	0.05	0.09	0.1	0.25
HRC-03	93	94.5	1.5	11304	IZ06133129	Halilaga	RC Chip	0.312	2550	0.01	0.04	0.17	0.24
HRC-03	94.5	96	1.5	11305	IZ06133129	Halilaga	RC Chip	0.259	2240	0.01	0.05	0.12	0.22
HRC-03	99	100.5	1.5	11308	IZ06133129	Halilaga	RC Chip	0.263	2740	0.01	0.06	0.14	0.25

NI43-101 TECHNICAL REPORT ON THE HALILAĞA EXPLORATION PROPERTY, ÇANAKKALE, WESTERN TURKEY Prepared for: Fronteer Development Group Inc. Suite 1650 — 1055 West Hastings Street Vancouver, B.C. V6E 2E9 by P Grieve M.Sc. MAIG. March 30, 2009
- End -